Exhibit 99.1
ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700
Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, are hereby invited to the Extraordinary General Meeting (the “Extraordinary Meeting”) of the shareholders of Rosetta Genomics Ltd. that will be held at the California office of the Company at 25901 Commercentre Dr., Lake Forest, CA 92630, on February 1, 2018 at 10:00 am (PT). Notice of the Extraordinary Meeting was originally published on December 22, 2017.
At the Extraordinary Meeting, shareholders will be asked to consider and vote on the following:
1.
The adoption and approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), of the merger of Stone Marger Sub Ltd. (“Merger Sub”), a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of Genoptix, Inc., a Delaware corporation (“Genoptix”), with and into the Company, including the adoption and approval of: (i) the Agreement and Plan of Merger, dated as of December 14, 2017 (the “Merger Agreement”), by and among Genoptix, Merger Sub, and the Company; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314 through 327 of the Companies Law, following which the separate corporate existence of Merger Sub shall cease and the Company will become a private wholly-owned direct subsidiary of Genoptix; (iii) the consideration to be received by the shareholders of the Company in the Merger, preliminarily estimated to be $0.60 to $0.70 in cash, without interest and less any applicable withholding taxes, for each ordinary share of the Company nominal (par) value NIS 7.2 per share, held immediately prior to the effective time of the Merger, with the exact price per ordinary share dependent on the final amounts of deductions and adjustments detailed in the Merger Agreement that have not yet been fixed and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including, without limitation, the purchase by the Company of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger.

We currently know of no business to be transacted at the Extraordinary Meeting other than as set forth above, but, if any other matter is properly presented at the Extraordinary Meeting, the persons that will be named in the proxy card will vote upon such matters, including any adjournment or postponement of the shareholder meeting, in accordance with their best judgment.
The approval of Item 1 requires the affirmative vote of the holders of at least a majority of the voting power of the Company, in person or by proxy, such majority not to include votes by shareholders that are Merger Sub, Genoptix or any person or entity holding at least 25% of the means of control of either Merger Sub or Genoptix, or any person or entity acting on their behalf, including any family member of, or entity controlled by, any of the foregoing.
Only shareholders of record at the close of trading on December 27, 2017, will be entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Discussion at the Extraordinary Meeting will be commenced if a quorum is present. Two or more shareholders present, in person or by proxy, and holding shares conferring in the aggregate more than 25% of the voting power of the Company shall constitute a quorum for the Extraordinary Meeting. If within half an hour from the time appointed for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to February 8, 2018 at the same time and place or to such day and at such time as the chairman of the Extraordinary Meeting may determine. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.
Shareholders of record who do not expect to attend the Extraordinary Meeting in person may vote by means of a proxy card and are requested to mark, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32(d) of the Amended and Restated Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy card must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s tabulating agent, Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717, not less than four (4) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting may revoke their proxy cards and vote their shares in person.
If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Extraordinary Meeting (or to appoint a proxy to do so on your behalf).
Abstentions and broker non-votes will count for purposes of establishing a quorum but will have the same effect as a vote cast “AGAINST” Item 1. As a result, it is very important that you return a duly executed proxy card in a timely manner or direct your bank, broker or other nominee on how to vote your shares on your behalf.
According to the Companies Law, one or more shareholders who hold at least 1% of the voting rights in the Extraordinary Meeting may request, within seven (7) days as of the date of this notice, that the Board of Directors include a subject matter on the agenda of the Extraordinary Meeting, provided it is suitable for discussion at a general meeting.
The complete form of the proposed resolutions may be inspected at the offices of the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, who is accessible by phone at (+1) 877-429-6643.
In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Extraordinary Meeting to the Company’s offices at its above mentioned address, Attention: Ron Kalfus, Chief Financial Officer, or by facsimile to +972-73-2220701, no later than January 22, 2018. Any position statement so received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.
By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board
December 28, 2017

PROXY STATEMENT
ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On February 1, 2018
The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company” or “Rosetta”, respectively) for use at our Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the California office of the Company at 25901 Commercentre Dr., Lake Forest, CA 92630, on February 1, 2018 at 10:00 am (PT), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary Meeting has been established as of the close of trading on December 27, 2017.
As of December 27, 2017, we had outstanding 5,929,860 ordinary shares, nominal (par) value NIS 7.2 per share (“Ordinary Shares”), each of which is entitled to one vote on each matter to be voted upon at the Extraordinary Meeting.
We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about January 2, 2018. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of December 28, 2017, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a report on a Form 6-K and are available on the Company’s website at www.rosettagx.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s tabulating agent, Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717, not less than four (4) hours before the time fixed for the Extraordinary Meeting, unless such requirement is waived by the Chairman of the Extraordinary Meeting.
Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the Notice of Extraordinary Meeting of Shareholders that was originally published on December 22, 2017 (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card.
If your Ordinary Shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Extraordinary Meeting (or to appoint a proxy to do so on your behalf).
Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Extraordinary Meeting or requesting the return of the proxy at the Extraordinary Meeting; or (iii) executing and delivering to us a later-dated proxy card.

Discussion at the Extraordinary Meeting will be commenced if a quorum is present. Two or more shareholders present, in person or by proxy, and holding shares conferring in the aggregate more than 25% of the voting power of the Company shall constitute a quorum for the Extraordinary Meeting. If within half an hour from the time appointed for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to February 8, 2018 at the same time and place, without it being necessary to notify the shareholders or to such other day and at such time as the chairman of the Extraordinary Meeting may determine. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.
The approval of Item 1 — The Merger Proposal requires the affirmative vote of the holders of at least a majority of the voting power of the Company, in person or by proxy, such majority not to include votes by shareholders that are Merger Sub, Genoptix or any person or entity holding at least 25% of the means of control of either Merger Sub or Genoptix, or any person or entity acting on their behalf, including any family member of, or entity controlled by, any of the foregoing (each, a “Genoptix Affiliate”).
Abstentions and broker non-votes will count for purposes of establishing a quorum but will have the same effect as a vote cast “AGAINST” Item 1. As a result, it is very important that you return a duly executed proxy card in a timely manner or direct your bank, broker or other nominee on how to vote your shares on your behalf.
Shareholders must affirm that they are not Genoptix Affiliates on the proxy card (by checking the appropriate box in Item 1A of the proxy card) in order for their votes to count towards the majority required for approval of the proposal. If a shareholder does not check the “NO” box on the proxy card to indicate that he, she or it is not a Genoptix Affiliate, then the shareholder’s vote will not count toward the required majority.
If a shareholder signs and returns the proxy card without indicating how the shareholder intends to vote, then the shareholder’s shares will not be voted, unless the shareholder provides a reply in Item 1A of the proxy card by checking the appropriate box on the proxy card to indicate that he, she or it is not a Genoptix Affiliate, in which case the Ordinary Shares will be voted in favor of the proposal.
MATTERS RELATING TO THE EXTRAORDINARY MEETING
At the Extraordinary Meeting, the shareholders will be asked to vote on the following proposal:
ITEM ONE — The Merger Proposal
It Is Proposed That the Following Resolutions Be Adopted at the Extraordinary Meeting:
The adoption and approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), of the merger of Stone Marger Sub Ltd. (“Merger Sub”), a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of Genoptix, Inc., a Delaware corporation (“Genoptix”), with and into the Company, including the adoption and approval of: (i) the Agreement and Plan of Merger, dated as of December 14, 2017 (the “Merger Agreement”), by and among Genoptix, Merger Sub, and the Company; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314 through 327 of the Companies Law, following which the separate corporate existence of Merger Sub shall cease and the Company will become a private wholly-owned direct subsidiary of Genoptix; (iii) the consideration to be received by the shareholders of the Company in the Merger, preliminarily estimated to be $0.60 to $0.70 in cash, without interest and less any applicable withholding taxes, for each Ordinary Share held immediately prior to the effective time of the Merger, with the exact price per Ordinary Share dependent on the final amounts of deductions and adjustments detailed in the Merger Agreement that have not yet been fixed, and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including, without limitation, the purchase by the Company of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger.
Board of Directors’ Recommendation:
THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

THE MERGER
The Companies
Rosetta Genomics Ltd.
Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.
Rosetta’s mailing address and executive offices are located at 3711 Market Street, Suite 740, Philadelphia, PA 19104.
Additional information concerning Rosetta is included in Rosetta’s reports filed or furnished to the SEC pursuant to the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder, the “Exchange Act”). See “Where You Can Find Additional Information” on page 46 of this proxy statement.
Genoptix Inc.
Genoptix is a leading clinical laboratory specializing in hematology and solid tumors and operates one of the largest hematopathology centers in the United States. Genoptix provides personalized and comprehensive diagnostic services to hematologists, oncologists and pathologists, with a specialization in diagnosing cancers and disorders in bone marrow, blood, and lymph nodes, as well as in solid tumor workups using molecular testing. Through an integrated approach to case management, Genoptix delivers individualized, actionable results for each patient to help the referring physician make the best treatment decisions.
Genoptix’s mailing address and executive offices are located at 2131 Faraday Avenue, Carlsbad, CA, 92008.
Stone Marger Sub Ltd.
Merger Sub is a newly-formed, wholly-owned subsidiary of Genoptix. Genoptix formed this subsidiary as an Israeli company solely to effect the Merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will merge with and into Rosetta and will cease to exist.
Merger Sub’s mailing address and executive offices are located at 2131 Faraday Avenue, Carlsbad, CA, 92008.
Background of the Merger
Rosetta’s senior management team and Board actively monitor and assess developments in the diagnostic space and related industries. In addition, Rosetta’s senior management team and Board regularly consider and evaluate options for achieving Rosetta’s long-term strategic goals and enhancing shareholder value as an independent company, as well as potential strategic alternatives to enhance shareholder value.
The following is a summary of the material events leading up to the execution of the Merger Agreement. At each formal meeting of the Board described below, all of the members of the Board who were present and who participated in discussions were independent (as determined previously by the Board pursuant to the Nasdaq Listing Rules), and the actions taken by the Board at such meetings were approved by such independent members of the Board. In addition, throughout the period described below, prior to and in between formal meetings of the Board, Rosetta’s chief executive officer, Ken Berlin (“CEO”), frequently updated the Board on the relevant events and developments.

On October 2, 2017, Rosetta received approximately $1.8 million of net proceeds from a private placement of convertible debentures and warrants. Despite this private placement, Rosetta continued to face an acute need for additional cash to continue its business and projected that its cash resources would be sufficient only through the end of the 2017 fiscal year. Although Rosetta continued to furlough employees and eliminate positions in an effort to preserve cash, management and the Board recognized that Rosetta had a limited window in which to raise additional cash or sell the Company.
On October 3, 2017, Genoptix’s head of corporate development reached out to Rosetta’s CEO to establish contact for exploring a potential commercial or strategic collaboration. During the two years prior to Genoptix’s unsolicited approach, Rosetta had engaged in negotiations with two other parties regarding the possible sale of the entire company and three other parties regarding the possible sale of Rosetta’s PersonalizeDx business. In September 2017, Rosetta entered into an agreement to sell the PersonalizeDx business to one of these prospective purchasers for $2,875,000. The transaction was scheduled to close on September 18, 2017, but the purchaser failed to complete the acquisition.
On October 5, 2017, Rosetta’s CEO and Genoptix’s head of corporate development had an introductory telephone call where non-confidential information was exchanged about Rosetta and about Genoptix and the parties discussed the various alternatives for collaboration, including potential strategic transactions.
On October 9, 2017, Rosetta signed a non-disclosure agreement with Genoptix, following which it provided Genoptix with preliminary diligence information via data room access, followed by some discussions and exchanges of emails in the days that followed related to Rosetta’s miRNA business as well as Rosetta’s PersonalizeDx business.
On October 18, 2017, the chief executive officer, chief financial officer and head of corporate development of Genoptix met at Rosetta’s facility in Lake Forest, California with Rosetta’s chief financial officer, Ron Kalfus (“CFO”), and a business development consultant that Rosetta had hired earlier that month to assist it with seeking commercial and strategic collaborations. During this meeting, the chief executive officer of Genoptix expressed his company’s interest in acquiring Rosetta as a whole, with Genoptix’s cash on hand. The chief executive officer of Genoptix mentioned that Genoptix’s board of directors was meeting on October 25, 2017 to discuss several strategic opportunities that they were considering and that, in order to consider the Rosetta opportunity more seriously, they would need additional materials to be added to the data room prior to that meeting.
On October 23, 2017, the chief executive officer, chief financial officer and head of corporate development of Genoptix returned for a second meeting at Rosetta’s facility in Lake Forest, California with Rosetta’s CEO joining by phone and Rosetta’s CFO present in person. During this meeting, the chief executive officer of Genoptix reiterated his company’s interest in acquiring Rosetta as a whole, with some additional discussion taking place on the timeline of the proposed transaction as well as other business issues.
On October 26, 2017, Rosetta’s chairman of the Board (the “Chairman”) and CEO received a signed term sheet from the chief executive officer of Genoptix for the acquisition of Rosetta. The term sheet was forwarded to all of Rosetta’s Board members and Rosetta’s outside legal counsel in the U.S., Mintz Levin Cohn Ferris Glovsky and Popeo PC (“Mintz Levin”), and in Israel, Amar Reiter Jeanne Schochatovitch & Co. (“AYR”) on the same day, with a request to hold a Board meeting within the coming days.
On October 31, 2017, Rosetta’s Board met to discuss the proposal from Genoptix as well as other potential strategic alternatives. The Board further determined to re-engage Rosetta’s bankers at Cantor Fitzgerald & Co. (“Cantor”) to approach other potential purchasers. Rosetta had previously engaged Cantor in April 2014 to assist with identifying potential acquisition targets. Cantor had remained in contact with Rosetta, presenting a list of possible buyers in January 2017 and updating the Board in April 2017 regarding possible acquirors of Rosetta’s PersonalizeDx business. Following its re-engagement, Cantor contacted various parties from its January 2017 buyers list, plus at least one additional prospective acquirer, including, in the aggregate, over 20 companies. None of the potential buyers contacted by Cantor elected to proceed further.
Given the speed with which Rosetta needed to operate in the coming days vis-à-vis the Genoptix proposal, as well as other potential offers, the Board appointed two of its members, one being the

Chairman, to an ad hoc committee (the “committee”) in charge of examining offers, negotiating terms and providing immediate feedback to management for negotiation purposes.
On October 31, 2017, Rosetta’s CEO received an unsolicited draft letter of intent (“LOI”) from another interested party (“Party 2”), looking to acquire Rosetta’s miRNA-based business for a combination of cash and stock. The committee and Cantor were notified of this LOI on the same day.
On November 1, 2017, following consultation with the committee, as well as Cantor, Mintz Levin and AYR, Rosetta’s CEO responded to Genoptix’s proposal with proposed changes to the terms of the term sheet.
On November 2, 2017, Rosetta’s CEO received a further revised LOI from Party 2, following discussion between Rosetta’s CEO and Party 2’s chief executive officer that were held in the previous days. The revised LOI was shared with the committee and Cantor on the same day.
On November 3, 2017, Rosetta’s CEO and the chief executive officer of Genoptix had a discussion regarding Rosetta’s proposed changes to the term sheet.
On November 4, 2017, Rosetta’s Chairman and CEO received a revised term sheet from Genoptix which included revisions requested by Rosetta’s CEO.
On November 5, 2017, Rosetta’s CEO provided the full Board with an email update on the two competing proposals, as well as latest developments with both Genoptix and Party 2.
Between November 5, 2017 and November 9, 2017, Rosetta’s CEO and the chief executive officer of Genoptix continued their discussions regarding the terms of a possible transaction. Discussions focused on whether Genoptix’s bid would include a “contingent value right” pursuant to which shareholders would be entitled to receive additional consideration if sales of RosettaGX Reveal™, Rosetta’s proprietary, thyroid microRNA classifier for classifying indeterminate thyroid nodules, hit specified milestone levels and the terms of a bridge loan to be made by Genoptix to Rosetta so that Rosetta could continue operations through the closing of a transaction.
On November 10, 2017, following additional discussions that took place that day among Rosetta’s CEO, Cantor and Genoptix’s leadership, Rosetta’s Chairman and CEO received a further revised term sheet from Genoptix. The revised proposal did not include a contingent value right, but instead proposed an increased amount to be paid at closing in lieu of any post-closing payments.
On November 12, 2017, Rosetta’s CFO and the chief financial officer of Genoptix had a discussion regarding Rosetta’s proposed changes to the term sheet. These discussions focused primarily on the terms of the bridge loan.
On November 13, 2017, Rosetta’s Chairman and CEO received a further revised term sheet from Genoptix. On the same day, Rosetta’s Board convened a meeting, along with Mintz Levin, AYR and Cantor, to review and discuss the further revised term sheet from Genoptix, as well as the latest proposal from Party 2, which Rosetta had received on November 12, 2017. The Board unanimously agreed that among the available alternatives, one of which was the possibility of bankruptcy if Rosetta was unable to raise further cash, the Genoptix offer was the most favorable alternative. Following the Board meeting, Rosetta’s CEO executed the term sheet and returned a copy to the chief executive officer of Genoptix, at which point Rosetta entered into a 30-day exclusivity period with Genoptix to allow for a full due diligence process and, in parallel, drafting of the merger documents.
Between November 20, 2017 and December 14, 2017, Genoptix (represented by Paul Hastings LLP, U.S. legal counsel to Genoptix, and Yigal Arnon & Co., Israeli legal counsel to Genoptix) and Rosetta (represented by Mintz Levin and AYR) negotiated the terms of a definitive Merger Agreement and a loan and security agreement.
On December 13, 2017, following Board meetings that occurred on December 11, 2017 and December 12, 2017, where management and Cantor provided updates on the transaction, Rosetta’s Board met to provide its final approval of the Merger Agreement. Rosetta’s CEO and CFO, as well as representatives from Cantor, Mintz Levin and AYR, were present. Representatives of AYR advised the Board members of their fiduciary duties under Israeli law with respect to the proposed transaction.

Representatives of Cantor updated the Board regarding the efforts made on Rosetta’s behalf and confirmed that no new offers had been received. At the request of the Board, representatives of Cantor reviewed its financial analysis of the proposed transaction and delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 13, 2017, to the effect that, as of such date, and on the basis of and subject to the qualifications, limitations and assumptions set forth therein, the consideration payable to the holders of Ordinary Shares following the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Representatives of AYR then summarized the material terms of the proposed Merger Agreement with Genoptix. Members of the Board also confirmed that they were not aware of any alternative business combination transactions that Rosetta could pursue at such time on terms as favorable as those reflected in the definitive documents for the Genoptix transaction.
Cantor’s opinion was provided for the sole benefit and use of Rosetta’s Board (in its capacity as such) in connection with its consideration of the Merger and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Rosetta’s Ordinary Shares (other than Genoptix, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement. It does not address any other aspects of the Merger, any agreements executed in connection with the Merger or pursuant to the Merger Agreement and does not constitute a recommendation as to how holders of Rosetta Ordinary Shares should vote or act in connection with the Merger. The consideration to be paid by Genoptix to holders of Rosetta Ordinary Shares pursuant to the Merger Agreement was determined through negotiations between Rosetta and Genoptix and not pursuant to any recommendation of Cantor. The full text of Cantor’s written opinion, dated December 13, 2017, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. The summary of Cantor’s opinion is qualified in its entirety by reference to the full text of such opinion included as Annex B. Rosetta’s shareholders are urged to read the opinion carefully and in its entirety. Cantor’s opinion did not constitute a recommendation to the Board as to whether to approve the Merger or a recommendation as to how any holder of Ordinary Shares should vote or otherwise act with respect to the Merger or any other matter. See “— Opinion of Rosetta’s Financial Advisor.”
Following an extensive and thorough discussion of the factors relevant to the proposed Merger during the course of the meeting of the Board, Rosetta’s directors unanimously determined that the Merger and the Merger Agreement were fair to, and in the best interests of, Rosetta’s shareholders, declared that the Merger was advisable, approved the Merger Agreement and the transactions contemplated thereunder, directed that the adoption of the Merger Agreement be submitted to a vote at an extraordinary general meeting of shareholders and resolved to recommend to shareholders that they approve the Merger, the Merger Agreement and all related matters to be brought before the shareholders at the shareholder meeting.
Following the conclusion of the meeting of the Board, Rosetta granted a one-day extension of the exclusivity period granted to Genoptix, at the end of which both Rosetta and Genoptix executed the Merger documents late on December 14, 2017. Rosetta issued a press release announcing the entry into the Merger Agreement on the morning (U.S. time) of December 15, 2017.
Reasons for Approval of the Merger; Recommendation of the Board
In its evaluation of the Merger Agreement and the Merger, Rosetta’s Board consulted with members of its senior management team, Cantor, its financial advisor, and Mintz Levin and AYR, its outside legal counsel, and assessed various matters relevant to its decision. In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that Rosetta’s shareholders approve the Merger Agreement and the Merger, Rosetta’s Board considered a variety of factors, including those described below.
Prospects of Risks to Rosetta as a Stand-Alone Company
Rosetta’s Board considered the prospective financial risks to Rosetta if it were to remain a stand-alone entity. Among other things, the Board noted the following risks and uncertainties:
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the risk that Rosetta would not be able to generate meaningful revenues in the future if RosettaGX Reveal, Rosetta’s primary revenue-generating test, failed to achieve market share gains and greater levels of reimbursement;

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the continuing need to incur significant ongoing compliance-related expenses in light of Rosetta’s status as a public company;

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Rosetta management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all;

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as a result of the foregoing, the potential depletion of Rosetta’s cash resources, to the point at which Rosetta would no longer be able to finance operations and would possibly need to liquidate;

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the consequence of current market conditions for small capitalization companies in the molecular diagnostics sector, Rosetta’s current liquidity position, its depressed stock price, continuing net operating losses and the likelihood that the resulting circumstances for Rosetta would not change for the benefit of the Rosetta shareholders in the foreseeable future on a stand-alone basis; and

•
the potential adverse consequences to Rosetta’s shareholders of a possible delisting by the Nasdaq Capital Market resulting from Rosetta’s inability to continue to meet Nasdaq listing requirements, which could result in reduced liquidity, decreased analyst coverage and potentially greater difficulty in obtaining additional financing should that be required.

Strategic Alternatives
In the course of its deliberations, the Board discussed potential alternatives to the transaction, including attempting to pursue another business combination transaction and/or secure a strategic partner other than Genoptix or pursuing a voluntary dissolution proceeding. The Board also took into account its prior unsuccessful efforts to find other strategic alternatives that, in the Board’s judgment, would be more attractive and noted that attempting to continue to look for other transactions would involve additional time and expense, without any assurance of greater success.
Bridge Loan
The Board noted that Genoptix’s proposal included a bridge loan that would allow Rosetta to continue operations during the period between signing a Merger Agreement and completion of the transaction. While the other bidder for Rosetta also proposed to provide bridge financing, the terms proposed by Genoptix, in the aggregate, were more favorable.For additional information, see the section entitled “The Secured Bridge Loan” at page 45 of this proxy statement.
Financial Stability of Surviving Company
Rosetta’s Board considered the financial stability of the surviving company, noting that in the Merger, Rosetta will become a subsidiary of Genoptix, which has substantially greater financial and other resources than Rosetta, thereby enabling the combined company to pursue its operations and business plan for at least the next 12 months. The Board also took into account the fact that Genoptix will provide the combined company with an experienced management team, which has a track record relating to public and private companies and diagnostic commercial success.
Management Recommendation; Cantor Fitzgerald Opinion
In its evaluation of the Merger Agreement and the Merger, Rosetta’s Board noted that the Merger Agreement contains terms that were the product of arm’s-length negotiations. It also considered management’s recommendation of Genoptix’s proposal and the financial analysis prepared by Cantor and presented to the Board, as well as the oral opinion of Cantor rendered to the Board on December 13, 2017 (which was subsequently confirmed in writing by delivery of written opinion addressed to the Board dated December 13, 2017), that the consideration to be received by the holders of Ordinary Shares in the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view. See “— Opinion of Rosetta’s Financial Advisor.”
Likelihood of Consummation
Rosetta’s Board noted that Genoptix plans to finance the transaction from available cash and that the transaction is not subject to a financing condition. The Board also considered the fact that no regulatory or third party approvals are required as a condition to consummation of the transaction other than (a) the

Israeli Registrar of Companies’ approval of the Merger and issuance of a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law, (b) the acceptance by the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist, of the Israeli Ministry of Economy and Industry) (the “IIA”) of the notice of the transfer to Genoptix of our shares, subject to transfer restrictions imposed by the IIA, (c) consents of certain third parties required under the agreements between Rosetta and such third parties and (d) the approval of Rosetta’s shareholders.
Negotiations with Genoptix
Rosetta’s Board believed that the Merger Consideration (as such term is defined under the heading “The Merger Agreement — The Merger Consideration and the Transfer of Share Capital” on page 29 of this proxy statement), preliminarily estimated to be between $0.60 and $0.70 per Ordinary Share, represented the highest value reasonably obtainable for the Company’s outstanding Ordinary Shares, based on the progress and outcome of the negotiations with Genoptix and other potential bidders.
Risks and Uncertainties
Rosetta’s Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•
The fact that certain conditions to closing are beyond the control of Rosetta and the related risk that the proposed transaction might not be consummated, which could have an adverse effect on:

•
the market price of Rosetta’s Ordinary Shares;

•
Rosetta’s continued ability to retain its management; and

•
Rosetta’s ability to continue as a going concern.

•
The terms of the Merger Agreement, including (i) the restrictions imposed on Rosetta between signing and closing (in particular, the non-solicitation restrictions that restrict Rosetta’s ability to continue to explore other strategic opportunities) and (ii) the $1 million termination fee and/or up to $750,000 of expense reimbursement that could become payable under certain circumstances.

•
The fact that the foregoing provisions might have the effect of discouraging other persons potentially interested in combining with Rosetta from pursuing a transaction with Rosetta.

•
The interests of certain of Rosetta’s officers in the Merger, including certain arrangements that may provide certain benefits that are different from, and/or in addition to, those of Rosetta’s other shareholders, as described under “— Interests of Certain of Rosetta’s Executive Officers and Directors in the Merger.”

•
The fact that the proposed transaction is expected to be a taxable transaction for Rosetta’s U.S. shareholders.

•
The fact that the proposed transaction might be taxable to Rosetta’s Israeli shareholders upon consummation of the Merger, absent receipt of an appropriate tax ruling, the receipt of which is not a condition to closing.

•
The risk that the announcement of the proposed transaction might attract shareholder litigation.

•
The risk that the Merger will not be approved by a majority of the voting power of Rosetta.

After taking this information and these factors into account, Rosetta’s Board determined that, overall, the potential benefits of the Merger to Rosetta and its shareholders far outweighed the risks and uncertainties.
The preceding discussion of the information and factors considered by Rosetta’s Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Board may have given different weight to different factors.

There can be no assurance about future results, including results considered or expected as described in the factors listed above. The above explanation of the reasoning of Rosetta’s Board contains information that is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”
Recommendation
The Board unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement, the Merger and all other transactions and arrangements contemplated under the Merger Agreement.
Unaudited Financial Forecasts
As part of its review of strategic alternatives, in December 2017, Rosetta’s management prepared financial forecasts of its future financial performance. After review and approval by the Rosetta Board, Rosetta provided these forecasts to Cantor and Genoptix for purposes of their financial analyses. These forecasts are unaudited, have not been reviewed by Rosetta’s auditors and, particularly in the case of the revenue forecasts, are subject to substantial risks and uncertainties that could cause the actual results to differ materially from the forecasted results. Such risks and uncertainties could adversely affect Rosetta’s future revenue, margins and operating results, including risks that Rosetta’s operating results may fluctuate significantly, that Rosetta has a history of losses and may not sustain profitability in the future, unfavorable economic and market conditions may lessen demand for Rosetta’s solutions as well as the other risks contained in Rosetta’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, press releases and other publicly available resources. All forecasts are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2016 and other public filings with the SEC. For more information, see “Where You Can Find Additional Information” on page 46 of this proxy statement.
Rosetta provided the following non-GAAP “unlevered free cash flow” forecasts of Rosetta’s future financial performance to its Board, financial advisors and Genoptix:
	Fiscal Year Ending December 31,
($ in millions)	2018E	2019E	2020E	2021E	2022E
Total Revenue	$10.9	$13.0	$14.8	$16.6	$17.7
% Growth	35.7%	19.8%	13.4%	12.2%	7.1%
Cost of Goods Sold	5.6	6.1	6.2	6.6	6.7
Gross Profit	$5.2	$7.0	$8.6	$9.9	$11.0
% Margin	48.1%	53.5%	58.0%	60.0%	62.0%
Operating Expenses	10.9	10.9	11.2	11.3	11.5
EBIT	$(5.8)	$(4.2)	$(2.8)	$(1.6)	$(0.7)
NOPAT (Same as EBIT due to NOLs)	$(5.8)	$(4.2)	$(2.8)	$(1.6)	$(0.7)
Plus: Depreciation & Amortization	$0.1	$0.2	$0.2	$0.2	$0.2
Less: Capital Expenditures	(0.3)	(0.3)	(0.2)	(0.1)	(0.1)
Less: Change in Net Working Capital	(0.6)	(0.8)	(0.7)	(0.8)	(0.9)
Unlevered Free Cash Flow	$(6.5)	$(5.1)	$(3.5)	$(2.3)	$(1.5)
The forecasts estimate unlevered free cash flows (calculated as operating income plus the non-cash expenses for depreciation and amortization, less taxes on adjusted operating income assuming a tax rate of 35%, less capital expenditures less change in net working capital) as negative for the next five years through 2022E.
The forecasts for Rosetta were not prepared expressly for inclusion or incorporation by reference in this proxy statement.
The forecasts do not take into account any circumstances or events occurring after the date they were prepared. Rosetta can give no assurance that, had the forecasts been prepared as of the date of this proxy statement, similar estimates and assumptions would be used. Rosetta does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the assumptions underlying the forecasts are shown to be in error, or to reflect changes in general economic or industry conditions. The forecasts do not take into account the possible financial and other effects on Rosetta of the Merger and do not attempt to predict or suggest future results of the combined company. The forecasts do not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with consummating the Merger or the potential synergies that may be achieved by the combined company as a result of the Merger. Further, the forecasts do not take into account the effect on Rosetta of any possible failure of the Merger to occur. Rosetta does not as a matter of course make public any forecasts as to future performance or earnings, other than limited guidance regarding anticipated quarterly revenue, non-GAAP earnings per share, stock-based compensation costs, quarterly taxes, and its effective tax rate. The summary of the forecasts with respect to Rosetta’s future financial performance set forth above is included in this proxy statement only because the forecasts with respect to Rosetta’s future financial performance were provided to the Board, Cantor and Genoptix, and not to influence your decision as to whether to vote for the proposal to adopt the Merger Agreement or take any action in connection with the Merger or your ownership of shares. The forecasts were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding estimates, projections or forecasts. The forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP.” Rosetta’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the forecasts and accordingly assumes no responsibility for them. Rosetta’s internal financial forecasts are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. While presented with numeric specificity, the forecasts reflect numerous assumptions made by the management of Rosetta at the time they were prepared, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Rosetta’s control. In addition, since the forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Accordingly, there can be no assurance that the assumptions made in preparing the forecasts will prove accurate or that actual results will not be significantly higher or lower than the forecasts.
The inclusion of the forecasts herein should not be regarded as an indication that any of Rosetta, Cantor, Genoptix, or their respective affiliates or representatives considered or consider the forecasts to be a prediction of actual future events, and the forecasts should not be relied upon as such.
Rosetta’s shareholders are cautioned not to place undue reliance on the forecasts included in this proxy statement.
Opinion of Rosetta’s Financial Advisor
Cantor was retained by Rosetta to provide it with financial advisory services in connection with a possible merger, sale or other strategic business combination. Rosetta selected Cantor to act as its financial advisor based on Cantor’s qualifications, expertise and reputation and its knowledge of the business and affairs of Rosetta. As part of its investment banking business, Cantor regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions. As part of this engagement, Rosetta’s Board requested that Cantor evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Rosetta’s Ordinary Shares (other than Genoptix, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement.
On December 13, 2017, at a meeting of Rosetta’s Board, Cantor rendered its oral opinion to Rosetta’s Board (in its capacity as such), which opinion was subsequently confirmed in writing, that, as of such dates and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the opinion, as of the date of such opinion, the consideration to be received by the holders of Ordinary Shares (other than Genoptix, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Ordinary Shares (other than Genoptix, Merger Sub and their respective affiliates).

At the time of such oral opinion, the preliminarily estimated consideration to be received by holders of Ordinary Shares was expected to be $0.60 per share, after deducting estimated payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items, as noted below.
Estimated Transaction Funds Flow Summary1
($ in millions, except shares and per share data)
Description	Value
Transaction Value2	$10.0
Less: Convertible Debentures	2.5
Less: Value of Outstanding Warrants3	1.2
Less: Executive Severance	0.5
Less: Repayment of Bridge Financing	1.8
Less: Estimated Deal Costs	1.5
Plus: Balance Sheet Cash	1.1
Total Net Proceeds to Equity Holders	$3.6
Fully Diluted Shares Outstanding4	6,051,528
Estimated Price per Share5	$0.60
The full text of the written opinion of Cantor, dated December 13, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with such opinion, is attached as Annex B. Holders of Ordinary Shares are urged to read this opinion carefully and in its entirety. Cantor’s opinion was provided for the sole benefit and use of Rosetta’s Board (in its capacity as such) in connection with its consideration of the Merger and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Rosetta’s Ordinary Shares (other than Genoptix, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement. It does not address any other aspects of the Merger, any agreements executed in connection with the Merger or pursuant to the Merger Agreement and does not constitute a recommendation as to how holders of Ordinary Shares should vote or act in connection with the Merger. The consideration to be paid by Genoptix to holders of Ordinary Shares pursuant to the Merger Agreement was determined through negotiations between Rosetta and Genoptix and not pursuant to any recommendation of Cantor. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Cantor, among other things:
•
reviewed a draft of the Merger Agreement, dated December 14, 2017;

•
reviewed Rosetta’s Annual Reports to Shareholders and Annual Reports on Form 20-F for the years ended December 31, 2016, 2015, 2014 and 2013, and its preliminary unaudited results for the quarter ended September 30, 2017 and month ended November 30, 2017;

•
reviewed certain operating and financial information relating to Rosetta’s business and prospects, including projections for Rosetta for the five years ended December 31, 2022, all as prepared and provided by Rosetta’s management;

1
Estimated as of 12/12/2017 as set forth in further detail in the below footnotes.

2
Per draft Merger Agreement dated 12/12/17 between Rosetta and Genoptix.

3
Rosetta management estimate based on discount to Black-Scholes value.

4
Assumes 5,929,381 shares outstanding, all warrants and options are out of the money, and RSUs of 122,147 vest. Closing share price of  $0.64 as of 12/12/2017.

5
Assumes all merger consideration is distributed to Rosetta’s stockholders on the closing date.

•
met with certain members of Rosetta’s senior management to discuss Rosetta’s business, operations, historical and projected financial results and future prospects;

•
reviewed the historical prices, trading multiples and trading volume of the Ordinary Shares of Rosetta;

•
reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which Cantor deemed generally comparable to Rosetta;

•
reviewed the financial terms, to the extent publicly available, of certain business combinations involving companies in similar industries as Rosetta which Cantor deemed generally comparable to Rosetta;

•
performed discounted cash flow analyses based on the projections for Rosetta furnished to Cantor by Rosetta’s management; and

•
conducted such other studies, analyses, inquiries and investigations as Cantor deemed appropriate.

In rendering its opinion, Cantor relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with it by Rosetta or obtained by it from public sources, including, without limitation, the projections referred to above. Cantor also assumed that there had been no material change in the assets, financial condition, business or prospects of Rosetta since the date of the most recent financial statements provided to Cantor. With respect to the projections, Cantor relied upon representations from the senior management of Rosetta that such projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Rosetta, as to the expected future performance of Rosetta. Cantor assumed no responsibility for the independent verification of any such information, including, without limitation, the projections, and expressed no view or opinion as to such projections, and the assumptions upon which they were based. Cantor further relied upon the assurances of senior management of Rosetta that they were unaware of any facts that would make the information and projections incomplete or misleading. Cantor assumed that the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any waivers of any material rights thereunder by any party or any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Rosetta in any way material to Cantor’s analysis. Cantor assumed that the executed Merger Agreement would not differ in any material respect from the drafts thereof reviewed by Cantor, that the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment and that all governmental, regulatory or other consents or approvals necessary for consummation of the Merger would be obtained without any material effect on Rosetta. Cantor also assumed that the representations and warranties of the parties to the Merger Agreement contained therein were true and correct in all respects material to Cantor’s analysis.
In arriving at its opinion, Cantor did not perform or obtain any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rosetta, nor did it conduct a physical inspection of any of the properties or facilities of Rosetta, nor was it furnished with any such evaluations, appraisals or inspections, nor did it assume any responsibility to obtain any such evaluations, appraisals or inspections. Cantor is not a legal, tax, regulatory or accounting advisor and relied on the assessments made by Rosetta and their respective advisors with respect to such issues. Cantor’s opinion does not address any legal, tax, regulatory or accounting matters.
Cantor did not express any opinion as to the price or range of prices at which the Ordinary Shares of Rosetta may trade subsequent to the announcement or consummation of the Merger or at any time.
The opinion of Cantor was intended solely for the benefit and use of Rosetta’s Board in connection with its consideration of the Merger. Cantor’s opinion is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without its prior written consent; provided, however, that Cantor has authorized the inclusion of its written opinion in its entirety in this proxy statement. Cantor’s opinion does not constitute a recommendation to Rosetta’s Board in connection with the Merger, nor does it constitute a recommendation to any holders of Rosetta’s

Ordinary Shares as to how to vote or act in connection with the Merger. Cantor’s opinion addressed only the fairness, from a financial point of view, of the consideration to be received by the holders of Ordinary Shares (other than Genoptix, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement, and does not address Rosetta’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Rosetta or the effects of any other transaction in which Rosetta might engage. In addition, Cantor’s opinion does not constitute a solvency opinion or a fair value opinion, and Cantor did not evaluate the solvency or fair value of Rosetta under any federal or state laws relating to bankruptcy, insolvency or similar matters. Furthermore, Cantor does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Rosetta’s officers, directors or employees, or any class of such persons, in connection with the Merger. Cantor expresses no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise.
Cantor’s opinion was authorized for issuance by the Fairness Opinion and Valuation Committee of Cantor. Cantor’s opinion is subject to the assumptions, limitations, qualifications and other conditions contained therein and is necessarily based on economic, market and other conditions, and the information made available to Cantor, as of the date thereof. Cantor assumes no responsibility for updating or revising its opinion based on circumstances or events of which it becomes aware after the date thereof.
The following is a summary of the material analyses performed by Cantor in preparing its opinion, dated December 13, 2017, to Rosetta’s Board (in its capacity as such). The following summary, however, does not purport to be a complete description of the financial analyses performed by Cantor. The preparation of an opinion necessarily is not susceptible to partial analysis or summary description. In performing its analyses, Cantor did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Cantor’s illustrative analyses must be considered as a whole. Considering any portion of the analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of Cantor’s analyses.
Transaction Rationale
Rosetta has struggled to achieve profitability due to (i) headwinds facing the molecular diagnostics industry and (ii) its lack of top line growth to support its operating structure and has not been able to achieve breakeven in terms of cash flows, accumulating $64.7 million in net losses from 2012 through 2016. Given its scale (approximately $8.3 million in 2017 budgeted revenue), market conditions for small capitalization molecular diagnostics companies, and limitations on how much equity it could issue, Rosetta’s management determined that a near-term financing would be extremely difficult. As of December 2017, Rosetta estimated having a cash runway sufficient to fund operations only until the end of 2017. As of November 30, 2017, Rosetta had an estimated $1.9 million in cash on its balance sheet.
Furthermore, Rosetta’s market value has declined substantially as evidenced by the rapid decline in its share price from $53.88 per share five years ago to $0.64 per share as of December 12, 2017. Rosetta’s stock has also drastically underperformed its peers and the broader indices during the past five years, performing 186% lower than the S&P 500 index. After a thorough strategic review process, Rosetta’s management and its Board agreed that a sale of Rosetta to Genoptix presented the best option in terms of value for Rosetta’s shareholders. Furthermore, Rosetta’s management firmly believes that a sale of Rosetta to Genoptix is the best alternative for Rosetta and any other solution may result in a less favorable outcome for Rosetta’s shareholders.

Valuation Summary
Rosetta’s proposed transaction value of  $10.0 million (or approximately $0.60 per share after debt repayment, transaction costs and other payments), represents a discount of 6.3% on a price per share basis.
($ in millions, except shares and per share data)
Description	Valuation Range
Comparable Publicly Traded Companies Analysis	$8.3 – $16.6
Precedent M&A Transactions Analysis	$5.0 – $10.0
Discounted Cash Flow Analysis5	$0.0 – $2.6
Public Enterprise Value6/Price per Share	$4.4/$0.64
Transaction Value/Price per Share7	$10.0/$0.60
Discount to Existing Price per Share	(6.3)%
Rosetta Trading Valuation Analysis
Cantor performed a trading valuation analysis, which is designed to estimate an implied value of a company by reviewing its trading valuations and trading valuations of similar companies that are publicly traded. Cantor reviewed and compared certain current and historical financial information for Rosetta with certain publicly available financial information, ratios and public market multiples for other publicly traded companies that share similar characteristics (for purposes of this analysis) with Rosetta. There are no publicly traded comparable companies which are identical to Rosetta due to Rosetta’s scale and financial performance, among other matters. In evaluating the selected comparable companies and trading history of Rosetta and selecting representative ranges of revenue multiples, Cantor made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, many of which are beyond the control of Rosetta, such as the impact of competition on the business of Rosetta or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Rosetta or the industry or in the financial markets in general. Simple mathematical analysis (such as applying mean or median multiples) is not in itself a meaningful method of using comparable company data. Cantor’s analysis resulted in an implied enterprise value range for Rosetta of  $8.3-$16.6 million based on 1.0x-2.0x TEV / 2017E Revenue multiple range. The following list sets forth the selected comparable companies that were reviewed in this analysis:
•
NeoGenomics, Inc.

•
Natera, Inc.

•
Oxford Immunotec Global PLC

•
Veracyte, Inc.

•
Interpace Diagnostics Group, Inc.

•
Biocept, Inc.

•
Cancer Genetics, Inc.

•
Champions Oncology, Inc.

•
Vermillion, Inc.

5
See Discounted Cash Flow Analysis below.

6
Assumes 5,929,381 shares outstanding, all warrants and options are out of the money, and RSUs of 122,147 vest. Closing share price of  $0.64 as of 12/12/2017.

7
Price per share is net of transaction costs and net of debt.

Discounted Cash Flow Analysis
Cantor performed a discounted cash flow analysis, which is designed to estimate an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Cantor calculated a range of implied equity values per share of Rosetta Ordinary Shares based on forecasts of future cash flows for fiscal years 2018 through 2022. Cantor first calculated the estimated unlevered free cash flows (calculated as adjusted earnings before interest, taxes, depreciation and amortization, less taxes on adjusted operating income, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures) of Rosetta for fiscal years 2018 to 2022, using tax rates estimated by Rosetta’s management. Cantor then calculated a terminal value for Rosetta by applying an exit multiple to terminal year (2022E) revenue starting in 2018 ranging from 1.0x to 2.0x. These values were then discounted to present values as of December 13, 2017 using a weighted average cost of capital range of 17.5% to 22.5% to calculate a range of implied enterprise values for Rosetta. Based on these calculations, this analysis implied an enterprise value range for Rosetta of  $0-$2.6 million.
Precedent Transaction Multiples Analysis
Cantor performed a precedent transaction multiples analysis, which is designed to imply a value for a company based on publicly available financial terms of selected transactions that share some characteristics with the Merger. Cantor reviewed and compared the proposed financial terms offered for Rosetta to corresponding publicly available financial terms in selected comparable acquisitions and announced offers to acquire which have occurred from September 2013 through November 2017. The following is a list of the transactions reviewed:
Acquirer	Target
Altus Capital Partners, Inc.	MGC Diagnostics Corporation
Invitae Corporation	CombiMatrix Corporation
Cancer Genetics, Inc.	Response Genetics, Inc.
Agilent Technologies, Inc.	Cartagenia
Wuxi PharmaTech (Cayman) Inc.	NextCODE Health LLC
Roche Holding Ltd.	Bina Technologies, Inc.
PDI, Inc.	RedPath Integrated Pathology, Inc.
Cancer Genetics, Inc.	Gentris Corporation
NeoGenomics, Inc.	Path Labs, LLC (d/b/a Path Logic)
Qiagen N.V.	CLC bio
Enzymatics, Inc.	ArcherDx, Inc.
In reviewing this analysis, Cantor also considered, among other things, the relative comparability of the precedent transactions and targets to the Merger and Rosetta, such as the scale and nature of Rosetta’s business. Based on the foregoing and applying its professional judgment, Cantor selected a reference range of transaction value to last twelve months estimated revenue which it deemed most meaningful for this analysis. No company or transaction utilized in the comparable acquisitions analysis is identical to Rosetta or the Merger. In evaluating the comparable acquisitions, Cantor made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, many of which are beyond the control of Rosetta. Simple mathematical analysis (such as applying mean or median multiples) is not in itself a meaningful method of using comparable company data. Cantor determined to utilize revenue multiples for this analysis based on its professional judgment and because it is the primary method employed by equity research analysts to value companies similar to Rosetta. Cantor applied Rosetta’s 2017 budgeted revenue based on internal financial statements prepared by Rosetta management to this reference range of multiples (0.6x-1.2x TEV / LTM Revenue) to determine a range of implied values for Rosetta and resulted in an implied enterprise value for Rosetta in the range of $5.0-$10.0 million.

General
In connection with the review of the Merger by the Rosetta Board, Cantor performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Cantor considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Cantor believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Cantor may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Cantor’s view of the actual value of Rosetta. In performing its analyses, Cantor made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of Rosetta. Any estimates contained in Cantor’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Cantor conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view, of the consideration to be received by the holders of Ordinary Shares (other than Genoptix, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated December 13, 2017, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Ordinary Shares might actually trade.
The consideration pursuant to the Merger Agreement was determined through arm’s-length negotiations between Rosetta and Genoptix and was approved by the Rosetta Board. Cantor provided advice to the Rosetta Board during these negotiations. Cantor did not, however, recommend any specific consideration to Rosetta or its Board or that any specific consideration constituted the only appropriate consideration for the Merger.
Cantor’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by the holders of Ordinary Shares of Rosetta or of whether the Board would have been willing to agree to a different consideration.
Consistent with applicable legal and regulatory requirements, Cantor has adopted certain policies and procedures to establish and maintain the independence of Cantor’s research departments and personnel. As a result, Cantor’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Rosetta, the Merger and other participants in the Merger that differ from the views of Cantor’s investment banking personnel. In the ordinary course of business, Cantor and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by Rosetta and its affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.
Under the terms of its engagement letter with Rosetta, Cantor provided Rosetta with financial advisory services in connection with the Merger for which Rosetta has agreed to pay Cantor a customary transaction fee estimated to be approximately $0.75 million, which will become fully payable upon completion of the Merger. A portion of Cantor’s compensation became payable upon delivery of its opinion and, if previously paid, will be credited against the fee payable upon consummation of the Merger. Rosetta has also agreed to reimburse Cantor for certain of its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Rosetta has agreed to indemnify Cantor and its affiliated entities, partners, directors, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws) against certain liabilities and expenses, including certain liabilities arising out of its engagement. Cantor has previously been engaged by Rosetta since 2014 to provide certain investment banking and other services on matters unrelated to the Merger, for which it would have been entitled to receive customary fees. Cantor may seek to provide Rosetta and its affiliates with certain investment banking and other services unrelated to the Merger in the future.

Interests of Certain of Rosetta’s Executive Officers and Directors in the Merger
When considering the recommendation of our Board, you should be aware that members of our Board and our executive officers have interests in the Merger other than their interests as Company shareholders generally, pursuant to agreements between such directors and executive officers and the Company and pursuant to the Merger Agreement. These interests may be perceived as different from, or in conflict with interests of the Company’s shareholders. The members of the Board were aware of these interests, and considered them, when they approved the Merger Agreement.
Treatment of Outstanding Options and Restricted Stock Units.   Our directors and executive officers hold options to purchase Ordinary Shares and restricted stock units (“RSUs”). For details on the cancelation of outstanding options and RSUs at the effective time of the Merger and the amounts to be paid to the holders in exchange for each option and RSU, see “Effects of the Merger on Company Incentive Plans, Options, Restricted Stock Units, Debentures and Warrants” on page 20 of this proxy statement.
Directors’ and Officers’ Indemnification and Insurance.   Pursuant to the Merger Agreement, prior to the effective time of the Merger, the Company will purchase and pay for a seven-year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the indemnified persons, or other persons entitled to the benefit of such provisions of the Merger Agreement, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Rosetta, covering, without limitation, the Merger; provided, however, that in no event may Rosetta expend in excess of 300% of the annual premium currently paid by Rosetta for such tail insurance policy; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Rosetta will obtain a policy with the greatest coverage available for a cost not exceeding such amount. During such seven-year period, the surviving company is required to (and Genoptix is required to cause the surviving company to) maintain such policy “tail” in full force and effect and continue to honor its obligations thereunder.
In addition, the Merger Agreement requires the surviving company and its subsidiaries to (and Genoptix is required to cause Rosetta, the surviving company or any of their respective subsidiaries, as the case may be, to) assume, honor and fulfill (subject to the limitations set forth in Section 263 of the Companies Law) all obligations of Rosetta or any of its subsidiaries pursuant to any written indemnification agreements with the indemnified persons that are listed in the relevant section of the confidential disclosure schedule and not amend, repeal or otherwise modify the governing documents for a period of seven years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of the indemnified persons, except subject to the prior written consent of the indemnified persons or as required by applicable law.
For further details see “The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance” on page 39 of this proxy statement
Executive Severance Payments.   Subject to the consummation of the Merger, the existing employment agreements of the Company’s CEO, Mr. Kenneth Berlin, and the Company’s CFO, Mr. Ron Kalfus, will terminate as of the effective time of the Merger, in consideration for lump sum payments of  $360,000 and $100,000 respectively. The amounts payable to both executives are significantly lower than the amounts of severance payments to which they are entitled according to their employment agreements upon termination of their employment without cause. Both executives have released any claims to any payment or benefit under their existing employment agreements, except for the payment of the amounts detailed above.
No Appraisal Rights
Under Israeli law, holders of Ordinary Shares are not entitled to statutory appraisal rights in connection with the Merger.
Effects of the Merger on Our Ordinary Shares
Each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be deemed transferred to Genoptix in exchange for the right to receive the Merger Consideration.

Effects of the Merger on Company Incentive Plans, Options, Restricted Stock Units, Debentures and Warrants
As of the effective time of the Merger, the Company’s 2003 Israeli Share Option Plan and 2006 Employee Incentive Plan (Global Share Incentive Plan) will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its subsidiaries will be canceled.
At the effective time of the Merger, each outstanding option to purchase Ordinary Shares, each outstanding warrant to purchase Ordinary Shares, the convertible debentures and each outstanding RSU, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:
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Each outstanding option to purchase Ordinary Shares, whether or not then exercisable or vested, will be canceled and substituted into the right to receive an amount of cash equal to the product of  (A) the excess, if any, of the Merger Consideration over the exercise price of such option and (B) the aggregate number of Ordinary Shares subject to the options. Each option with an exercise price that is greater than the Merger Consideration will be terminated without payment.

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Each outstanding RSU, will be canceled and substituted into the right to receive an amount of cash equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU.

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Immediately after the effective time of the Merger, all Company warrants outstanding at the closing of the Merger will automatically terminate in accordance with the terms and provisions of warrant termination agreements that were executed concurrently with the execution of the Merger Agreement. In consideration for the termination of the warrants, the Company and Genoptix have agreed to pay the holders of the warrants a total amount of  $1,113,446.

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Immediately after the effective time of the Merger, all convertible debentures of the Company outstanding at the closing of the Merger will automatically terminate in accordance with the terms and provisions of a convertible debenture and warrant termination agreement that was executed concurrently with the execution of the Merger Agreement. In consideration for the termination of the convertible debentures, the Company and Genoptix have agreed to pay the holders of the convertible debentures a total amount of  $2,483,000.

For further details please see “The Merger Agreement — The Merger Consideration and the Transfer of Share Capital on page 29 of this proxy statement.
Delisting and Deregistration of the Ordinary Shares
If the Merger is completed, the Ordinary Shares will be delisted from and will no longer be traded on the Nasdaq Capital Market and will be deregistered under the Exchange Act. As such, the Company would no longer be required to file periodic reports with the SEC.

Procedures for Receiving the Merger Consideration
Within five business days following the completion of the Merger, the payment agent to be engaged for such purpose will provide instructions to each holder of record of Ordinary Shares of Rosetta that will explain how to surrender share certificates. Each shareholder will receive cash for his, her or its shares from the payment agent after complying with these instructions. If your Ordinary Shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of the “street name” shares and receive cash for those shares.
YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYMENT AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY.
For further information, see “—The Merger Agreement — Payment Procedures” beginning on page 29 of this proxy statement.
Material U.S. Federal and Israeli Income Tax Consequences
Tax matters are very complicated, and the tax consequences of the Merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability of U.S. and Israeli federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Merger to you.
Material U.S. Federal Income Tax Consequences
The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Ordinary Shares. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.
This discussion is limited to Rosetta shareholders who hold their Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and there can be no assurances that the IRS will not take a different position concerning the tax consequences of the Merger or that such a position would not be sustained. No opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes), S corporations or other pass-through entities (or investors in any such entities), insurance companies, dealers or traders in securities or commodities or currencies, traders that have elected mark-to-market treatment, tax-exempt entities or organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. holders who hold or have held (directly, indirectly or through attribution) 10% or more of the voting shares of Rosetta, persons that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their Ordinary Shares upon the exercise of options, warrants or otherwise as consideration for services performed, holders that acquired Ordinary Shares as a result of holding or owning preferred shares of Rosetta, or holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire Ordinary Shares. In addition, this summary does not discuss the Medicare tax on net investment income, any non-U.S. or U.S. state or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax consequences) other than U.S. federal income tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if a valid election is in effect under applicable U.S. Treasury regulations to treat-the trust as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Ordinary Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the Merger.
ROSETTA SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.
ROSETTA SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.
Sale of Ordinary Shares
The receipt by a U.S. holder of cash in exchange for Ordinary Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the potential status of Rosetta as a passive foreign investment company, or PFIC (see “— Passive Foreign Investment Company”), for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and its aggregate adjusted tax basis in the Ordinary Shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Ordinary Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. holder’s adjusted tax basis in its Ordinary Shares generally will equal the purchase price that it paid for such shares.
Any gain or loss recognized by a U.S. holder should be long-term capital gain or loss if the Ordinary Shares surrendered were held for more than one year as of the effective date of the Merger and should be short-term capital gain or loss if the Ordinary Shares surrendered were held for one year or less as of the effective date of the Merger. In the case of certain non-corporate U.S. holders, long-term capital gains are generally subject to preferential tax rates. Certain limitations apply to the use of capital losses.
Generally, unless revised by the U.S.-Israel tax treaty, gain from the sale of shares will be U.S.-sourced passive category income for purposes of the U.S. foreign tax credit calculation. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits (if any) of the U.S.-Israel Tax Treaty (as defined below) in connection with such rules.
Subject to the discussion below under “— Backup Withholding” if you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Ordinary Shares unless:

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such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

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you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company
Based on certain estimates of Rosetta’s gross income and gross assets and the nature of Rosetta’s business, Rosetta believes, and this discussion assumes, that Rosetta was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2016, and furthermore does not expect to be classified, and you should assume that Rosetta will not be classified, as a PFIC for its taxable year ending December 31, 2017. Because PFIC status must be determined annually based on tests which are factual in nature, Rosetta’s status as a PFIC will depend on Rosetta’s income, assets and activities in those years, and there can be no assurance that Rosetta will not be considered a PFIC for any taxable year.
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look through rules, either
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at least 75% of its gross income is “passive income,” or

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at least 50% of its average percentage of assets (which may be determined in part by the market value of the Ordinary Shares, which is subject to change) produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally and subject to certain exceptions, includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the Ordinary Shares. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If Rosetta is classified as a PFIC in any year with respect to which a U.S. holder owns Ordinary Shares, the Ordinary Shares generally will continue to be treated as shares in a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the Ordinary Shares, regardless of whether Rosetta continues to meet the tests described above (including if Rosetta is not classified as a PFIC for the taxable year in which the Merger occurs). A U.S. holder of shares in a PFIC will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis, although the adverse U.S. federal income tax consequences to such U.S. holder may be mitigated if such U.S. holder makes a valid, timely mark-to-market election under Section 1296 of the Code (a “mark-to-market election”) with respect to such Ordinary Shares for the taxable year in which such U.S. holder’s holding period begins. A U.S. holder’s mark-to-market election will apply to all subsequent taxable years, unless Ordinary Shares cease to be “marketable stock” or the IRS consents to the revocation of the election. U.S. holders of PFICs are required to report their shareholdings and any dispositions of stock in a PFIC on IRS Form 8621.
If you are a U.S. holder, then unless you have made the mark-to-market election described below, any gain realized in connection with the Merger generally will be treated as ordinary income and will be subject to tax as if  (a) the gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Rosetta became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years, which interest charge is not deductible by non-corporate U.S. holders. Gain on the sale or disposition of Ordinary Shares that are sold or disposed of during the taxable year of the U.S. holder in which the U.S. holder’s holding period for such Ordinary Shares begins generally would be characterized as short term capital gain (rather than as ordinary income as described above).
If a U.S. holder has made a valid, timely mark-to-market election with respect to its Ordinary Shares, any gain such U.S. holder recognizes upon the sale or other disposition of such U.S. holder’s Ordinary Shares in connection with the Merger will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any loss recognized in excess of the net amount previously included as income as a result of the mark-to-market election generally will be capital loss and will be long-term capital loss if the Ordinary Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The U.S. holder’s tax basis in its Ordinary Shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election.
Rosetta does not intend to provide the information necessary for U.S. holders to make qualified electing fund elections under Section 1295 of the Code if it is classified as a PFIC. If Rosetta is determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to gains deemed to be realized by U.S. holders in respect of any of Rosetta’s subsidiaries that also may be determined to be PFICs.
For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case the U.S. Holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale of his, her or its ordinary shares, however, generally would be taxed as capital gain.
A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. The election is effective for the tax year for which it is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A QEF Election is made by completing U.S. Internal Revenue Service Form 8621 and attaching it to a timely-filed (including extensions) U.S. federal income tax return for the first tax year to which the election will apply (i.e., on or before the U.S. Holder's tax return due date, as extended). A U.S. Holder must satisfy certain additional filing requirements each year the election remains in effect.
U.S. holders should consult their tax advisors regarding whether Rosetta is a PFIC, whether an election would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% net investment income tax on any capital gains and dividend income arising from the sale of their Ordinary Shares pursuant to the Merger. Special rules apply and certain elections are available for certain U.S. holders that are subject to the 3.8% net investment income tax and hold shares in a PFIC. U.S. holders are urged to consult their tax advisers regarding the application of the net investment income tax to them as a result of the Merger.
U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES (INCLUDING THE AVAILABILITY OF ANY RELEVANT ELECTIONS UNDER THE PFIC RULES) TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.
Backup Withholding
Subject to the discussion above under “— Passive Foreign Investment Company,” if you are a U.S. holder, the payment of cash pursuant to the Merger in exchange for the Ordinary Shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS. The backup withholding tax rate is currently 28%.
THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ROSETTA SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. ROSETTA SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.
Material Israeli Tax Consequences
The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is presented for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules, “dealers” in securities, holders of options, RSUs or shares that are subject to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”) or other investors referred to below.
Tax matters are very complicated, and the Israeli tax consequences of the Merger to Rosetta shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the Merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Merger.
In general, under the Ordinance, the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares of an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise.
Under the Ordinance, the tax rate applicable to real capital gains (after adjustment for inflation) derived from the disposition of Ordinary Shares in the Merger is 25% for Israeli individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “significant shareholder” (as defined in the Ordinance) at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in Rosetta, the tax rate will be 30%. Real capital gains derived by companies are generally taxed at a corporate tax rate (the corporate tax rate in Israel for 2017 is 24% and it is scheduled to be reduced to 23% as of 2018). The foregoing tax rates for individuals will not apply to dealers in securities.
Under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty” or “Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. holder to which the Treaty applies (a “U.S. Treaty resident”) who holds the Ordinary Shares as a capital asset. However, such exemption will not apply if  (i) the U.S. Treaty resident has held, directly or indirectly, shares representing 10% or more of the voting power in Rosetta during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty resident in Israel, or (iii) a U.S. holder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. Other tax treaties to which the State of Israel is a party may be applicable to non-Israeli resident shareholders that are not U.S. holders.

In addition, Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the Nasdaq Capital Market. However, Rosetta shareholders who acquired their shares prior to 2009 and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the Merger to them. Non-Israeli corporate shareholders shall not be entitled to the foregoing exemption if Israeli residents (i) have a 25% interest or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
In general, Rosetta’s non-Israeli shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.
In addition, under Israeli law, the respective consideration payable to the holders of options, RSUs and Ordinary Shares issued in accordance with Section 102 of the Ordinance which are still within the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) are subject to marginal tax rates which should be withheld by the Company.
Genoptix and Rosetta have agreed to request certain pre-rulings from the Israeli Tax Authority (the “ITA”), one with respect to Ordinary Shares, Options and RSUs issued in accordance with Section 102 of the Ordinance and the second with respect to the withholding of Israeli taxes from the Merger Consideration payable to the Company’s shareholders. For more information, please see “Tax Ruling” on page 40 to this proxy statement.
No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.
Regulatory Matters
Israel Innovation Authority.   Genoptix and Rosetta have agreed to provide the required notice to the IIA regarding the change in ownership of Rosetta effected as a result of the Merger. Rosetta is expected to submit such notice in the coming days.
Israeli Registrar of Companies.   Each merging company was required to file with the Registrar of Companies a merger proposal setting forth specified details with respect to the Merger, within three days of calling a shareholder meeting to approve the Merger. Each of Rosetta and Merger Sub filed the required merger proposal with the Registrar of Companies on December 25, 2017.
After the shareholders’ vote, each of the merging companies must file a notice with the Registrar of Companies regarding the decision of the shareholders.
Assuming that the shareholders of Rosetta and Merger Sub approve the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as at least 30 days have passed from the date of the shareholders meetings and at least 50 days have passed from the date of the filing of the merger proposal with the Registrar of Companies, the Merger will become effective upon the issuance of a certificate of merger following a request by Rosetta and Merger Sub, and upon request the Registrar of Companies will be required to register the Merger in the Israeli Companies’ register.
Israeli Tax Rulings.   Genoptix and Rosetta have agreed to request certain rulings from the Israeli Tax Authority. See “The Merger Agreement — Tax Rulings.” on page 40 of this proxy statement.
Notice to Creditors.   Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each merging company, if applicable, within three days after the merger proposal was filed with the Registrar of Companies. Unsecured creditors must be informed of the Merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Registrar of Companies. A merging company that has “substantial creditors” (as defined in the regulations promulgated under the Companies Law), outside of Israel or whose shares are listed for trading on an exchange outside of Israel, such as the Company, must also publish a notice in a daily newspaper in the state where the majority of the substantial creditors reside or where the shares are listed, within three Israeli business days after the merger proposal was filed with the Registrar of Companies. Each merging company must also give notice to its “substantial creditors” (as defined in the regulations promulgated under the Companies Law), if applicable, within four Israeli business days from the date of submitting the merger proposal with the Registrar of Companies. The Company and Merger Sub have complied with such notification requirements, to the extent applicable to them, including notifications to the Registrar of Companies.

THE MERGER AGREEMENT
The following is a summary of certain provisions of the Merger Agreement. This section describes material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this document and incorporated by reference into this document. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. This section entitled “The Merger Agreement” is not intended to provide you with any factual information about Rosetta. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described under “Where You Can Find Additional Information” beginning on page 46 of this proxy statement.
Explanatory Note Regarding the Merger Agreement
The rights and obligations of Rosetta, Genoptix and Merger Sub are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which has been provided solely to inform you of its terms. The Merger Agreement contains customary representations and warranties that Rosetta, Genoptix and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among Rosetta, Genoptix and Merger Sub and may be subject to important qualifications and limitations not reflected in the text of the Merger Agreement agreed to by Rosetta, Genoptix and Merger Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among Rosetta, Genoptix and Merger Sub, rather than establishing matters as facts. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof, as characterizations of the actual state of facts or condition of Rosetta, Genoptix, Merger Sub or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the Merger Agreement, or any description of the Merger Agreement, as characterizations of the actual state of facts or conditions of Rosetta, Genoptix, Merger Sub or any of their respective subsidiaries or affiliates.
The Merger
Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Israeli law, at the effective time of the Merger, Merger Sub, a wholly owned subsidiary of Genoptix, will be merged with and into Rosetta and, as a result of the Merger, the separate corporate existence of Merger Sub will cease and Rosetta will continue as the surviving company and will (a) become a wholly owned subsidiary of Genoptix, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the properties, rights, privileges, powers, franchises, debts, liabilities, obligations and duties of Merger Sub and Rosetta in accordance with the Companies Law. The Merger will be effected by way of a statutory merger pursuant to Sections 314 to 327 of the Companies Law, which requires, among other things, the approval of majority of the voting power of Rosetta.
Closing and Effective Time of the Merger
Unless otherwise agreed upon by Rosetta and Genoptix or unless the Merger Agreement is terminated in accordance with its provisions, the closing of the Merger will take place not later than the third business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions precedent set forth in the Merger Agreement and described under “— Conditions to the Merger” beginning on page 41 of this proxy statement (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions). The Merger will become effective upon the issuance of the certificate of merger by the Registrar of Companies in accordance with Section 323(5) of the Companies Law.

The Merger Consideration and the Transfer of Share Capital
At the effective time of the Merger, by virtue of the Merger and without any action on the part of Rosetta, Genoptix, Merger Sub or the holders of any of the Ordinary Shares, each Ordinary Share outstanding immediately prior to the effective time of the Merger will automatically be deemed transferred to Genoptix in exchange for the right to receive the Merger Consideration, without interest and less applicable withholding taxes. Under the Merger Agreement, the aggregate purchase price to be paid by Genoptix for all of Rosetta’s Ordinary Shares (on a fully diluted basis) will be an amount in cash equal to $10,000,000, plus restricted cash and up to $1,100,000 of unrestricted cash, if any, held by Rosetta and its subsidiaries at the close of business on the date of the closing of the Merger (the “Closing Date”), less, without duplication, at the close of business on the Closing Date, (a) any amounts outstanding pursuant to third-party indebtedness (other than pursuant to convertible debentures subject to a duly executed and delivered debenture termination agreement), (b) any amounts outstanding under the Loan and Security Agreement (as described under the heading “The Secured Bridge Loan” at page 45 of this proxy statement) including, without limitation, principal, premium, if any, interest and penalties with respect thereto, (c) any accounts payable and other current liabilities in excess of the difference of  $2,700,000 minus specified current liabilities to be satisfied or funded prior to the Closing Date, (d) any Rosetta professional fees associated with the underlying transaction, (e) executive severance payments in the amount of  $460,000, (f) any unfunded severance liability of Rosetta or its subsidiaries with respect to Israeli employees, (g) any severance liability of Rosetta or its subsidiaries with respect to employees of Rosetta (other than Israeli employees) not disclosed to Genoptix, (h) payments in the amount of  $1,113,446 to holders of outstanding warrants to terminate such warrants and (i) payments in the amount of  $2,483,000 to holders of convertible debentures to terminate such convertible debentures (assuming no conversion of convertible debentures prior to the Closing Date) (the “Closing Purchase Price”). After these deductions and adjustments, the value to Rosetta’s equity holders is preliminarily estimated to be $0.60 to $0.70 per ordinary share, in cash, with the exact price per ordinary share dependent on the final amounts of the deductions and adjustments described above that have not yet been fixed and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the Closing Date.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger:
•
Each Ordinary Share outstanding immediately prior to the effective time will be deemed transferred to Genoptix in exchange for the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deductions for any required withholding tax, equal to the Closing Purchase Price divided by the number of fully diluted shares outstanding immediately prior to the effective time of the Merger (the “Merger Consideration”).

•
Each outstanding Rosetta stock option (other than any such option with an exercise price per share equal to or greater than the Merger Consideration, which such option will be canceled and terminated without any payment being made in respect thereof), whether or not then exercisable or vested, will be canceled and substituted into the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deduction for any required withholding tax, equal to the product of  (a) the excess, if any, of the Merger Consideration over the exercise price of such option and (b) the aggregate number of Ordinary Shares subject to such option.

•
Each outstanding RSU will be deemed to be fully vested and will be canceled and substituted into the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deduction for any required withholding tax, equal to the product of the (a) Merger Consideration and (b) the number of Ordinary Shares subject to such RSU.

From and after the effective time of the Merger, all Rosetta stock options and RSUs will cease to exist, and each holder thereof will cease to have any rights arising therefrom, except for the right to receive the cash payments described above.
Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the Merger will be canceled and will cease to exist and no consideration will be delivered in exchange therefor.
Payment Procedures
Prior to the effective time of the Merger, Genoptix will select a payment agent reasonably acceptable to Rosetta. On the Closing Date, Genoptix will have deposited with the payment agent an amount in cash equal to the aggregate Merger Consideration which holders of Ordinary Shares (excluding Ordinary Shares issued upon previous exercise or settlement of 102 options (defined below) and 102 RSUs (defined below) (such Ordinary Shares are referred to as “102 shares”)) are entitled to receive pursuant to the Merger Agreement.
Within five business days after the effective time of the Merger, the payment agent will mail to each holder of record of Ordinary Shares (whether certificated or in book-entry form) whose shares were converted into the right to receive the Merger Consideration, (a) a letter of transmittal in customary form and (b) instructions for surrendering the certificates or book entry Ordinary Shares in exchange for the Merger Consideration. Upon surrender of certificates representing outstanding Ordinary Shares (or affidavit of loss in lieu thereof) or book-entry Ordinary Shares for cancellation to the payment agent, together with a letter of transmittal and such other documents as may be reasonably required by the payment agent or Genoptix, the holder of such certificates or book-entry Ordinary Shares will be entitled to receive an amount in cash equal to the Merger Consideration for all shares surrendered. Upon payment of the Merger Consideration, each certificate or book-entry Ordinary Share surrendered will be canceled. Any Merger Consideration payable in respect of Ordinary Shares issued upon exercise of options subject to Section 102 of the Ordinance that are held by the 102 trustee (“102 options”), or issued upon vesting of RSUs subject to Section 102 of the Ordinance (“102 RSUs”) will be transferred by the payment agent, subject to the requirement to surrender the share certificates and letters of transmittal by the 102 trustee with respect to such shares, to the 102 trustee, for the benefit of the beneficial owners thereof, and will be released by the 102 trustee to the beneficial holders of such shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling (as such term is defined under the heading “Tax Rulings” on page 40 of this proxy statement), if obtained.
At or as soon as practicable following the effective time of the Merger, Genoptix or the surviving company will transfer the aggregate option consideration and RSU consideration with respect to 102 options and 102 RSUs to the 102 trustee, on behalf of holders of such options and RSUs, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained. These amounts will be held in trust by the 102 trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and will be released by the 102 trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.
At or as soon as practicable following the effective time of the Merger, Genoptix or the surviving company will promptly deposit the aggregate amount of funds payable in respect of options and/or RSUs (other than 102 options and 102 RSUs) with the surviving company or the applicable subsidiary, at one or more accounts designated by Rosetta prior to closing for the benefit of the holders of such options or RSUs.
If any cash deposited with the payment agent is not distributed within one year following the Closing Date, such cash will be delivered to Genoptix upon demand, and any holders of Ordinary Shares that were issued and outstanding immediately prior to the Merger who have not previously complied with the exchange procedures in the Merger Agreement may thereafter look only to Genoptix for payment of any such holder’s claim for the Merger Consideration.
Neither Genoptix nor the surviving company will be liable to a holder of Ordinary Shares or to any other person for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
If any share certificate has been lost, stolen or destroyed, Genoptix or the payment agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares previously represented by such certificate, require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as Genoptix or the payment agent may direct as indemnity against any claim that may be made against the payment agent, Genoptix or the surviving company with respect to such certificate.
No interest will accumulate on any amount payable in respect of any Ordinary Shares, warrants, options or RSUs in connection with the Merger.

Representations and Warranties
The Merger Agreement contains customary representations and warranties made by Rosetta to Genoptix and Merger Sub that are subject to specified exceptions and qualifications contained in the Merger Agreement and the confidential disclosure statement that Rosetta delivered to Genoptix and Merger Sub concurrently with the execution of the Merger Agreement. The statements set forth in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or material adverse effect qualifier different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by Rosetta in the Merger Agreement and the description of them in this proxy statement should be read in conjunction with the other information contained in the reports, statements and filings Rosetta publicly files with the SEC.
In the Merger Agreement, Rosetta made representations and warranties to Genoptix and Merger Sub with respect to, among other things:
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corporate matters of Rosetta and its subsidiaries, such as organization and good standing, and Rosetta’s ownership of, and other matters related to, Rosetta’s subsidiaries;

•
the articles of association, certificate of incorporation and bylaws, as applicable of Rosetta and its subsidiaries;

•
Rosetta’s corporate power and authority to execute and deliver the Merger Agreement, to perform its covenants and obligations under the Merger Agreement, and to consummate the Merger and the transactions contemplated by the Merger Agreement (subject to obtaining the approval of the holders of a majority of the voting power of Rosetta on such matter);

•
resolutions of Rosetta’s Board (a) determining that the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of Rosetta and its shareholders; (b) determining that no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Rosetta to its creditors; (c) approving the Merger Agreement and the Merger on the terms and subject to the conditions set forth in the Merger Agreement; (d) resolving to recommend that the shareholders of Rosetta adopt the Merger Agreement and (e) directing that the Merger Agreement be submitted to the shareholders of Rosetta for their adoption at a special meeting of Rosetta’s shareholders;

•
the due execution and delivery of the Merger Agreement by Rosetta and, assuming due authorization, execution and delivery by Genoptix and Merger Sub, that the Merger Agreement constitutes the legal, valid and binding obligation of Rosetta, enforceable against Rosetta in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies;

•
the absence of any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover laws applicable to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, assuming the accuracy of the representations of Genoptix and Merger Sub that they do not own Ordinary Shares of Rosetta or other securities convertible into, exchangeable for or exercisable for Ordinary Shares of Rosetta;

•
Rosetta’s capitalization, including the number of Ordinary Shares and other equity interests issued and outstanding and the number of Ordinary Shares issuable upon conversion of outstanding convertible debentures and upon exercise of warrants and options;

•
absence of any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, call or put options or rights of first refusal or other similar rights with respect to any Rosetta securities;

•
due authorization and valid issuance, absence of preemptive rights, and ownership by Rosetta or one of its wholly owned subsidiaries, free and clear of any encumbrances, other than restrictions on transfer imposed by applicable securities laws, of the capital stock of Rosetta’s subsidiaries;

•
absence of affiliate transactions;

•
Rosetta’s SEC filings, including the financial statements contained therein, and compliance with (a) securities and other laws, including the Sarbanes-Oxley Act of 2002, (b) applicable listing and corporate governance rules and regulations of Nasdaq and (c) corporation governance and other requirements of the Companies Law;

•
the conduct of the business of Rosetta and its subsidiaries and the absence of any material adverse effect (as described below) with respect to Rosetta and its subsidiaries since December 31, 2016;

•
title to assets of Rosetta and its subsidiaries;

•
intellectual property matters;

•
compliance with laws relating to the acquisition, use, collection, storage, processing, disclosure and transfer of any personal data or confidential customer data collected by Rosetta and its subsidiaries or on its or their behalf;

•
material contracts of Rosetta and its subsidiaries and absence of breaches of such contracts;

•
absence of undisclosed liabilities;

•
compliance with laws and permits;

•
healthcare regulatory compliance;

•
required regulatory filings, consents and approvals in connection with the execution and delivery by Rosetta of the Merger Agreement and the performance by Rosetta of its obligations under the Merger Agreement;

•
absence of product recalls or product liability claims;

•
tax matters;

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employee and labor matters and employee benefit plans;

•
real property, leasehold and personal property;

•
insurance;

•
pending or threatened legal proceedings;

•
environmental matters;

•
absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws or creation of any liens (other than certain permitted liens), in each case, arising out of the execution and delivery by Rosetta of the Merger Agreement and the performance by Rosetta of its obligations under the Merger Agreement;

•
required regulatory filings, consents and approvals in connection with the execution and delivery by Rosetta of the Merger Agreement and the performance by Rosetta of its obligations under the Merger Agreement;

•
receipt by Rosetta’s Board of an opinion from Cantor Fitzgerald & Co., its financial advisor;

•
brokerage, finder’s or similar fees and commissions;

•
customers and suppliers;

•
the shareholder vote required to approve the Merger Agreement and the Merger; and

•
accuracy and content of this proxy statement.

Many of the representations and warranties in the Merger Agreement made by Rosetta are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the Merger Agreement, a “material adverse effect” means, with respect to Rosetta any effect, change, event, occurrence, condition, matter, circumstance or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (a) the assets, financial condition, or results of operations of Rosetta and its subsidiaries, taken as a whole; or (b) the ability of Rosetta to consummate the transactions contemplated by the Merger Agreement prior to March 31, 2018. However, except as it relates to the ability of Rosetta to consummate the transactions contemplated by the Merger Agreement prior to March 31, 2018, no effect, change, event, occurrence, condition, matter, circumstance or development resulting from or arising out of the following will be deemed to be or, or will be taken into account in determining whether there is a “material adverse effect” with respect to Rosetta:
•
changes in the United States, Israeli or global economy, currency markets or capital markets in general;

•
changes that affect generally the industry in which Rosetta or its subsidiaries conduct business;

•
changes in applicable law or U.S. generally accepted accounting principles;

•
changes in the market price or trading volume of Rosetta’s Ordinary Shares on the Nasdaq Capital Market (it being understood that, unless otherwise excepted pursuant to these first five bullet points, the underlying causes of any such change may be considered for purposes of determining whether a “material adverse effect” has occurred or would reasonably be expected to occur);

•
changes to political conditions, or any act or threat of terrorism or war, any armed hostilities or terrorist activities, any threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing; or

•
the public announcement or pendency of the Merger Agreement, the performance of the transactions contemplated by, or pursuant to the Merger Agreement or compliance with the terms of the Merger Agreement;

except, in the case of the first, second, third and fifth bullet points, to the extent such events, changes, developments, effects, conditions, circumstances, matters, occurrences or state of facts have a disproportionate effect on Rosetta and its subsidiaries, taken as a whole, relative to other persons engaged in the industry in which Rosetta and its subsidiaries operate.
In the Merger Agreement, Genoptix and Merger Sub made customary representations and warranties to Rosetta with respect to, among other things:
•
corporate matters of Genoptix and Merger Sub, such as due organization, valid existence and good standing;

•
corporate power and authority of Genoptix and Merger Sub to execute and deliver the Merger Agreement, to perform their obligations under the Merger Agreement, and to consummate the transactions contemplated thereby (subject to the adoption of the Merger Agreement by Genoptix in its capacity as the sole shareholder of Merger Sub);

•
approval of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement by the boards of directors of Genoptix and Merger Sub;

•
that the Merger Agreement constitutes the legal, valid and binding obligation of Genoptix and Merger Sub, enforceable against Genoptix and Merger Sub in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies;

•
absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by Genoptix and Merger Sub of the Merger Agreement and the performance by Genoptix and Merger Sub of their obligations under the Merger Agreement;

•
required regulatory filings, consents and approvals in connection with the execution and delivery by Genoptix and Merger Sub of the Merger Agreement and the performance by Genoptix and Merger Sub of their obligations under the Merger Agreement;

•
absence of legal proceedings challenging the Merger or any other transaction contemplated by the Merger Agreement;

•
absence of activities by Merger Sub;

•
accuracy of information supplied for inclusion in or incorporation by reference into this proxy statement;

•
brokerage, finder’s or similar fees and commissions;

•
availability of sufficient funds to pay the Closing Purchase Price and to perform the other obligations of Genoptix and Merger Sub contemplated by the Merger Agreement; and

•
ownership of Merger Sub by Genoptix;

The representations and warranties of Rosetta, Genoptix and Merger Sub contained in the Merger Agreement will not survive the effective time of the Merger.
Covenants Regarding Conduct of Business by Rosetta Pending the Merger
The Merger Agreement contains certain covenants restricting the conduct of business by Rosetta between the date of the Merger Agreement and the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the effective time of the Merger. In general, Rosetta has agreed that, unless Genoptix gives its written approval in advance (which approval may not be unreasonably withheld, conditioned or delayed) or except as expressly contemplated, required or permitted by the Merger Agreement, or as required by applicable law, or as disclosed in the confidential disclosure statement that Rosetta delivered to Genoptix and Merger Sub concurrently with the execution of the Merger Agreement, each of Rosetta and its subsidiaries must conduct its business (a) in the ordinary course and in accordance with past practices and: (i) use reasonable best efforts to preserve intact its current business organization, preserve its material assets and properties in good repair and condition, keep available the services of its current key officers and other key employees and maintain its existing material business relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with Rosetta or its subsidiaries; (ii) maintain its books and records in the usual, regular and ordinary manner, on a basis consistent with past practice; (iii) use reasonable best efforts to preserve the goodwill and ongoing operations of its business; and (iv) use reasonable best efforts to ensure that accounts payable on the Closing Date do not exceed a specified amount and (b) in material compliance with all applicable laws.
Rosetta has further agreed that, except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law, or as disclosed in the confidential disclosure statement that Rosetta delivered to Genoptix and Merger Sub concurrently with the execution of the Merger Agreement, or as approved in writing in advance by Genoptix (which approval may not be unreasonably withheld, conditioned or delayed), at all times until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the effective time of the Merger, Rosetta will not, and will not permit its subsidiaries to take any of the following actions (subject to certain exceptions specified in the Merger Agreement), in each case directly or indirectly:
•
declare, accrue, set aside or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, stock or property) in respect of any shares of capital stock; split, combine or reclassify any capital stock or any issuance of any other securities in lieu of or in substitution for shares of capital stock of Rosetta or any of its subsidiaries; or repurchase, redeem or otherwise acquire any shares of capital stock of Rosetta or any of its subsidiaries or any options, warrants or other rights, subject to specified exceptions applicable to outstanding equity awards of Rosetta;

•
sell, issue, grant or authorize the sale, issuance, or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security or any instrument convertible into or exchangeable for any capital stock or other security, subject to exceptions for issuances of Ordinary Shares upon exercise of options and warrants or upon conversion of convertible debentures outstanding on the date of the Merger Agreement;
•
amend or otherwise modify any of the terms of any outstanding equity award, except as required by applicable law or as contemplated by the Merger Agreement;

•
amend the articles of association of Rosetta or any other governing or organizational documents of Rosetta or its subsidiaries;

•
acquire any business or equity interests in another entity or become a party to any Merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

•
divest, sell or otherwise dispose of or make any pledge of any of its assets (other than sales of inventory or services in the ordinary course of business) or permit any of its assets to become subject to any encumbrances, other than permitted encumbrances;

•
incur any indebtedness except for borrowings incurred under the Loan and Security Agreement or modify in any material respect the terms of any indebtedness or assume, guarantee or endorse, or otherwise become responsible for, any material indebtedness or the obligations of any person, or make any loans, advances or capital contributions to any other person;

•
establish, adopt, enter into or amend any employee plan, employee agreement in respect of any officer of Rosetta or any of its subsidiaries, or employee agreement providing for a base salary amount or severance amount, as applicable, of more than $100,000 per annum;

•
pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any employees of Rosetta or its subsidiaries;

•
other than as required by U.S. generally accepted accounting principles or SEC rules and regulations, change any of its methods of accounting or accounting policies or practices in any material respect;

•
enter into any contract that purports to limit, curtail or restrict the ability of Rosetta or any of its subsidiaries to compete in any business or with any person in any geographic area; contains a grant of exclusivity; or contains “most favored nation” terms by Rosetta or any of its subsidiaries to any other person and that, in any such case, impairs the conduct of the business of Rosetta as presently conducted in any material respect;

•
institute any legal proceeding or settle any threatened or pending legal proceeding against Rosetta or any of its subsidiaries other than those that (a) do not involve the payment by Rosetta or any of its subsidiaries of monetary damages in excess of  $50,000 in any individual instance, or $100,000 in the aggregate, and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of Rosetta or any of its subsidiaries and (b) provide for a complete release of Rosetta and its subsidiaries from all claims and do not provide for any admission of liability;

•
make any capital expenditures in excess of those amounts set forth in the confidential disclosure schedule;

•
enter into or amend any affiliate transaction;

•
terminate, amend or modify any material contract or waive any material default under, or release, settle or compromise any material claim against Rosetta or any of its subsidiaries or waive any liability or obligation owing to Rosetta or any of its subsidiaries under any material contract;

•
sell, lease, license, assign, fail to maintain, allow to lapse or abandon any owned intellectual property rights, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•
license, terminate, fail to renew, allow to lapse or otherwise not maintain any in-licensed intellectual property rights, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•
adopt a shareholder rights plan or similar agreement;

•
adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Rosetta or any of its subsidiaries;

•
terminate, cancel or make any changes to the structure, limits or terms and conditions of insurance policies, including allowing policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

•
make, revoke or change any material tax election, adopt or change any tax accounting method or period, file any material amended tax return, enter into any closing agreement or settlement, settle any material tax claim or assessment, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, other than as set forth in the Merger Agreement;

•
apply for, negotiate or obtain a government grant; or

•
authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of the foregoing actions,

Rosetta has agreed that as soon as reasonably practicable following the signing of the Merger Agreement, it will pay, an amount in cash equal to the accrued royalties under a research agreement specified in the confidential disclosure schedule, plus any amounts necessary to cover fees and/or penalties incurred in connection with the payment of any such royalty amounts to the counterparty to such research agreement and use its best efforts to obtain from such counterparty written confirmation that the research agreement remains in full force and effect and that, after taking into account payment of the accrued royalty amount, Rosetta is not in breach or violation of the research agreement in any material respect.
Rosetta has agreed that as soon as reasonably practicable following the signing of the Merger Agreement, but in no event later than the second business day after the date of receipt of shareholder approval for the Merger Agreement and the Merger, Rosetta will deposit into a segregated account, an amount in cash equal to the accrued royalties under license agreements specified in the confidential disclosure schedule, plus any amounts necessary to cover fees and/or penalties reasonably expected to be incurred in connection with the payment of any such royalty amounts under such license agreements as of December 31, 2017. No amount may be withdrawn or disbursed from the segregated account without the written consent of Genoptix.
Rosetta Shareholders’ Meeting
Rosetta has agreed to, as soon as reasonably practicable following the date of the Merger Agreement, but in no event later than the date that is the later of the fifth business day after the date of the Merger Agreement or the third business day after the execution of the Merger Agreement by Merger Sub, (a) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders for the purpose of obtaining shareholder approval of the Merger Agreement and the Merger and (b) publish the notice of the shareholders meeting (with the proxy card required under the Companies Law and the regulations promulgated thereunder). Rosetta also has agreed to, as soon as reasonably practicable following the date of the Merger Agreement, but in no event later than the fifteenth business day after the date of the Merger Agreement, prepare and furnish to the SEC on Form 6-K a proxy statement for the shareholders meeting. Rosetta has agreed to otherwise comply with the notice requirements applicable to it in respect of the shareholders meeting pursuant to the Companies Law and the regulations promulgated thereunder and Rosetta’s articles of association, certificate of incorporation and bylaws. Unless the Merger

Agreement is terminated or as Genoptix and Rosetta may otherwise agree, Rosetta is required to hold the shareholders meeting no later than 70 days after the publication of the notice regarding the shareholders meeting. Rosetta is required to include in the proxy statement the Board recommendation that the shareholders adopt the Merger Agreement and a copy of the fairness opinion obtained by the Rosetta Board in connection with the approval by the Board of the Merger and the other transactions contemplated by the Merger Agreement. Rosetta is required to use its reasonable best efforts to cause the proxy statement to be mailed to the shareholders of Rosetta as promptly as practicable (but in no event later than 35 days prior to the shareholders meeting).
Rosetta has agreed that it will not include in the proxy statement any information with respect to Genoptix, Merger Sub or their affiliates, unless the form and content has been consented to in writing by Genoptix prior to such inclusion. Genoptix and Merger Sub have agreed to provide any such information required to be included under applicable law or that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by the Merger Agreement as reasonably requested by Rosetta. Under the Merger Agreement, Rosetta assumes no responsibility with respect to information supplied by or on behalf of Genoptix or Merger Sub for inclusion or incorporation by reference in the proxy statement. Prior to the mailing of the proxy statement, Rosetta has agreed to (a) provide Genoptix and its outside counsel with a reasonable opportunity to review and comment on any drafts of the proxy statement and related correspondence and filings, (b) include in such drafts, correspondence and filings all comments reasonably proposed by Genoptix and its outside counsel, provided that Rosetta will have no obligation to include any such comments to the extent that Rosetta determines in good faith, in consultation with its counsel, that including such comments would result in the proxy statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (c) to the extent practicable and not prohibited under applicable law, permit Genoptix and its outside counsel to participate in all communications, if any, with the SEC or Nasdaq, or their respective staff, as applicable (including all meetings and telephone conferences) relating to the Merger Agreement or any of the transactions contemplated hereby. If at any time prior to the shareholders meeting, any event occurs, or fact or information is discovered, by Rosetta, Genoptix or Merger Sub that should be set forth in an amendment of or a supplement to the proxy statement, such party will inform the others and Rosetta will prepare such amendment or supplement as soon as is reasonably practicable and, to the extent required by applicable law, cause such amendment or supplement to be promptly distributed to the shareholders of Rosetta. In the event that Genoptix or any person listed in Section 320(c) of the Companies Law casts any votes in respect of the Merger, Genoptix is required to disclose to Rosetta the respective interest of Genoptix or such person in the Ordinary Shares so voted.
Rosetta is required to use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and secure any other approval of shareholders of Rosetta that is required by applicable law in connection with the Merger; provided, however, that Rosetta may not change the date of, postpone or adjourn the shareholders meeting except (a) with the prior written consent of Genoptix, (b) if there are insufficient Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the shareholders meeting, (c) to allow reasonable additional time to solicit additional proxies to the extent Rosetta reasonably believes necessary in order to obtain the shareholder approval or (d) to the extent required by law. Rosetta has agreed to keep Genoptix updated with respect to proxy solicitation results as reasonably requested by Genoptix.
No Solicitation
Rosetta has agreed that during the period commencing on December 14, 2017 and ending on the earlier of the effective time of the Merger and the termination of the Merger Agreement, Rosetta will not, nor will it authorize any of its subsidiaries or any of its or their respective representatives to, directly or indirectly, except as otherwise provided below: (a) solicit, initiate or take any action to encourage or induce or facilitate the making, submission or announcement of, any proposal or inquiry that constitutes, or could reasonably be likely to lead to, an acquisition proposal (as defined below); (b) other than informing people of the existence of this non-solicitation provision, enter into, continue or participate in any discussions or any negotiations regarding any acquisition proposal or furnish to any person any non-public information or data with respect to or access to the properties of Rosetta in connection with an acquisition proposal;

(c) enter into any agreement, arrangement or understanding with respect to any acquisition proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement; or (d) resolve, propose or agree to do any of the foregoing. Rosetta will, and will cause its subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any acquisition proposal. Rosetta has agreed not to grant any waiver of any standstill provision or waive or otherwise modify the rights or obligations of any person under any confidentiality agreement. In accordance with the requirements of the Merger Agreement, Rosetta has and has caused its subsidiaries and its and their respective representatives to request the prompt return or destruction of all confidential information previously furnished to other persons and immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.
Under the Merger Agreement, neither the Rosetta Board nor any committee thereof may (a) fail to make the Board recommendation of the Merger Agreement and the Merger to Rosetta’s shareholders; (b) withhold, withdraw, amend or modify in a manner adverse to Genoptix, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Genoptix, the Board recommendation; (c) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any acquisition proposal; or (d) resolve, agree or publicly propose to take any such actions. Any of the actions described in clauses (a)-(d) or any other material breach of the non-solicitation provisions in the Merger Agreement would be considered a “triggering event” for purposes of the Merger Agreement. In the event that an acquisition proposal (or any inquiry related thereto) is publicly announced or disclosed, Rosetta is required to issue a press release that reaffirms the Board recommendation within five business days after such acquisition proposal is announced or disclosed.
For purposes of the Merger Agreement, the term “acquisition proposal” means any bona fide offer or proposal (other than an offer or proposal by Genoptix) contemplating or otherwise relating to any transaction or series of related transactions (other than: (1) the grant of stock options by Rosetta to its employees, consultants and directors in the ordinary course of business pursuant to Rosetta’s existing stock option plans and consistent with Rosetta’s past practices; (2) the issuance of Ordinary Shares by Rosetta to its employees, consultants and directors upon the exercise of outstanding stock options; (3) the issuance of Ordinary Shares upon the conversion of outstanding convertible debentures; and (4) the issuance of Ordinary Shares upon the exercise of outstanding warrants) involving:
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any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (a) a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of Rosetta or (b) Rosetta issues securities representing more than 20% of the outstanding shares of any class of voting securities of Rosetta;

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any sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (a) 20% or more of the consolidated net revenues of Rosetta, consolidated net income of Rosetta or consolidated book value of Rosetta; or (b) 20% or more of the fair market value of the assets of Rosetta; or

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any liquidation or dissolution of Rosetta.

Efforts to Consummate the Merger
Subject to the terms and conditions of the Merger Agreement, the parties have agreed to make or cause to be made, in cooperation with the other parties, as promptly as practicable (and in any event within five business days) after the signing of the Merger Agreement any necessary filings, forms, declarations, notifications, registrations and notices with governmental entities under any applicable antitrust laws relating to the Merger. Each party has agreed, subject to the terms and conditions of the Merger Agreement, to use its reasonable best efforts to respond to, or otherwise resolve as promptly as practicable any requests for additional information made by the U.S. Department of Justice or any other governmental entity, act in good faith and reasonably cooperate with the other parties in connection with any investigation by any governmental entity, furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel, and take, or cause to be taken, all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under any applicable antitrust laws. Each party has agreed that (a) whenever possible, such party will give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any governmental entity regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any governmental entities with respect to the Merger, subject to advice of such party’s antitrust counsel; (b) where reasonably practical, none of the parties to the Merger Agreement will independently participate in any meeting or conversation, or engage in any substantive conversation with any governmental entity in respect of any filings or inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such governmental entity, the opportunity to attend and/or participate; (c) if one party is prohibited by applicable law or by the applicable governmental entity from participating in or attending any meetings, conferences or conversations, the attending party will keep the other reasonably apprised with respect thereto; and (d) the parties will, to the extent practicable, consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any applicable antitrust laws.
Rosetta and Genoptix have agreed to use reasonable best efforts specifically to avoid the entry of any restraint prohibiting consummation of the Merger and to eliminate every impediment under any applicable antitrust laws that may be asserted by any governmental entity so as to enable the closing to occur as soon as reasonably possible (and in any event, not later than March 31, 2018).
Each of Genoptix, Merger Sub and Rosetta has agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all governmental entities and make all necessary registrations, declarations and filings with all governmental entities, that are necessary to consummate the Merger.
Genoptix has agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to take all action necessary or required to cause Merger Sub and the surviving company to perform their respective obligations under the Merger Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in the Merger Agreement.
Directors’ and Officers’ Indemnification and Insurance
Rosetta has agreed that, prior to the effective time of the Merger, it will purchase and pay for a seven-year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the indemnified persons, or other persons entitled to the benefit of such provisions of the Merger Agreement, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Rosetta, covering, without limitation, the Merger; provided, however, that in no event may Rosetta expend in excess of 300% of the annual premium currently paid by Rosetta for such tail insurance policy; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Rosetta will obtain a policy with the greatest coverage available for a cost not exceeding such amount. During such seven-year period, the surviving company is required to (and Genoptix is required to cause the surviving company to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder.
The Merger Agreement requires the surviving company and its subsidiaries to (and Genoptix is required to cause Rosetta, the surviving company or any of their respective subsidiaries, as the case may be, to) (a) assume, honor and fulfill (subject to the limitations set forth in Section 263 of the Companies Law) all obligations of Rosetta or any of its subsidiaries pursuant to any written indemnification agreements with the indemnified persons that are listed in the relevant section of the confidential disclosure schedule and

(b) not amend, repeal or otherwise modify the governing documents of the surviving company for a period of seven years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of the indemnified persons, except subject to the prior written consent of the indemnified persons or as required by applicable law.
The obligations of Genoptix and the surviving company to maintain the tail policy and to provide such indemnification will survive the consummation of the Merger and may not be terminated or modified in such a manner as to adversely affect any indemnified person to whom this director and officer insurance and indemnification provisions of the Merger Agreement apply without the consent of such affected indemnified person. The parties to the Merger Agreement have agreed that the indemnified persons to whom director and officer insurance and indemnification provisions of the Merger Agreement apply are third party beneficiaries of such section.
In the event Genoptix, the surviving company or any of their respective successors or assigns: consolidates with or merges into any other person and is not the continuing or surviving company or entity in such consolidation or Merger or transfers all or substantially all of its properties and assets to any person, then, and in either such case, Genoptix is required to make proper provision so that the successors and assigns of Genoptix or the surviving company, as the case may be, will assume all of the obligations set forth in the director and officer insurance and indemnification provisions of the Merger Agreement. The agreements and covenants contained in the director and officer insurance and indemnification provisions of the Merger Agreement are not intended to be exclusive of any other rights to which any indemnified person is entitled, whether pursuant to law, contract or otherwise.
Nothing in the Merger Agreement is intended to release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Rosetta or its officers, directors, and employees. The parties have agreed that the indemnification provided for in the Merger Agreement is not prior to, or in substitution for, any such claims under any such policies.
Tax Rulings
As soon as practicable after the date of Merger Agreement, Rosetta must prepare and file with the ITA an application for a ruling confirming that (a) the substitution of the 102 options and the transfer of the 102 shares in accordance with the Merger Agreement will not be regarded as a violation of the “requisite holding period” (as defined in Section 102 of the Ordinance) so long as the respective option consideration, RSU consideration and the Merger Consideration are deposited with the 102 trustee until the end of the respective holding period and (b) the deposit of the respective option consideration, RSU consideration and the Merger Consideration with the payment agent and the 102 trustee will not be subject to any withholding obligation (the “Option Tax Ruling”). The Option Tax Ruling is subject to customary conditions regularly associated with such a ruling. Rosetta is obligated to include in the request for the Option Tax Ruling a request to exempt Genoptix, the surviving company, the payment agent and their respective agents from any withholding obligation in relation to any payments made with respect to any 102 options or 102 shares. Rosetta will use reasonable best efforts to obtain the Option Tax Ruling prior to the Closing Date. If the Option Tax Ruling is not granted prior to the Closing Date or in accordance with the instructions of the ITA, Rosetta is obligated to seek to obtain, prior to the Closing Date, an interim tax ruling confirming, among other things, that Genoptix and any person acting on its behalf  (including the payment agent) will be exempt from Israeli withholding tax in relation to any payments made with respect to any stock options, RSUs or 102 shares to the payment agent, the 102 trustee or Rosetta in connection with the Merger (the “Interim Option Tax Ruling”). The final text of the Option Tax Ruling and the Interim Option Tax Ruling, including appendices thereof, will in all circumstances be subject to the prior review and comment by Genoptix and its counsel and tax advisors.
In addition, as soon as practicable after the date of the Merger Agreement, Rosetta must prepare and file with the ITA an application for a ruling that (a) with respect to holders of Ordinary Shares, stock options or RSUs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), exempting Genoptix, the payment agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or instructing Genoptix, the payment agent, the surviving company and their respective agents on how such withholding is to be executed and the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (excluding 102 shares) exempting Genoptix, the payment agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Genoptix, the payment agent, the surviving company and their respective agents on how such withholding is to be executed and, in particular, the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).
Rosetta will use reasonable best efforts to promptly take all actions and to do all things necessary, proper or advisable under applicable laws to obtain the Interim Option Tax Ruling, Option Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. In the event that the Interim Option Tax Ruling, Option Tax Ruling or the Withholding Tax Ruling has not been received by the Closing Date, then Genoptix may make such payments and withhold any applicable taxes in accordance with the terms of the Merger Agreement.
Certain Other Covenants
The Merger Agreement contains additional covenants, including relating to public announcements, notices of certain events, stock exchange delisting, confidentiality, resignations of officers and directors, minimizing the effect of any takeover laws and participation in shareholder litigation.
Conditions to the Merger
The respective obligations of Rosetta, Genoptix and Merger Sub to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) at or prior to the closing of the Merger of the following conditions:
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Rosetta’s shareholders have approved the Merger Agreement and the Merger;

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as required by the Companies Law, at least 50 days have elapsed after the filing of a Merger proposal with the Registrar of Companies and at least 30 days have elapsed after the approval of the Merger by the shareholders of each of Rosetta and Merger Sub;

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the authorizations, consents, orders or approvals of, or declarations or filings with, specified governmental entities have occurred or have been obtained and remain in full force and effect, and the expiration or early termination of any waiting period (and any extension thereof) under applicable antitrust laws has occurred or been granted;

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Rosetta has prepared and filed with the IIA, a notice to the IIA of the transfer to Genoptix of the Rosetta Ordinary Shares, subject to transfer restrictions imposed by the IIA and has received a letter from the IIA accepting the notice;

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Rosetta and Merger Sub have received the certificate of merger from the Registrar of Companies; and

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no governmental entity of competent jurisdiction in the United States or Israel has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger.

The obligations of Genoptix and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by Genoptix and Merger Sub, to the extent permitted by applicable law) at or prior to the closing of the Merger of the following additional conditions:

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(a) the representations and warranties of Rosetta regarding due organization and subsidiaries, authority and binding nature of agreement, capitalization, absence of changes and brokers are true and correct in all respects on and as of the date of the Merger Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties that address matters only as of a particular date, which only need to remain true and correct as of such date) and (b) each of the other representations and warranties of Rosetta set forth in the Merger Agreement are true and correct on and as of the date of the Merger Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which only need to remain true and correct as of such date), except, solely with respect to this clause (b), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality” or “material adverse effect” set forth therein), has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect;

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Rosetta has performed or complied in all material respects with all of its obligations and covenants required to be performed or complied by it under the Merger Agreement at or prior to the closing of the Merger;

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there has not been any change, effect, event, fact, development, occurrence or circumstance that, individually or in the aggregate has had or would reasonably be expected to have, a material adverse effect on Rosetta;

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there are no pending legal proceedings challenging or seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by the Merger Agreement or which, if unfavorably adjudicated, could have a material adverse effect on Rosetta or Genoptix;

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receipt by Rosetta of written confirmation (a) from the counterparty to a specified agreement that such agreement remains in full force and effect and that Rosetta and/or the applicable subsidiary party thereto is not in breach or violation of such agreement and (b) that Rosetta has not received any notice in writing from the counterparty to the agreement that such counterparty intends to terminate, or not renew, such agreement;

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the delivery of an officer’s certificate by a duly authorized executive officer of Rosetta certifying that the conditions in the prior five bullet points have been satisfied;

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receipt of specified third-party consents and delivery of all required third-party notices;

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receipt of evidence that the outstanding convertible debentures have been or will be terminated concurrently with the closing of the Merger and any amounts due to the former holders of such securities have been paid in full and receipt of payoff letters with respect to all other third-party indebtedness; and

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receipt of evidence that all outstanding warrants have been or will be repurchased or terminated concurrently with the closing and that all amounts due to the former holders of such securities have been paid in full.

The obligation of Rosetta to effect the Merger is subject to the satisfaction (or waiver by Rosetta to the extent permitted by applicable law) at or prior to the closing of the Merger of the following additional conditions:
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(a) the representations and warranties of Genoptix and Merger Sub regarding valid existence and authority and binding nature of agreement are true and correct in all respects on and as of the date of the Merger Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which only need to remain true and correct as of such date), and (b) each of the other representations and warranties of Genoptix and Merger Sub set forth in the Merger Agreement are true and correct on and as of the date of the Merger Agreement and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which only need to remain true and correct as of such date), except, solely with respect to this clause (b), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality” or “material adverse effect” set forth therein), has not, and would not reasonably be expected to, prevent or materially impede, interfere with, hinder or delay the consummation by Genoptix or Merger Sub of the Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis;
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each of Genoptix and Merger Sub has performed or complied in all material respects with all of its obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the closing of the Merger; and

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the delivery of an officer’s certificate by a duly authorized executive officer of Genoptix certifying that the conditions in the prior two bullet points have been satisfied.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written agreement of Genoptix and Rosetta.
The Merger Agreement may also be terminated prior to the effective time of the Merger by either Genoptix or Rosetta if:
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the Merger is not consummated by March 31, 2018, except that a party may not terminate the Merger Agreement for failure of the effective time of the Merger to occur by March 31, 2018 if such failure was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under the Merger Agreement;

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any governmental entity of competent jurisdiction has enacted, issued or promulgated any law, regulation or ruling or has issued or granted any restraint, injunction, order or decree that is in effect as of immediately prior to the effective time of the Merger and which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, except that the right to terminate the Merger Agreement upon the issuance of a final, non-appealable restraint, injunction, order or decree will not be available to a party if such issuance is proximately caused by a failure of such party to perform in any material respects its covenants or obligations under the Merger Agreement; or

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the approval of the Merger by Rosetta’s shareholders is not obtained at the shareholders meeting (or any postponement or adjournment thereof), except that a party may not terminate the Merger Agreement if the failure to obtain shareholder approval was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under the Merger Agreement.

The Merger Agreement may also be terminated by Genoptix under any of the following circumstances:
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at any time prior to the effective time of the Merger if a “triggering event” has occurred; or

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if  (a) Rosetta has breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement or (b) any of Rosetta’s representations or warranties was inaccurate when made or has become inaccurate, that would, in either case, result in the failure of a closing condition to be satisfied, and in the case of both clauses (a) and (b), such breach is not curable by March 31, 2018, or, if curable, is not cured by the earlier of  (i) 30 days after written notice is given by Genoptix to Rosetta and (ii) March 31, 2018.

The Merger Agreement may also be terminated by Rosetta under the following circumstance:
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if  (a) Genoptix has breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement or (b) any of Genoptix’s representations or warranties was inaccurate when made or has become inaccurate, that would, in either case, have a material adverse effect on the ability of Genoptix or Merger Sub to consummate the Merger, and in the case of both clauses (a) and (b), such breach is not curable by March 31, 2018, or, if curable, is not cured by the earlier of  (i) 30 days after written notice is given by Rosetta to Genoptix and (ii) March 31, 2018.

If the Merger Agreement is validly terminated, it will become null and void, with the exception of sections regarding confidentiality, termination fees and miscellaneous provisions. The termination of the Merger Agreement will not relieve any party from liability or damages arising from its intentional and material breach of the Merger Agreement prior to such termination. In addition, in the event of the termination of the Merger Agreement, any amounts outstanding under the Loan and Security Agreement including principal, premium, if any, interest and penalties will become due and payable within 45 days after such termination in accordance with the terms of the Loan and Security Agreement.
Expense Reimbursement and Termination Fee
In the event that the Merger Agreement is validly terminated by Rosetta or Genoptix upon a failure to obtain shareholder approval, Rosetta will be required to reimburse Genoptix’s expenses incurred in connection with this transaction up to a maximum of  $750,000. Rosetta may elect to make the expense reimbursement payment in cash or by delivering a promissory note providing for payment of such amount in three equal installments on the first, second and third monthly anniversaries of such termination.
Rosetta is required to pay to Genoptix a termination fee of  $1.0 million if the Merger Agreement is terminated by Genoptix following a triggering event. Subject to continuing rights to seek specific performance, Genoptix and Merger Sub have acknowledged and agreed that receipt of the termination fee, together with the reimbursement of any expenses incurred by Genoptix in collecting the termination fee, will constitute Genoptix’s and Merger Sub’s sole and exclusive remedy under this agreement, and will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Genoptix and Merger Sub in connection with the Merger Agreement (and the termination thereof).
Expenses
Except as described above, all fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.
Specific Performance
Rosetta, Genoptix and Merger Sub have agreed that any party seeking to enforce the Merger Agreement against a non-performing party will be entitled to specific performance and the issuance of injunctive or other equitable relief and that they will waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This right to specific performance or other equitable relief is in addition to any other remedy to which the parties are entitled at law or in equity.
Amendment
The Merger Agreement may be amended at any time by execution of a written agreement signed by each of Genoptix, Merger Sub and Rosetta; provided however, that no amendment will be made or given that requires the approval of Rosetta’s shareholders under applicable law unless such approval is obtained.
Applicable Law
The Merger Agreement will be governed by, and construed in accordance with, the laws of the State of New York, except that (i) matters involving the internal corporate affairs of Genoptix, Merger Sub or Rosetta (including matters relating to the fiduciary duties of each of their respective boards of directors) will be governed by the laws of the jurisdiction in which such corporation or company is organized and (ii) provisions related to the Merger that are required under Israeli law to be governed by Israeli law will be so governed.

THE SECURED BRIDGE LOAN
Concurrently with the execution of the Merger Agreement, Genoptix, the Company’s wholly owned subsidiary Rosetta Genomics Inc., as borrower, the Company, and its indirect wholly owned subsidiaries Cynogen, Inc., and Minuet Diagnostics, Inc., as guarantors, entered into a Loan and Security Agreement (the “Loan and Security Agreement”) according to which Genoptix has agreed to provide to Rosetta Genomics Inc. a secured bridge loan of up to $1.8 million to fund the operations of the Company and its subsidiaries through the closing of the Merger (the “Loan”). The Loan may be disbursed at a rate of up to $600,000 per month based on Rosetta’s budgeted cash requirements.
The entire outstanding principal balance of the Loan and all accrued but unpaid interest thereon will become due and payable upon the first to occur of  (a) the date on which the Merger is consummated in accordance with the terms of the Merger Agreement, (b) the date on which the Loan is accelerated in accordance with the terms of the Loan and Security Agreement, (c) the date that is forty-five (45) calendar days after the date that the Merger Agreement is terminated pursuant to its terms (for further details see “The Merger Agreement — Termination of the Merger Agreement” on page 43 of this proxy statement), (d) May 15, 2018, (e) the date on which Rosetta Genomics Inc. or any of the guarantors of the Loan breaches the no solicitation provisions of the Merger Agreement (for further details see “The Merger Agreement — No Solicitation” on page 37 of this proxy statement), or (f) the date on which any “triggering event” occurs (for further details see “The Merger Agreement — No Solicitation” on page 37 of this proxy statement).
The aggregate outstanding principal balance of the Loan will accrue simple interest at a rate equal to 10% per annum, and immediately upon the occurrence and during the continuance of an Event of Default (as defined in the Loan and Security Agreement), the Loan will accrue additional interest at a rate per annum equal to 2% unless Genoptix otherwise elects in its sole discretion to impose a smaller increase.
Rosetta Genomics, Inc., has granted to Genoptix a security interest in substantially all of its assets to secure all of its obligations under the Loan and Security Agreement and related loan documents. Similarly, the Company, Cynogen, Inc., and Minuet Diagnostics, Inc., have each granted to Genoptix a lien on and security interest in, substantially all of their assets to secure their guaranties of the obligations of Rosetta Genomics Inc.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections entitled “Proposal 1: The Merger Proposal — The Merger” beginning on page 5 of this proxy statement, and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:
•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

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the failure to obtain the requisite approval of Rosetta’s shareholders or the failure to satisfy other closing conditions;

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risks related to disruption of management’s attention from Rosetta’s on-going business operations due to the pending transaction;

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the effect of the announcement of the pending transaction on the ability of Rosetta to retain and hire key personnel, maintain relationships with their respective customers and suppliers, and maintain their respective operating results and businesses generally; and

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risks that the actual purchase price per Ordinary Share could differ from our estimate because the actual amount of payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items could differ from our assumptions.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition or results of operations of Rosetta could be materially adversely affected by any of these factors. Rosetta does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.
The complete form of the proposed resolutions may be inspected at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, who is accessible by phone at (+1)-877-429-6643.
In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Extraordinary Meeting, to the Company’s offices at its above mentioned address, Attention: Ron Kalfus, Chief Financial Officer, at (+1) 877-429-6643, or by facsimile to +972-73-222-0701, no later than January 22, 2018. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.
The Company’s Board may send position statements in response to shareholder’s position statements no later than January 28, 2018.
It should be noted that following the date hereof, the agenda of the Extraordinary Meeting may be altered, including the adding of items to the agenda, and position statements may be published. The updated agenda and position statements will be made available to the public on the SEC’s website at http://www.sec.gov.
The final date on which the Company may submit a revised proxy statement following the adding of items to the agenda at the request of a shareholder is January 5, 2018.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagx.com.
As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as exhibit to report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS
As of the date of this proxy statement we are not aware of any other matters to be presented at the Extraordinary Meeting. However, if any other matters requiring the vote of the shareholders arises at the meeting, the persons named as proxy holders may use their discretion to vote on the matters in accordance with their best judgment as they deem advisable including to vote in their discretion to adjourn or postpone the shareholder meeting or any adjournment or postponement thereof.
By order of the Board of Directors,
/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board

Annex A
AGREEMENT AND PLAN OF MERGER
by and among:
Genoptix, Inc.,
Stone Merger Sub Ltd.,
and
ROSETTA GENOMICS LTD.
Dated as of December 14, 2017

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 14, 2017 (the “Agreement Date”), by and among Genoptix, Inc., a Delaware corporation (“Parent”), Parent on behalf of Stone Merger Sub Ltd. (or any other name approved by the Registrar of Companies of the State of Israel (the “Companies Registrar”)), a company in formation in accordance with the Laws of the State of Israel (“Merger Sub”), and Rosetta Genomics Ltd., a company incorporated under the Laws of the State of Israel (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
WHEREAS, following the execution of this Agreement, Parent shall cause Merger Sub to be formed and become a wholly owned Subsidiary of Parent under the Laws of the State of Israel and shall cause Merger Sub to execute and join this Agreement;
WHEREAS, Parent, Merger Sub and the Company intend that, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of Sections 314 to 327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company (the “Merger”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;
WHEREAS, the board of directors of Parent has unanimously approved this Agreement, the Merger and the other transactions contemplated hereby, and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of Parent and its stockholder;
WHEREAS, Parent shall cause the board of directors Merger Sub (upon its formation) to unanimously (i) determine that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, Merger Sub and its shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; (ii) approve this Agreement, the Merger and the other transactions contemplated hereby; and (iii) recommend that the shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby;
WHEREAS, concurrently with the execution of this Agreement and as a condition to and inducement of the Company’s willingness to enter into this Agreement, Parent and the Company are entering into a Credit and Security Agreement pursuant to which Parent will commit, subject to certain exceptions set forth therein, to provide Rosetta Genomics, Inc. with a bridge loan of up to $600,000 monthly, bearing simple interest at a rate of 10% per annum, which will be secured by a first priority lien on the Company’s assets, including, without limitation, cash, receivables, certain Intellectual Property Rights and the capital stock of each Company Subsidiary (the “Loan Agreement”);
WHEREAS, concurrently with the execution of this Agreement and as a condition to and inducement of Parent’s willingness to enter into this Agreement, the Company, Parent and certain holders of Company Warrants have entered into warrant termination agreements, in the form attached hereto as Exhibit B (each, a “Warrant Termination Agreement” and collectively, the “Warrant Termination Agreements”), dated as of the Agreement Date, which agreements are contingent upon the closing of the Merger and shall become automatically effective immediately after the Effective Time; and
WHEREAS, concurrently with the execution of this Agreement and as a condition to and inducement of Parent’s willingness to enter into this Agreement, the Company, Parent and the holders of the Convertible Debentures have entered into a convertible debenture and warrant termination agreement, in the form attached hereto as Exhibit C (the “Debenture Termination Agreement”), dated as of the Agreement

Date, which agreement is contingent upon the closing of the Merger and shall become automatically effective immediately after the Effective Time.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
Article 1
THE MERGER
1.1   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease. The Company, as the Surviving Company in the Merger (the “Surviving Company”), shall by virtue of the Merger (i) become a private wholly owned direct subsidiary of Parent, (ii) continue its corporate existence under the Laws of the State of Israel, (iii) maintain a registered office in the State of Israel, and (iv) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.
1.2   Effective Time.   As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such time as the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on or immediately following the Closing Date.
1.3   The Closing.   Unless this Agreement shall have been terminated in accordance with Section 6.1, the closing of the Merger (the “Closing”) shall take place at the offices of Yigal Arnon & Co. located at 1 Azrieli Center, Tel Aviv, Israel, on or prior to the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 5 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other date as Parent and the Company shall mutually designate. The date on which the Closing takes place is referred to herein as the “Closing Date”.
1.4   Effects of the Merger.   The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Company.
1.5   Closing Purchase Price.   Subject to the terms and conditions of this Agreement, the aggregate consideration to be paid by Parent shall be an amount in cash equal to $10,000,000, plus Restricted Cash and up to $1,100,000 of Cash, if any, held by the Company and the Company Subsidiaries at the close of business on the Closing Date, less, without duplication, at the close of business on the Closing Date, (a) any amounts outstanding pursuant to Third-Party Indebtedness (other than pursuant to Convertible Debentures which are subject to a duly executed and delivered Debenture Termination Agreement, which is in full force and effect and has not been revoked, suspended, canceled, rescinded or terminated), (b) any amounts outstanding under the Loan Agreement including, without limitation, principal, premium, if any, interest and penalties with respect thereto, (c) any Excess Payables, (d) any Company Professional Fees, (e) the Executive Severance Amount, (f) any unfunded severance liability of the Company or the Company

Subsidiaries with respect to Israeli Employees, (g) any severance liability of the Company or the Company Subsidiaries with respect to Company Employees (other than Israeli Employees) that is not disclosed in Part 1.5 of the Disclosure Schedule, (h) the Warrant Termination Amount and (i) the Debenture Termination Amount (the “Closing Purchase Price”). No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement certified by the Company’s Chief Financial Officer setting forth, to Parent’s satisfaction, (x) the amounts of Restricted Cash and Cash, if any, held by the Company and the Company Subsidiaries at the close of business on the Closing Date, (y) the Company’s calculation of each of the amounts set forth in clauses (a) through (i) of this Section 1.5, and (z) using the amounts referred to in the preceding clauses (x) and (y), the resulting Closing Purchase Price, together with copies of such documents and information used by the Company in its calculation of such amounts as are necessary for Parent to review and verify such amounts.
1.6   Conversion of Company Shares.
(a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any ordinary shares, par value NIS 7.2 each, of the Company (the “Company Shares”, and each a “Company Share”):
(i)   subject to Section 1.6(b), each Company Share outstanding immediately prior to the Effective Time shall automatically be deemed transferred to Parent in exchange for the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deduction for any required withholding Tax, equal to the quotient of  (A) the Closing Purchase Price divided by (B) the number of Fully Diluted Shares Outstanding immediately prior to the Effective Time (such amount, the “Merger Consideration”); and
(ii)   each ordinary share, par value NIS 0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(b)   If, during the period commencing on the Agreement Date and ending at the Effective Time, the Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.
1.7   Company Equity Awards.
(a)   Neither Parent nor Merger Sub shall assume any Company Options in connection with the Merger or any other transactions contemplated by this Agreement. At the Effective Time, each Company Option, whether or not then exercisable or vested, by virtue of the Merger and without any action on the part of any optionholder, shall be canceled and substituted into the right to receive from Parent or the Surviving Company, promptly following the Effective Time, an amount in cash equal to the Option Consideration, without interest and subject to deduction for any required withholding Tax. “Option Consideration” means, with respect to each Company Option, the product (rounded to the nearest cent) of: (i) the excess, if any, of the Merger Consideration over the exercise price of such Company Option; and (ii) the aggregate number of Company Shares subject to such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled and terminated without any payment being made in respect thereof.
(b)   Neither Parent nor Merger Sub shall assume any Company RSU in connection with the Merger or any other transactions contemplated by this Agreement. At the Effective Time, each Company RSU (which shall be deemed to be fully vested), by virtue of the Merger and without any action on the part of the holder of such Company RSU, shall be canceled and substituted into the right to receive from Parent or the Surviving Company, promptly following the Effective Time, an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the product of: (i) the Merger Consideration; and (ii) the number of Company Shares subject to such Company RSU (the “RSU Consideration”).

(c)   As of the Effective Time, the Incentive Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any Company Subsidiary shall be canceled.
(d)   Prior to the Closing, the Company shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 1.7, including making any determinations and/or resolutions of the Company Board or a committee thereof or any administrator of the Incentive Plans as may be necessary, so as to ensure that, from and after the Effective Time, holders of Company Options and Company RSUs have no rights with respect thereto other than those specifically provided in this Section 1.7.
1.8   Termination of Company Warrants.   Immediately after the Effective Time, all Company Warrants outstanding at Closing will automatically terminate in accordance with the terms and provisions of the Warrant Termination Agreements.
1.9   Termination of Convertible Debentures.   Immediately after the Effective Time, all Convertible Debentures outstanding at Closing will automatically terminate in accordance with the terms and provisions of the Debenture Termination Agreement.
1.10   Closing of the Company’s Transfer Books.   At the Effective Time, the shareholder register of the Company shall be closed with respect to registrations of transfers of any and all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on the shareholder register after the Effective Time. If, after the Effective Time, a valid certificate representing Company Shares, which shares were outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 1.6, (a “Company Share Certificate”) (or, in the case of Company Shares represented by book-entry (“Book Entry Shares”)) is presented to the Payment Agent or to the Surviving Company or Parent, such Company Share Certificate or Book Entry Shares shall be canceled and shall be exchanged as provided in Section 1.11 below.
1.11   Surrender of Certificates.
(a)   On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as payment agent in the Merger (the “Payment Agent”). At the Effective Time, Parent shall have deposited with the Payment Agent cash in an amount equal to the aggregate Merger Consideration payable pursuant to Section 1.6. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund”. The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent; provided, however, that (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of the Company Shares pursuant to this Agreement, (ii) following any such losses that result in the amount of funds in the Payment Fund being insufficient to promptly pay the portion of the aggregate Merger Consideration that remains unpaid, Parent shall immediately provide additional funds to the Payment Agent to the extent of such insufficiency and (iii) such investments shall be in obligations of or guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from the investment of such funds shall be the property of Parent. Except for Parent’s obligation to provide additional funds to the Payment Agent in the event that losses incurred as a result of investment decisions directed by Parent result in the amount of funds in the Payment Fund being insufficient, the receipt of the Payment Fund by the Payment Agent shall be sufficient to discharge the Parent’s obligation to pay the amount of cash in question, and the Parent shall have no responsibility or liability, under any circumstances, for the allocation thereof among the Company’s shareholders.
(b)   Within five (5) Business Days after the Effective Time, the Payment Agent will mail to the Persons who were record holders of Company Share Certificates or Book Entry Shares immediately prior to the Effective Time: (i) a letter of transmittal in customary form; and (ii) instructions for use in effecting the surrender of Company Share Certificates or Book Entry Shares in exchange for Merger Consideration. Upon surrender of a Company Share Certificate or Book Entry Share to the Payment Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Company Share Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration; and (B) each Company Share Certificate or Book Entry Share so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.11(b), each Company Share Certificate or Book Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.6. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the Company Shares previously represented by such Company Share Certificate, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as Parent or the Payment Agent may direct as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Company with respect to such Company Share Certificate. Notwithstanding anything to the contrary in this Section 1.11, any Merger Consideration payable in respect of Company Shares (“Company 102 Shares”) issued upon exercise of Company Options subject to Section 102 of the Ordinance that are held by the 102 Trustee (“Company 102 Options”) or issued upon vesting of Company RSUs subject to Section 102 of the Ordinance (“Company 102 RSUs”) shall be transferred by the Payment Agent, in accordance with the terms of this Section 1.11 (including the requirement to surrender the Company Share Certificates and letters of transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.
(c)   Any portion of the Payment Fund that remains undistributed to holders of Company Share Certificates or Book Entry Shares as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Share Certificates or Book Entry Shares who have not theretofore surrendered their Company Share Certificates or Book Entry Shares in accordance with this Section 1.11 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration.
(d)   At or as soon as practicable following the Effective Time, Parent or the Surviving Company shall transfer the aggregate Option Consideration and RSU Consideration with respect to Company 102 Options and Company 102 RSUs to the 102 Trustee, on behalf of holders of Company 102 Options and Company 102 RSUs, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”). The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.
(e)   At or as soon as practicable following the Effective Time, Parent or the Surviving Company shall promptly deposit the aggregate amount of funds payable in respect of Company Options and/or Company RSUs (other than Company 102 Options and Company 102 RSUs) with the Surviving Company or the applicable Company Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of such Company Options or Company RSUs.
(f)   Each of the Payment Agent, Parent, the Surviving Company and the 102 Trustee (each, a “Payor”) shall be entitled to deduct and withhold from any consideration payable to any holder of any Company Share Certificate or Book Entry Share (in his or her capacity as a holder of Company Shares), any Company Options and/or any Company RSUs, such amounts as are required to be deducted or withheld from such consideration under the Code, the Ordinance, the Withholding Tax Ruling and the Option Tax Ruling, if obtained, or any provision of state, local or foreign Tax Law or under any other applicable Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares, Company Options or Company RSUs provides the Payor with a valid withholding certificate issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article 1 to Parent’s satisfaction, then the deduction and withholding of any amounts under the

Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration or the Option Consideration payable to such holder of record of Company Shares, Company Options or Company RSUs shall be made only in accordance with the provisions of such withholding certificate. For such purpose, the Withholding Tax Ruling and the Option Tax Ruling will be considered a valid withholding certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Any withholding made in New Israeli Shekels with respect to payments made hereunder in U.S. dollars shall be calculated based on a conversion rate not lower than the applicable rate on the Closing Date and in such manner as the Parent determines in its absolute and sole discretion to be in compliance with legal requirements, and any currency conversion commissions will be borne by the recipient and deducted from payments to be made to such payment recipient.
(g)   Neither Parent nor the Surviving Company shall be liable to any holder of any Company Share Certificate or Book Entry Share or to any other Person with respect to any Merger Consideration or Option Consideration delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
Article 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as expressly set forth herein or in the applicable part of the disclosure schedule delivered by the Company to Parent and Merger Sub on the Agreement Date (the “Disclosure Schedule”), the Company represents and warrants as of the Agreement Date (other than with respect to those representations and warranties that by their terms speak as of some other date, which representations and warranties are made only as of such date), to Parent and Merger Sub as follows:
2.1   Due Organization; Subsidiaries.
(a)   The Company is a company duly organized and validly existing under the laws of the State of Israel. Each Company Subsidiary is a corporation duly organized under the laws of the State of Delaware. The Company and each Company Subsidiary have all necessary corporate power and authority to: (i) conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) own or lease and use their respective assets in the manner in which such assets are currently owned or leased and used; and (iii) perform their respective obligations under all Contracts by which they are bound.
(b)   The Company and each Company Subsidiary are duly qualified to do business and are in good standing (to the extent either such concept is recognized under applicable Law), under the laws of all jurisdictions where the nature of their respective businesses requires such qualification, except where the failure(s) to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is not registered with the Companies Registrar as a “breaching company”.
(c)   Part 2.1(c) of the Disclosure Schedule contains a correct and complete list of each of the Subsidiaries of the Company as of the Agreement Date (the “Company Subsidiaries”) and, for each such Company Subsidiary: (i) the jurisdiction of incorporation or organization; (ii) its authorized capital or other equity or voting interests; (iii) the name of each shareholder or equity owner thereof; and (iv) the number of shares of capital stock or other equity or voting interests owned by each such holder. Neither the Company nor any Company Subsidiary owns any capital stock of, or any Equity Interest of any nature in, any other Entity, other than: (A) interests in the Company Subsidiaries; and (B) interests classified as cash equivalents or short-term investments on the Company Balance Sheet and set forth in Part 2.1(c) of the Disclosure Schedule. There is no Company Contract pursuant to which the Company is obligated to make or may become obligated to make any future investment in or capital contribution to any other Entity.

2.2   Articles of Association; Certificate of Incorporation; Bylaws.   The Company has made available to Parent accurate and complete copies of the articles of association, certificate of incorporation and bylaws or equivalent organizational documents (in each case, including all amendments thereto) of the Company and each Company Subsidiary (collectively, the “Charter Documents”). Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its respective Charter Documents.
2.3   Authority; Binding Nature of Agreement.   The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations under this Agreement and, subject to the adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the voting power of the Company (the “Company Shareholder Approval”), the filing and recordation of appropriate merger documents as required by the ICL and the issuance of a Certificate of Merger by the Companies Registrar, to consummate the Merger and the other transactions contemplated by this Agreement. In compliance with the requirements of the ICL and the Company’s Charter Documents, the Company Board, by resolutions duly adopted by unanimous vote of the Company Board at a meeting duly called and held, which resolutions have not as of the Agreement Date been subsequently rescinded, modified or withdrawn in any way, has: (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders; (ii) determined that no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (iii) approved this Agreement and the Merger on the terms and subject to the conditions set forth herein; (iv) resolved to recommend that the shareholders of the Company adopt this Agreement (such recommendation, the “Company Board Recommendation”) and (v) directed that this Agreement be submitted to the shareholders of the Company for their adoption at the Company Shareholders Meeting. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 3.8, there are no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Laws applicable to this Agreement, the Merger or the other transactions contemplated hereby.
2.4   Capitalization.
(a)   The authorized capital stock of the Company consists of 25,000,000 ordinary shares, par value NIS 7.2 per share. At the close of business on December 14, 2017 (the “Capitalization Date”), there were: (i) 5,929,381 Company Shares issued and outstanding and (ii)(A) outstanding Company Options to purchase 146,712 Company Shares with a weighted average exercise price of  $37.36, (B) outstanding Company Warrants to purchase 5,056,043 Company Shares, (C) 155,480 outstanding Company RSUs, (D) 147,330 Company Shares reserved for future grants under the Incentive Plans and (E) 10,650,001 Company Shares reserved for issuance upon the conversion of the outstanding convertible debentures of the Company listed in Part 2.4(a) of the Disclosure Schedule (calculated based on a minimum conversion price of  $0.20 for the convertible debentures issued in October 2017) (the “Convertible Debentures”). Except as set forth above, as of the Capitalization Date, no Company Shares or other securities (convertible, exchangeable, exercisable or otherwise) of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. There are no Company Shares held by any of the Company Subsidiaries.
(b)   Except as set forth in Section 2.4(b), there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company or the Company Subsidiaries convertible into or exchangeable or exercisable for Company Shares or other equity or voting interest in the Company, (iii) no outstanding options, warrants, rights or other Contracts to acquire from the Company or the Company Subsidiaries, or that obligates the Company or the Company Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable or exercisable for shares of, or other equity or voting interest in, the Company, or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or voting securities of the Company, and (iv) no obligations of the Company or the Company Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable or exercisable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, Company Options, Company Warrants and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or the Company Subsidiaries to make any payments based on the price or value of any of the foregoing described in clauses (i)-(iv). All outstanding Company Securities have been issued and granted in compliance with all applicable Laws and all applicable Incentive Plans or other applicable Company Contracts.
(c)   Part 2.4(c) of the Disclosure Schedule sets forth a list, on a holder by holder basis, of each Company Warrant, Company Option and Company RSU outstanding as of the Capitalization Date, indicating (A) whether such Company Option or Company RSU has vested, as applicable, (B) the applicable vesting schedule, (C) the applicable exercise price, in the case of a Company Option or Company Warrant, (D) the applicable expiration date, in the case of a Company Option or Company Warrant and (E) the Incentive Plan under which such Company Option or Company RSU was granted.
(d)   Except for the Charter Documents and except as set forth in Part 2.4(d) of the Disclosure Schedule, none of the Company or any Company Subsidiary is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, call or put options or rights of first refusal or other similar rights with respect to any Company Securities.
(e)   All of the shares of capital stock of the Company Subsidiaries identified as being held by the Company or a direct or indirect wholly owned Subsidiary of the Company in Part 2.1(c) of the Disclosure Schedule have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are owned beneficially and of record by the Company or a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Encumbrances, other than restrictions on transfer imposed by applicable securities Laws.
2.5   SEC Filings; Financial Statements.
(a)   Since December 31, 2014, the Company has filed or furnished on a timely basis all forms, reports, schedules, exhibits, registration statements and other documents with the SEC that have been required to be filed by it under applicable Laws (such documents, as supplemented and amended since the timing of filing, collectively the “Company SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect. The certifications and statements required by the Exchange Act and the Sarbanes-Oxley Act relating to the Company SEC Documents are accurate and complete, and complied as to form and content with all applicable Laws as of the date of such filing (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing). Since December 31, 2014, the Company has been in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act, (B) except as set forth in Part 2.5(a)(B) of the Disclosure Schedule, the applicable listing and corporate governance rules and regulations of Nasdaq (subject to permissible exemptions for “foreign private issuers”, as such term is defined under the Exchange Act) and (C) the corporate governance and other requirements of the ICL. The Company has made available to Parent true and complete copies of all comment letters and any other material correspondence between the SEC, on the one hand, and the Company or any Company Subsidiary, on the other hand, since December 31, 2014 and prior to the date hereof, but only to the extent that such letters and responses have not been published on the SEC’s EDGAR site. As of the date hereof, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any Company SEC Document and, to the Company’s Knowledge, none of the Company SEC Documents is the subject of any ongoing review by the SEC. None of the Company Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.
(b)   The Company has at all times since February 26, 2007 been, and as of the date hereof is, a “foreign private issuer” as such term is defined in the Exchange Act.
(c)   Each of the consolidated financial statements (including, in each case, any related notes and schedules) of the Company and its consolidated Subsidiaries contained in the Company SEC Documents filed or furnished after December 31, 2014: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated therein or as otherwise permitted by the SEC with respect to unaudited interim financial statements); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby, all in accordance with GAAP. There are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Company SEC Documents filed on or after December 31, 2014 and prior to the Agreement Date or any obligations to enter into any such arrangements. For purposes of this Agreement, “Company Balance Sheet” means that consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2016, set forth in the Company’s Annual Report on Form 20-F filed with the SEC, and the “Company Balance Sheet Date” means December 31, 2016.
(d)   The Company maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosures and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the Agreement Date, to the Company’s auditors and the audit committee of the Company Board, to the Company’s Knowledge: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
(e)   The Company maintains a system of internal control over financial reporting (as defined by Rule 13a-15(f) under the Exchange Act) that is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
2.6   Interested Party Transactions.   Except as disclosed in the Company SEC Documents, since the Company Balance Sheet Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act (any such transaction, agreement, arrangement or understanding, an “Affiliate Transaction”). Each transaction between the Company or any Company Subsidiary, on the one hand, and any current or former employee, director, officer, shareholder, partner or member of the Company or any of the Company Subsidiaries, any member of his or her immediate family or any of their respective Affiliates, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Company Subsidiary, including in compliance with the ICL.
2.7   Absence of Changes.   Except in connection with this Agreement and as required by applicable Law or as set forth in Part 2.7 of the Disclosure Schedule, since the Company Balance Sheet Date: (a) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course and in accordance with past practices; (b) there has not been or occurred any Company Material Adverse Effect; and (c) neither the Company nor any Company Subsidiary has taken or failed to take any action that, if taken or failed to be taken after the Agreement Date without the written consent of Parent, would result in a breach of Section 4.2(b).
2.8   Title to Assets.   The Company and each Company Subsidiary owns, and has good and valid title to, all tangible assets purported to be owned by it on the Company Balance Sheet. All of said assets are owned by the Company or one of the Company Subsidiaries free and clear of any Encumbrances, except for: (a) Permitted Encumbrances; and (b) Encumbrances described in Part 2.8 of the Disclosure Schedule. The Company or one of the Company Subsidiaries is the lessee of, and holds valid and enforceable leasehold interests in, all assets purported to have been leased by them on the Company Balance Sheet. The Company and each Company Subsidiary collectively have sufficient title to or rights to use its material tangible properties and tangible assets to conduct its respective businesses as currently conducted.
2.9   Intellectual Property.
(a)   Part 2.9(a) of the Disclosure Schedule sets forth a list of all Company Registered IP as of the Agreement Date, including for each such item: (i) the jurisdiction(s) of issuance or registration or the jurisdiction(s) in which any application for such issuance or registration has been filed; and (ii) the applicable application or registration number(s). All items of Company Registered IP are subsisting and are, to the extent issued or registered, valid and enforceable. Without limiting the foregoing:
(i)   all filings (with authorities in the United States, Israel, or foreign jurisdictions, as the case may be), payments and other actions required to be made or taken before the Agreement Date to maintain each item of Company Registered IP have been made and taken, and, to the Company’s Knowledge, there are no actions that must be taken within 180 days after the date of the Agreement Date for the purpose of maintaining, perfecting, preserving or renewing any Company Registered IP other than those actions listed in Part 2.9(a)(i) of the Disclosure Schedule;
(ii)   as of the Agreement Date, none of the Company Registered IP is involved in any interference, reexamination, opposition, cancellation, inter partes review, or similar proceeding other than European Patent EP2126078;
(iii)   the Company or a Company Subsidiary is the record owner or exclusive licensee with respect to each item of Company Registered IP, with the exception of the items indicated in Part 2.9(a)(iii) of the Disclosure Schedule, in which the Company or a Company Subsidiary is the record co-owner;
(iv)   the Company and the Company Subsidiaries have not conducted their businesses or used or enforced (or failed to use or enforce) the Company Registered IP in any manner that could result in the abandonment, invalidity, cancellation, or unenforceability, in any respect, of any Company Registered IP, or that could otherwise cause the Company or a Company Subsidiary to lose any rights or interests in or to any Company Registered IP;
(v)   neither the inventors of Company Registered IP nor any other Person in connection with the Company Registered IP (A) intentionally failed to disclose any material, non-cumulative prior art references to the U.S. Patent and Trademark Office (the “PTO”) or any foreign patent offices requiring such disclosure in connection with the prosecution of any Company Registered IP, (B) made any material misstatements or misrepresentations to the PTO or any patent offices outside of the United States in connection with the prosecution of any of the Company Registered IP, or (C) engaged in any act or omission inconsistent with the duty of candor to the PTO or any relevant patent office outside of the United States;
(vi)   there is no prior art that must be disclosed to any Governmental Body in which a given item of Company Registered IP has been filed (based on relevant disclosure obligations) that has not so been disclosed;
(vii)   the Company and the Company Subsidiaries, and those authorized thereby to make, offer for sale, sell, import, or export any product, process, or service covered by the Company Registered IP have complied with the marking provisions of 35 U.S.C. Section 287(a) (and any like marking requirements of any foreign jurisdictions); and

(viii)   all obligations to inventors of the Company Registered IP have been and will continue to be satisfied.
(b)   Except as set forth on Part 2.9(b) of the Disclosure Schedule, the Company or one of the Company Subsidiaries exclusively owns all right, title, and interest in and to all Company Registered IP, free and clear of any Encumbrances. Except for the Company In-Licensed IP, the Company or one of the Company Subsidiaries exclusively owns all right, title, and interest in and to all Intellectual Property Rights used in, held for use in, or otherwise necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, free and clear of any Encumbrances.
(c)   Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby would reasonably be expected to, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare: (i) a loss of, or Encumbrance on, any Company Owned IP or Company In-Licensed IP; or (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Company Owned IP or Company In-Licensed IP.
(d)   The Company and the Company Subsidiaries have taken commercially reasonable steps to protect their respective rights in the trade secrets and other information that constitutes material non-public proprietary information of the Company and the Company Subsidiaries and no unauthorized disclosure of any such trade secrets or information has been made.
(e)   No activity of the Company or any Company Subsidiary (including the development, manufacturing, marketing, sale, offer for sale, exportation, distribution and/or use of any Company Products)   infringes, misappropriates or otherwise violates any Intellectual Property Right of any other Person and, to the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating, any Company Owned IP. Except as set forth in Part 2.9(e) of the Disclosure Schedule, there is no claim pending, threatened in writing or, to the Company’s Knowledge, otherwise threatened by or against the Company or any Company Subsidiary that alleges any such infringement, misappropriation or violation.
(f)   Each employee, independent contractor, or consultant who conceived, developed or created or participated in creating any part of any Company Owned IP (other than Intellectual Property Rights exclusively licensed to the Company or a Company Subsidiary as set forth on Part 2.9(b) of the Disclosure Schedule) has executed an agreement with the Company or a Company Subsidiary, as applicable, that (i) irrevocably assigns to the Company or the Company Subsidiary, as applicable, all right, title and interest in and to all Intellectual Property Rights developed by such Person in connection with such Person’s engagement with the Company or the Company Subsidiary, as applicable, (ii) with respect to employees, explicitly waives all rights to receive royalties or compensation in connection therewith (including, without limitation, under Section 134 of the Israeli Patent Law (5727-1967) (the “IPL”)), (iii) waives any applicable non-transferable rights, including moral rights, and (iv) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and the Company Subsidiaries, including all trade secrets, confidential.
(g)   Except as set forth on Part 2.9(g) of the Disclosure Schedule, there are no Contracts or arrangements under which any Governmental Body acquires rights with respect to any Company Owned IP, nor has any Governmental Body acquired any rights outside of any such Contracts or arrangements as the result of providing any funding relating to the development of any Company Owned IP, including any government rights and prerogatives as defined under the IPL, including rights under Section 55, Chapter 6 and Chapter 8 thereof. Except as set forth on Part 2.9(g) of the Disclosure Schedule, none of the Company Products use or incorporate any Intellectual Property Rights that were developed using funding provided by the IIA, nor does the IIA or any Governmental Body have any ownership interest in, Encumbrance or right to restrict the sale, licensing, distribution or transfer of the Company Products. The Company has made available to Parent correct copies of all letters of approval, certificates of completion, supplements or amendments thereto for IIA grants, granted to the Company and all Company Subsidiaries and all material correspondence related thereto. Part 2.9(g) of the Disclosure Schedule sets forth: (i) all material undertakings given in connection with the IIA grants;

(ii) the aggregate amount of each payment or transfer made on account of an IIA grant; (iii) the aggregate outstanding obligations of the Company under each IIA grant with respect to royalties or other payments; and (iv) the composition of such obligations or amounts by the patent or other Company Owned IP, Company Product or product family to which it relates. Except as set forth in Part 2.9(g) of the Disclosure Schedule, the Company and the Company Subsidiaries are in compliance with the terms and conditions of the IIA grants and have duly fulfilled all the undertakings relating thereto and no event has occurred or circumstances exist that would reasonably be expected to result in the revocation or modification of any IIA grants.
(h)   Except as set forth in Part 2.9(h) of the Disclosure Schedule, no university, military, educational institution, research center, Governmental Body, entity owned or controlled by any Governmental Body, hospital, medical center or other similar institution or organization (each, an “R&D Sponsor”) has sponsored or provided funding or other resources (including the use of facilities) to the Company or any Company Subsidiary for any research and development conducted in connection with the business of the Company and/or the Company Subsidiaries, or has any claim of right to, ownership of or other Encumbrance on any Company Owned IP. To the Company’s Knowledge, no employee, consultant or independent contractor of the Company or any of the Company Subsidiaries who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Owned IP was, during the time period in which such person was engaged by the Company or any of the Company Subsidiaries or during the period such person would be deemed under applicable Law to have contributed to the creation or development of Company Owned IP or Company Products, an employee of, or otherwise engaged (including as a graduate student) by, any R&D Sponsor or otherwise subject to regulations and/or guidelines of any R&D Sponsor regarding the ownership of Intellectual Property Rights.
(i)   Neither the Company nor any Company Subsidiary is or has been a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Owned IP or restrict the ability of the Company or any of the Company Subsidiaries to enforce, license or exclude others from using any Company Owned IP.
(j)   Part 2.9(j) of the Disclosure Schedule contains each Privacy Policy of the Company and the Company Subsidiaries in effect at any time (including such policies regarding the privacy of any service provider or any Person in connection with any Company and/or Company Subsidiary website, software, Company Product, or other processing of Personal Data) and identifies with respect to each Privacy Policy: (i) the period of time during which such Privacy Policy was or has been in effect; (ii) whether the terms of a later Privacy Policy apply to the data or information collected under such Privacy Policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Privacy Policy to data or information previously collected under such Privacy Policy. Each Privacy Policy: (A) if relating to any of the Company and/or the Company Subsidiary websites or Company Products, is displayed on or in connection with the applicable Company and/or Company Subsidiary website or Company Product, (B) states that the data subject to such policy, including Personal Data may be transferred in a merger, acquisition, reorganization, or sale of assets, (C) prominently states that the data subject to such policy, including Personal Data, may be transferred to the United States, the State of Israel and otherwise outside the country of collection, for processing, and (D) states that sensitive personal information is not collected automatically by any Company and/or Company Subsidiary website, Company Product or any software, though users may voluntarily provide such information. Each of the Company and the Company Subsidiaries requires, and has required, each service provider and all individuals whose Personal Data is used, processed, collected, stored or transferred in connection with any Company and/or Company Subsidiary website, Company Product, or software to agree and consent to the use, processing, collection, storage or transfer of Personal Data in accordance with the applicable Privacy Policy or materially equivalent protections. Each of the Company and the Company Subsidiaries and each third party acting on behalf of the Company or any Company Subsidiary, the Company and/or Company Subsidiary websites, Company Products and software has complied at all times with all of the Privacy Policies and with all applicable Law pertaining to privacy, Personal Data, cybersecurity, and data security requirements (including without limitation the Israeli Privacy Protection Law, 1981 and related regulations, directives and guidelines issued by the Privacy Protection Authority, formerly the Israeli Law, Information and

Technology Authority) and with all contractual obligations, fiduciary obligations, any public statements made by any of the Company and the Company Subsidiaries regarding their Privacy Policies or practices, third party privacy policies which any of the Company and the Company Subsidiaries has been contractually obligated to comply with, and any rules of applicable self-regulatory or other organizations in which the Company or any of the Company Subsidiaries is or has been a member and to which they are required to comply. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor the receipt, possession or use by Parent of the Personal Data of any service provider or the Company and the Company Subsidiaries data or any other data or information in the Company Databases as defined below (whether in or outside of Israel), will result in any violation of any Privacy Policy, any Company Contract or any Law pertaining to privacy, Personal Data, cybersecurity, or data security requirements.
(k)   Each of the Company and the Company Subsidiaries has complied in all material respects with all applicable Laws relating to the acquisition, use, collection, storage, processing, disclosure and transfer of any Personal Data or confidential customer data collected by it or on its behalf, including, without limitation, ensuring that third party providers enter into written privacy agreements containing the provisions required under Directive 2-2011, Use of Outsourcing for Personal Data Processing. Each of the Company and the Company Subsidiaries and each third party acting on behalf of each of the Company and Company Subsidiaries has acquired, used, collected, stored, processed, disclosed and transferred all Personal Data in accordance with the terms of valid and enforceable Contracts. Neither the Company nor any Company Subsidiary has acquired, used, collected, stored, processed, disclosed or transferred any Personal Data, or possessed any data that is not publicly available, in violation or breach of any Company Contract. Neither the Company nor any Company Subsidiary: (i) has received a written complaint alleging non-compliance with any of the foregoing; or (ii) to the Company’s Knowledge, has experienced a data breach involving a third party obtaining unauthorized access to any such personally identifiable information or confidential customer data from the systems of the Company or any Company Subsidiary. To the Company’s Knowledge there is no complaint to or any audit, Legal Proceeding, investigation or claim currently pending against any of the Company nor any Company Subsidiary by any private party or Governmental Body in respect of Personal Data. Part 2.9(k) of the Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company or any Company Subsidiary at any time (the “Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, the security and retention policies that have been adopted and maintained with respect to each such database, the geographical location(s) of each such database, and whether such database has been registered with any Governmental Body. Each Company Database that is required to be registered, including, without limitation, any employee database, under any applicable Law, including, without limitation, the Israeli Protection of Privacy Law, 1981, and related regulations and directives, has been duly registered and maintained.
(l)   The Company and the Company Subsidiaries have not used any software that is licensed under the terms of any “open source” license or similar agreement in a manner that would require the Company or the Company Subsidiaries to publicly disclose, deliver, license, or distribute the source code of any software included among the Company Owned IP.
(m)   The IT Systems owned by the Company and the Company Subsidiaries and, to the Company’s Knowledge, all other material IT Systems used by the Company and the Company Subsidiaries, are adequate in all material respects for the operation of the business of the Company and the Company Subsidiaries as currently conducted as of the Agreement Date. Since January 1, 2014, the Company and the Company Subsidiaries have remedied or replaced all material malfunctions to the IT Systems. The Company has taken commercially reasonable steps to provide for the back-up and recovery of material data and implemented commercially reasonable disaster recovery plans, procedures and facilities.

(n)   The Company and the Company Subsidiaries take commercially reasonable measures to protect the IT Systems against any unauthorized use, access, interruption, or modification. There have been no material security breaches or distributions, viruses, malware, or similar events suffered by the software or IT Systems.
(o)   Neither the Company nor any of the Company Subsidiaries has notified, or been required to notify, any Person or Governmental Body of any information security breach involving Personal Data. No source code included in any of the Company Owned IP has been licensed or otherwise made available to any third party (including in the context of an escrow arrangement). The Company and the Company Subsidiaries have treated such source code, and the data associated therewith, as confidential and proprietary business information, and have taken all reasonable steps to protect the same as trade secrets of the Company and the Company Subsidiaries. Neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any such source code.
2.10   Contracts.
(a)   Part 2.10(a) of the Disclosure Schedule sets forth a true and complete list, as of the Agreement Date, of all Material Contracts. For purposes of this Agreement, “Material Contract” shall mean any Company Contract (but excluding any Company Employee Plan), to which the Company or any Company Subsidiary is a party or by which any of them or their respective properties or assets is bound that:
(i)   is or would be required by the rules and regulations of the SEC to be filed as an exhibit to any of the Company SEC Documents;
(ii)   is a Company Contract in connection with which or pursuant to which the Company or any Company Subsidiary is committed to spend, in the aggregate, more than $250,000 during any twelve-month period;
(iii)   is a Company Contract that generated more than $50,000 in revenues for the Company or any Company Subsidiary in the fiscal year ended December 31, 2016;
(iv)   is a Company Contract concerning the license, covenant not to sue, or other waiver or grant of rights in Intellectual Property Rights (whether the Company or any of the Company Subsidiaries is the grantor or grantee of such rights), or the development or modification of any Intellectual Property Rights, other than (A) non-exclusive licenses to COTS or to customers in the ordinary course of business, and (B) non-disclosure and confidentiality agreements;
(v)   is a Company Contract evidencing Indebtedness;
(vi)   is a Company Contract evidencing any obligations of the Company or any Company Subsidiary with respect to the issuance, sale, repurchase or redemption of any equity securities of the Company or any Company Subsidiary;
(vii)   is a Real Property Lease;
(viii)   is a Company Employee Agreement;
(ix)   is a lease of personal property under which the Company or any Company Subsidiary is the lessee and is obligated to make payments of  $50,000 or more per annum;
(x)   is a Company Contract relating to any resolution or settlement of any actual or threatened Legal Proceeding involving the Company or any Company Subsidiary that imposes material continuing obligations upon the Company or any Company Subsidiary;
(xi)   is a Company Contract relating to the acquisition or disposition of any business, properties or assets, for consideration in excess of  $250,000 by the Company or any Company Subsidiary or, to the extent still in force, with respect to which the Company or any Company Subsidiary has material continuing obligations;

(xii)   is a Company Contract creating or relating to any material partnership, joint venture, or joint development agreement involving material continuing obligations;
(xiii)   is a Company Contract that constitutes an Affiliate Transaction;
(xiv)   is a Company Contract with a Governmental Body, university, educational institution, research center or similar institution or organization that relates to the sponsorship, funding or development of any Intellectual Property Rights;
(xv)   is a Company Contract with, concerning or related to Government Grants from the IIA or any other Governmental Body; and
(xvi)   is a Company Contract that: (A) limits the freedom of the Company or any Company Subsidiary to engage in any line of business, acquire any entity or compete with any Person or in any market or geographical area; or (B) contains a grant of exclusivity or “most favored nation” terms by the Company or any Company Subsidiaries to any other Person.
(b)   As of the Agreement Date, (i) each Material Contract is valid and binding on the Company and/or any Company Subsidiary to the extent such Person is a party thereto, as applicable, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect and is enforceable in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies; (ii) the Company and each Company Subsidiary, and, to the Company’s Knowledge, any other party thereto, has performed all obligations required to be performed by it under each Material Contract; (iii) neither the Company nor any Company Subsidiary has received written notice of the existence of any breach or default on the part of the Company or any Company Subsidiary under any Material Contract; (iv) except as set forth in Part 2.10(b)(iv) of the Disclosure Schedule, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of the Company or any Company Subsidiary or, to the Company’s Knowledge, any counterparty under such Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (v) the Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.
(c)   A true and complete copy of each Material Contract as of the Agreement Date has been made available to Parent prior to the execution and delivery of this Agreement.
2.11   No Undisclosed Liabilities.   The Company has no accrued, contingent or other liabilities of any nature, either matured or unmatured, in each case whether or not required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities accrued or reserved against on the Company Balance Sheet or disclosed in the notes thereto; (b)(i) normal and recurring liabilities that have been incurred by the Company since the Company Balance Sheet Date in the ordinary course of business and consistent with past practices; or (ii) liabilities for performance of obligations under executory Company Contracts that have not resulted from any breach of Contract, breach of warranty, tort, infringement claim or violation of Law; (c) liabilities and obligations under this Agreement; and (d) liabilities and obligations that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.
2.12   Compliance with Law.
(a)   Except as set forth in Part 2.12(a) of the Disclosure Schedule: (i) the Company and Rosetta Genomics, Inc. are, and at all times since December 31, 2012 have been, in compliance with all applicable Laws; (ii) Minuet Diagnostics, Inc. and CynoGen, Inc. are, and at all times since December 31, 2014, have been in compliance with all applicable Laws; and (iii) neither the Company nor any Company Subsidiary has received any written notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Law, in each case, except for violations or failures to comply which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)   Except as set forth in Part 2.12(b) of the Disclosure Schedule, the Company and the Company Subsidiaries: (i) hold, and have at all times since December 31, 2014 held, and are currently in material compliance with, all material Governmental Authorizations which are required for the conduct of their respective businesses and ownership of their respective properties, rights and assets; and (ii) since December 31, 2014, have made all material filings with, and given all material notifications to, all Governmental Bodies as required by all applicable Health Care Laws in order to conduct the business in the manner currently conducted. All such material Governmental Authorizations are valid and in full force and effect, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice from any Governmental Body regarding (and to the Company’s Knowledge there is not): (A) any actual or possible material violation of or failure to comply with any term or requirement of any material Governmental Authorization; (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization; or (C) any denial of, or failure to obtain or receive, any material Governmental Authorization, in each case related to the Company or any Company Subsidiary.
(c) Except as set forth in Part 2.12(c) of the Disclosure Schedule, the business of the Company and each Company Subsidiary, in each case as now conducted, does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any Company Subsidiary to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means) (5734-1974) or other applicable legislation regulating the development, commercialization or export of technology. Neither the Company nor any of the Company Subsidiaries has violated any applicable export control Law, whether such Law relates to encryption items or otherwise (including, without limitation, the Israeli Defense Export Control Law, 2007, the Israeli Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974, the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006, or the Israeli Trading with the Enemy Ordinance, 1939, or any regulations promulgated under any of the foregoing). The Company has made available to Parent all correspondence with any Governmental Body relating to the export control classification of any Company Product, enforcement matters, or any other inquiries, requests or communications. There are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Company Subsidiary with respect to any marketing, import or export permits, and there are no actions, conditions or circumstances pertaining to marketing, import or export transactions under any of the agreements to which the Company or any Company Subsidiary is a party that would reasonably be expected to give rise to any future claims.
(d) Neither the Company nor any Company Subsidiary (i) is a Person, or is located in a country or territory (except in connection with business operations authorized by the regulations administered by OFAC), that is subject to any applicable economic sanctions, including, but not limited to, those administered by OFAC (collectively, “Sanctions”), (ii) directly, or, to the Company’s Knowledge, indirectly conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person who is subject or target of Sanctions, including, but not limited to, those Persons and entities listed in OFAC’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List (except pursuant to and as authorized by advisory opinions of, or licenses granted by, the regulations administered by OFAC), (iii) directly, or, to the Company’s Knowledge, indirectly deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any Sanctions (except pursuant to and as authorized by advisory opinions of, or licenses granted by, the regulations administered by OFAC) or (iv) directly, or, to the Company’s Knowledge, indirectly engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the applicable prohibitions set forth in any of the foregoing clauses of this Section 2.12(d). To the Company’s Knowledge, the Company, the Company Subsidiaries, and their respective Affiliates have at all times since December 31, 2012 been in compliance with all Sanctions.

(e) Neither the Company nor any Company Subsidiary, or, to the Company’s Knowledge, any of their respective officers, directors, employees or agents acting on their behalf has directly or indirectly (i) made, offered, solicited or received any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) taken any action that caused the Company or any Company Subsidiary to violate the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, Title 5 of the Israeli Penalty Law (Bribery Transactions), the Israeli Prohibition on Money Laundering Law, 2000, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business, or any other applicable international conventions or applicable antibribery or anti-corruption law or regulation (collectively, the “Bribery Legislation”); or (iii) paid, offered, promised to pay, or authorized the payment of money or any other thing of value to any Government Official or to any Person under circumstances where the Company, any Company Subsidiary, or any of their respective officers, directors, employees or agents acting on their behalf knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case for the purpose of  (A) influencing any act, omission or decision of such Government Official in an official capacity; (B) inducing such Government Official to influence or affect any decision of any Governmental Body or any government-owned or government-controlled enterprise; (C) inducing such Government Official to do or omit to do any act in relation to his or her lawful duty; (D) securing any improper advantage; or (E) expediting or securing the performance of official acts of a routine nature, in each case in order to assist the Company or any of the Company Subsidiaries in obtaining or retaining business or directing business to any Person. Neither the Company nor any Company Subsidiary is, or, to the Company’s Knowledge, has at any time been, subject to any Legal Proceeding, or made any voluntary disclosures to any Governmental Body, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation. The Company and the Company Subsidiaries have in place adequate procedures designed to prevent their directors, officers, employees, agents, representatives and Affiliates from unlawfully offering, promising or giving anything of value to another Person to obtain or retain business or an advantage in the conduct of their business.
2.13   Healthcare Regulatory Compliance.
(a)   Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, the Company Subsidiaries, and to the Company’s Knowledge, its Third-Party Manufacturers are, and have been since December 31, 2014, in compliance with all Health Care Laws applicable to the Company, the Company Subsidiaries or their respective businesses as then or now conducted. Neither the Company nor any Company Subsidiary, or to the Company’s Knowledge, its Third-Party Manufacturers, have received any written notice from any person since December 31, 2014, alleging that the businesses of the Company, any of the Company Subsidiaries or its Third-Party Manufacturers have been conducted in default or violation of any applicable Health Care Law. There is no Order of any Governmental Body outstanding against the Company, the Company Subsidiaries or any of their assets that is or would reasonably be expected to be, individually or in the aggregate, material to the Company or the Company Subsidiaries, or that in any manner challenges or seeks to prevent, enjoin, alter or materially impair or delay the Company’s ability to consummate the transactions contemplated hereby or otherwise perform any of its obligations hereunder.
(b)   The Company, the Company Subsidiaries and, to the Company’s Knowledge, its Third-Party Manufacturers, possess all Governmental Authorizations, including those related to both establishments and the products researched, manufactured, distributed, and sold by the Company or the Company Subsidiaries (collectively, “Permits”) necessary for their business and operations as currently conducted except for such Permits the absence of which, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, the Company Subsidiaries and, to the Company’s Knowledge, its Third-Party Manufacturers, are and have been since December 31, 2014, in compliance with the Permits and no condition exists that with notice or lapse of time or both would constitute a material default under, the Permits. To the

Company’s Knowledge, none of the Permits will be terminated or impaired or become terminable or subject to consent, approval or reissuance by the applicable Governmental Body, in whole or in part, as a result of the transactions contemplated hereby.
(c)   Without limiting the generality of the foregoing,
(i)   Neither the Company nor any Company Subsidiary has received any written notice, subpoena, complaint or other non-ordinary course communication from any Governmental Body regarding any actual, alleged or potential violation of  (or investigation with respect thereto) any Health Care Law or failure to comply with the terms or requirements of any Permit, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(ii)   Except as set forth in Part 2.13(c)(ii) of the Disclosure Schedule, the Company, the Company Subsidiaries and/or any products manufactured by or for the Company or any of the Company Subsidiaries are not now subject (and have not been subject during the previous three (3) years) to any adverse inspection finding, investigation, penalty assessment, audit or other compliance or enforcement action, including but not limited to an untitled or warning letter, Form 483, adverse audit findings or similar communication, by the U.S. Food & Drug Administration (the “FDA”), or any other Governmental Body having responsibility for the regulation of the current and past business activities of the Company and the Company Subsidiaries, nor has the Company or any of the Company Subsidiaries received during the past three (3) years any written notice from any Governmental Body that it has commenced, or threatened to initiate an action to withdraw a product Permit or enjoin the sale of a product manufactured by the Company or any of the Company Subsidiaries and there are no field actions or recalls currently open or currently anticipated by the Company or the Company Subsidiaries for product Permits which it holds. The Company and the Company Subsidiaries have obtained all product Permits from the FDA and other Governmental Bodies for their respective businesses as now conducted. To the Company’s Knowledge, the Company and the Company Subsidiaries have not made any false statements or false omissions in any applications or other submissions to the FDA or other authorities, and the Company and the Company Subsidiaries have not made or offered any payments, gratuities or other things of value that are prohibited by any law or regulation to personnel of the FDA or other Government Officials.
(iii)   No officer or employee of the Company or any of the Company Subsidiaries: (A) has been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a; (B) has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar law; (C) has been convicted of or charged with any violation of any law related to any “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f); (D) is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any federal health care program or has committed any violation of law that is reasonably expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility; or (E) is or has been a party to a corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with any Governmental Body related to any allegation that an operation or activity of the Company or any of the Company Subsidiaries is in violation of any applicable Health Care Law.
(iv)   All studies, tests and preclinical and clinical trials conducted by the Company or the Company Subsidiaries since December 31, 2014 have been and are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable Health Care Laws and other applicable laws, rules, regulations and guidance, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable. The Company and the Company Subsidiaries have not received any written notices, correspondence or other communications from the FDA or any other Governmental Body (including but not limited to any foreign or local authority, institutional review board, or ethics committee) requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or the Company Subsidiaries, and, to the Company’s Knowledge, neither the FDA nor an analogous Governmental Body is considering such action. For the purposes of this Agreement, (A) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in 21 C.F.R. Part 50, 54, 56, 312, 314, 320, 812, and 814 and foreign equivalents and (B) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58 and applicable foreign equivalents.
2.14   Products.
(a)   Since December 31, 2014, and except as set forth in Part 2.14(a) of the Disclosure Schedule, (i) there have been no Recalls of any Company Products (and to the Company’s Knowledge, none are threatened in writing or pending) and (ii) no report of any problems or defects involving any Company Products has been filed or is required to have been filed with any Governmental Body under any applicable Law, and (iii) there are no facts which are reasonably likely to necessitate a Recall. Except as set forth in Part 2.14(a) of the Disclosure Schedule, there are no pending, and within the last twelve (12) months prior to the Agreement Date, there have not been any, actions, claims or, to the Company’s Knowledge, written threats, thereof related to product liability involving any Company Products, and no such actions, claims or threats have been settled, adjudicated or otherwise disposed of within the twelve (12) months prior to the Agreement Date.
(b)   Except as set forth in Part 2.14(b) of the Disclosure Schedule, each of the Company Products designed, manufactured, constructed, assembled, fabricated, sold, leased, produced, installed, delivered or otherwise placed into the stream of commerce by or on behalf of the Company or any Company Subsidiary is, and at all times up to and including the sale thereof has been, (i) manufactured in material conformity with all specifications applicable or related to such product and (ii) manufactured in material compliance with all applicable Health Care Laws, Performance Standards, and all express and implied contractual commitments and warranties applicable or related to such product. Except as set forth in Part 2.14(b) of the Disclosure Schedule, within the past two (2) years, neither the Company nor any Company Subsidiary has received any written (or, to the Company’s Knowledge, oral) notice that any Legal Proceeding has been commenced or will be commenced against the Company or any Company Subsidiary by or before any Governmental Body alleging any of the Company Products do not comply in all material respects with applicable Performance Standards (including any with respect to which the Company or any Company Subsidiary voluntarily complies).
2.15   Tax Matters.
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)   Each of the Tax Returns required to be filed by or on behalf of the Company, any Company Subsidiary or any affiliated group (within the meaning of Section 1504 of the Code) or any analogous combined, consolidated, unitary or similar group defined under state, local or non-U.S. income Tax Law of which the Company or any Company Subsidiary is a member (each, an “Affiliated Group”) on or before the Closing Date (the “Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date); (ii) has been, or will be when filed, prepared in compliance with all applicable Laws; and (iii) has been and continues, or will be when filed and continue, to be true, correct and complete in all material respects and such Tax Returns have correctly reflected in all material respects the facts regarding the income, profits, gain, credits, net operating losses, carrybacks and carryforwards (and any limitations thereupon), business, assets, operations, activities, status and other matters and any other information required to be shown thereon. All Taxes required to be paid by the Company, any Company Subsidiary or any Affiliated Group on or before the Closing Date have been or will be paid on or before the Closing Date.
(b)   The Company Balance Sheet accrues all liabilities for Taxes with respect to all periods through the Agreement Date in accordance with GAAP, except for liabilities for Taxes incurred since the Company Balance Sheet Date in the ordinary course of the operation of the business of the Company and the Company Subsidiaries.

(c)   The Company and the Company Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid.
(d)   No claim, audit, investigation or Legal Proceeding is pending or, to the Company’s Knowledge, has been threatened against or with respect to the Company, any Company Subsidiary or any Affiliated Group in respect of any material Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Company, any Company Subsidiary or any Affiliated Group with respect to any material Tax. No extension or waiver of the limitation period applicable to any of the Company Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested by the Company. To the Company’s Knowledge, there are no Encumbrances for Taxes upon any of the assets of the Company or any Company Subsidiary except Permitted Encumbrances. Neither the Company nor any Company Subsidiary has been, and the Company and the Company Subsidiaries will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481, 108(i), 7121 or 263A of the Code, or under the installment method, or in each case under any comparable provision under state or foreign tax Laws as a result of transactions or events occurring, or accounting methods (including improper accounting methods) employed, prior to the Closing. Neither the Company nor any Company Subsidiary has granted any power of attorney in respect of any Tax matter that will remain in effect after the Closing Date. The Company has provided to Parent all written correspondence with Governmental Bodies in connection with any prior examination of the Company or any Company Subsidiary.
(e)   Except as set forth in Part 2.15(e) of the Disclosure Schedule, no written claim has been made by any Governmental Body in a jurisdiction where neither the Company nor any Company Subsidiary files a Tax Return that the Company or any Company Subsidiary is or may be subject to Tax by that jurisdiction and, to the Company’s Knowledge, there is no reasonable basis for any such Governmental Body to assert such a claim against the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has, or has ever had, a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign Law and any applicable Tax treaty. Neither the Company nor any Company Subsidiary is or has ever been subject to Tax in any country other than their country of incorporation by virtue of being treated as a resident of that country.
(f)   Neither the Company nor any Company Subsidiary is a party to, bound by, or has any contractual obligation under any Tax allocation or sharing agreement (except for customary agreements to indemnify lenders or security holders in respect of Taxes or other agreements entered into in the ordinary course of business the primary subject matter of which is not Taxes). Neither the Company nor any Company Subsidiary has any liability for any Tax of another Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (except commercial agreements not primarily relating to Taxes entered into in the ordinary course of business), operation of Law or otherwise.
(g)   The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code at any time since December 31, 2014. The Company is not, nor has it been, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, and neither Parent nor Merger Sub will be required to withhold any Tax on the purchase of the Company by reason of Section 1445 of the Code nor a real estate company (Igud Mekarkein) for Israeli Tax purposes.
(h)   To the Knowledge of the Company, except as set forth in Part 2.15(h) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has been a member of an Affiliated Group, other than the Affiliated Group of which the Company is the common parent.
(i)   The Company has disclosed on its federal income Tax Returns all positions that could reasonably give rise to an understatement penalty within the meaning of Section 6662 of the Code or any similar Law.

(j)   The Company has not participated, nor is it currently participating, in a “Listed Transaction” or a “Reportable Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or in a similar transaction under any corresponding or similar Law.
(k)   The Company and each Company Subsidiary have complied in all respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely collected, withheld (from, inter alia, wages, salaries or any other payments (in cash or in kind) to employees, consultants, contractors, and lenders) and timely paid over to the appropriate Governmental Body all amounts required to be withheld from any payments made or deemed made. The Company and each Company Subsidiary is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Tax Laws and legal requirements.
(l)   Part 2.15(l) of the Disclosure Schedule, lists all Government Grants, including but not limited to “Approved Enterprise”, “Benefited Enterprise” or “Preferred Enterprise,” as each such term is defined in the Israeli Law for Encouragement of Capital Investments (5719-1959). The Company has provided to Parent true and correct copies of all applications for Government Grants and of all letters of approval and rulings issued as well as supplements thereto related to the Government Grants and such applications and other documents. Part 2.15(l) of the Disclosure Schedule details all currently outstanding financial liabilities of the Company and the Company Subsidiaries under each of the Government Grants. The Company and the Company Subsidiaries are in compliance with all of the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. If applicable, the Company has not modified the treatment of any Government Grants, revoked any election relating thereto, or undertaken any action disqualifying the Company or any of the Company Subsidiaries from treating such investments as Approved Enterprise or Preferred Enterprise. To the Company’s Knowledge, the Company and each Company Subsidiary is in compliance in all material respects with the terms of each Government Grant. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated hereby, does, will or would reasonably be expected to (with or without notice or lapse of time or both) give rise to any right to revoke, withdraw, suspend, cancel, terminate or modify any Government Grant identified or required to be identified in Part 2.15(l) of the Disclosure Schedule and the consummation of the Merger will not adversely affect the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed Israeli Tax incentive, and except for the letter from the IIA accepting the IIA Share Transfer Notice, no consent or approval of any Governmental Body is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Company or its Subsidiaries to any such Israeli Tax incentive. The Company is not aware of any event or other set of circumstances which is reasonably expected to lead to or be the basis for (i) the revocation, annulment, withdrawal, suspension, cancellation, recapture or material modification of any of the Government Grants, (ii) the imposition of any material limitation on any Government Grant or any benefit available in connection with any Government Grant or (iii) a requirement that the Company or any of the Company Subsidiaries return or refund any benefits provided under any Government Grant.
(m)   Any related-party transaction and related-party balances, including transactions that are subject to Section 85A of the Ordinance or Section 482 of the Code (or any similar provision of Law relating to Taxes) conducted by the Company or any of the Company Subsidiaries has been on an arm’s-length basis in accordance with applicable Law.
(n)   None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.
(o)   The Company is duly registered for the purposes of Israeli value added tax and has complied in all respects with all requirements concerning value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law, 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it; (ii) has collected and timely remitted to the relevant Governmental Body all output VAT which it is required to collect and remit under any applicable Law; and (iii) has not received a refund or credit for input VAT for which it is not entitled under any applicable Law. No Company Subsidiary has ever been, or currently is, required to effect Israeli VAT registration.
(p)   Except as set forth in Part 2.15(p) of the Disclosure Schedule, there are no material limitations on the utilization, as provided under any applicable Law, of the net operating losses, built-in-losses, capital losses, Tax credits, or other similar items of the Company or any Company Subsidiary under any applicable Tax Law.
(q)   Parent has received correct and complete copies of  (i) all Tax Returns (including amended Tax Returns) of the Company and each Company Subsidiary relating to the taxable periods for which the statute of limitations has not expired, (ii) any audit report, examination reports, and any statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary, (iii) any closing or settlement agreements entered into by or with respect to the Company or any Company Subsidiary with any relevant Governmental Body, (iv) all material written communications to, or received by the Company or any Company Subsidiary from, any Governmental Body including Tax rulings and Tax decisions and (v) all Tax opinions and legal memoranda and similar documents for the Company or any Company Subsidiary, in each case under (ii) and (v), for all taxable periods since inception.
(r)   All books and records which the Company or any Company Subsidiary is required under any Law to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Governmental Body) have been duly kept in accordance in all material respects with all applicable requirements of Law and are available for inspection at the premises of the Company or such Company Subsidiary.
(s)   Each Incentive Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by, or deemed approved by passage of time without objection, by the ITA. All Company Options granted and Company 102 Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-section of Section 102 of the Ordinance) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the full and timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold the Company Options, and, if applicable, Company Shares issued upon exercise of Company Options, the execution by each holder of Company 102 Options and Company 102 Shares of an undertaking to comply with the provisions of Section 102 of the Ordinance, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 of the Ordinance and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012. The Company has complied with the requirements of Section 3(i) of the Ordinance with respect to grants to independent contractors or “Controlling Shareholders” (as defined in the Ordinance).
(t)   Neither the Company nor any of the Company’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.
(u)   The Company is not, and has not participated or engaged in, any transaction that would require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, regarding aggressive tax planning, or any equivalent transaction that should be reported to any other Governmental Body regarding aggressive tax planning.
(v)   Except as set forth in Part 2.15(v) of the Disclosure Schedule, the Company has not made any application for or received, on its behalf or on behalf on any of its shareholders or employees, and is not otherwise subject to, any “taxation decision” (hachlatat misui) from the ITA, other than in connection with the transactions contemplated and as specifically specified in this Agreement.

2.16   Employee and Labor Matters; Benefit Plans.
(a)   Part 2.16(a) of the Disclosure Schedule sets forth a true, correct and complete list of all Company Employees and includes each such employee’s name and title, work location, date of hire or engagement, scope of employment (e.g., full or part-time or temporary), overtime classification (e.g., exempt or non-exempt), prior notice entitlement, salary and any other compensation and benefits, payable, maintained or contributed to or with respect to which any potential liability is borne by the Company or the Company Subsidiaries (whether now or in the future) to each of the listed employees, including whether such employee is subject to any Section 14 Arrangement (and, to the extent such employee is subject to a Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his employment and on the basis of his entire salary), and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work). Except as set forth in Part 2.16(a) of the Disclosure Schedule, the employment of each of the Company Employees is terminable by the Company (or by the relevant Subsidiary) with no more than one month prior notice. No Company Employee is entitled (whether by virtue of any Law, Contract or otherwise) to any benefits, entitlement or compensation from the Company that is not listed in Part 2.16(a) of the Disclosure Schedule. Neither the Company nor any Company Subsidiary has made any promises or commitments to any of their employees or former employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits, as listed in Part 2.16(a) of the Disclosure Schedule. Other than as listed in Part 2.16(a) of the Disclosure Schedule, there are no other employees employed by the Company or the Company Subsidiaries. Details with respect to any person who has accepted an offer of employment made by the Company or the Company Subsidiaries but whose employment has not yet started and any employee who was provided with or who received a notice of termination of his or her employment in the last twelve (12) months prior to the signing date of this Agreement are contained in Part 2.16(a) of the Disclosure Schedule.
(b)   To the Company’s Knowledge, no Company Employee is in violation of, or is a party to or bound by any nondisclosure, noncompetition or other restrictive covenant agreement that may have a material adverse effect on the business or operations of, or has resulted or could result in a material liability to, the Company or any Company Subsidiary.
(c)   As of the Agreement Date, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other Contract with a labor organization representing any Company Employee, and there are no labor organizations representing, and, to the Company’s Knowledge, there is no pending written demand for recognition from any collective bargaining representative with respect to, any Company Employee. As of the Agreement Date, there is not, nor is there pending, and, to the Company’s Knowledge, there is no threatened strike, slowdown, work stoppage, lockout, job action or picketing against the Company or any Company Subsidiary.
(d)   Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of the Company or any Company Subsidiary: (i) there are no material labor disputes currently subject to any grievance procedure, arbitration or litigation, and there is no representation petition pending or, to the Company’s Knowledge, threatened with respect to any Company Employee; (ii) the Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health and immigration (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder); and (iii) each individual who renders services to the Company or any Company Subsidiary who is classified by the Company or a Company Subsidiary as having the status of an independent contractor or other non-employee status for any purpose (including for Tax and Tax reporting purposes and under Company Employee Plans) is properly so characterized, and neither the Company nor any Company Subsidiary is under investigation or audit with respect to its treatment of service-providers as non-employees.
(e)   Part 2.16(e) of the Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan and Company Employee Agreement as of the Agreement Date.

(f)   The Company has made available to Parent accurate and complete copies, as of the Agreement Date, of each Company Employee Agreement and each material Company Employee Plan, including all amendments thereto and all related trust documents, and with respect to each Company Employee Plan: (i) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (ii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iii) the most recent annual financial report, if any; (iv) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan (including any International Employee Plan); and (v) the most recent determination letter from the IRS, if any.
(g)   Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any Company Subsidiary: (i) each Company Employee Plan has been established and maintained in all material respects in accordance with its terms; and (ii) with respect to each Company Employee Plan, the Company and the Company Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all Laws applicable to such Company Employee Plan. Each Company Employee Plan intended to qualify under Section 401(a) of the Code has received a determination letter or is subject to an opinion letter from the IRS upon which it may rely regarding its qualified status, and to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that caused or is reasonably expected to cause the loss of such qualification or the imposition of any material penalty or Tax liability.
(h)   Except as set forth in Part 2.16(h) of the Disclosure Schedule, none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has: (i) in the past six (6) years maintained a Company Employee Plan that was ever subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (ii) in the past six (6) years been obligated to contribute to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of which are not under common control, within the meaning of Section 4063 of ERISA; (iii) incurred any Withdrawal Liability that has not been satisfied in full; or (iv) sponsors, maintains or contributes to, or has any obligation to sponsor, maintain or contribute to, any Company Employee Plan that is not an International Employee Plan that is subject to the Laws of any jurisdiction outside of the United States.
(i)   Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any Company Subsidiary, with respect to each Company Employee Plan that is subject to Title IV or Section 302 or 303 of ERISA or Section 412, 430 or 4971 of the Code: (i) the applicable minimum funding standards of Sections 412 and 430 of the Code and Sections 302 and 303 of ERISA, whether or not waived, are satisfied and the Company Employee Plan is not currently, and is not reasonably expected to be, in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (ii) an election for funding relief has not been made under Section 430(c)(2)(D) of the Code or Section 303(c)(2)(D) of ERISA; (iii) there are no facts or circumstances, and no event has occurred, that would result or could result in an “installment acceleration amount” within the meaning of Section 430(c)(7)(C) of the Code or Section 303(c)(7)(C) of ERISA with respect to such Company Employee Plan; (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (v) neither the Company nor any of Company Subsidiary has engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA during the past six (6) years, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event; (vi) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (vii) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary; and (viii) the PBGC has not instituted proceedings to terminate any such Company Employee Plan and, to the Company’s Knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Employee Plan.

(j)   Except as would not reasonably be expected to result in a material liability to the Company or any Company Subsidiary, with respect to each Multiemployer Plan that the Company, any Company Subsidiary or any of their respective ERISA Affiliates has been obligated during the past six (6) years to contribute to: (i) there is not a failure to make any required contribution to a Multiemployer Plan by the Company, any Company Subsidiary or any of their respective ERISA Affiliates that has not been corrected; (ii) to the Company’s Knowledge, there has been no determination that the Multiemployer Plan is, or is expected to be, in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA; (iii) if the Company, any Company Subsidiary or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, no Withdrawal Liability would be incurred; and (iv) none of the Company, any Company Subsidiary, or any of their respective ERISA Affiliates has received any notification, or has any reason to believe, that any such Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.
(k)   All material contributions required to be made to any Company Employee Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Employee Plan, for any period through the Agreement Date have been timely made or paid in full or, to the extent not required to be made or paid on or before the Agreement Date, have been fully reflected in the Company’s financial statements.
(l)   There are no pending or, to the Company’s Knowledge, threatened Legal Proceedings (other than claims for benefits in the ordinary course) that have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists that may reasonably give rise to a Legal Proceeding, against the Company Employee Plans, any fiduciaries thereof with respect to their duties to the Company Employee Plans or the assets of any of the trusts under any of the Company Employee Plans that could reasonably be expected to result in any material liability of the Company or any Company Subsidiaries to the PBGC, the U.S. Department of Treasury, the U.S. Department of Labor, any Multiemployer Plan, any Company Employee Plan, any participant in a Company Employee Plan, or any other party.
(m)   Except as set forth in Part 2.16(m) of the Disclosure Schedule or as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Merger will or would reasonably be expected to constitute an event under any Company Employee Plan or Company Employee Agreement that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee, except as may be required by applicable Law. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any Company Subsidiary in connection with the execution of this Agreement or in connection with the consummation of the Merger (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(n)   With respect to any International Employee Plans, (i) each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all applicable Laws, (ii) all International Employee Plans that are required to be funded are fully funded, and with respect to all other International Employee Plans, adequate reserves therefor have been established on the financial statements included in the Company SEC Documents, and (iii) no material liability or obligation of the Company or any Company Subsidiary exists with respect to such International Employee Plans, except for unfunded liabilities that as of the Effective Time will be offset by insurance or fully reserved in accordance with GAAP. Except as required by applicable Laws, no condition exists that would prevent the Surviving Company, the Company Subsidiaries or the Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Surviving Company(other than ordinary administration expenses or routine claims for benefits).
(o)   Without limiting the generality of any other representation or warranty contained in this Section 2.16, solely with respect to Company Employees who reside or work in Israel (“Israeli

Employees”) and except as set forth in Part 2.16(o) of the Disclosure Schedule: (i) neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order or any collective agreement (other than extension orders applicable to all Company Employees in Israel); (ii) other than Israeli Employees who are subject to specific rules (such as rules for pregnant employees), the employment of each Israeli Employee is terminable by the Company upon no more than 30 days prior written notice under the termination notice provisions included in the applicable employment Contract with such Israeli Employee or applicable Law; (iii) the Company’s or the applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law (5723-1963) (the “Severance Pay Law”) and vacation pursuant to the Israeli Annual Leave Law (5711-1951) and any Company Employee Agreement have been, in all material respects, satisfied or have been fully funded by contributions to appropriate insurance funds or materially accrued on the Company’s financial statements and the Company and the Company Subsidiaries apply the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay (the “Section 14 Arrangement”); (iv) the Company and the Company Subsidiaries are, and at all times have been, in compliance in all material respects with all applicable Laws, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law (5711-1951), the Annual Leave Law (5711-1951), the Salary Protection Law (5718-1958), Law for Increased Enforcement of Labor Laws (5772- 2011) and The Employment of Employee by Manpower Contractors Law (5756-1996); and (v) neither the Company nor any Company Subsidiary has received written notice of complaints, charges or claims against the Company or any Company Subsidiary and, to the Company’s Knowledge, no such complaints, charges or claims are threatened in writing, by or before any Governmental Body or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any Company Subsidiary, of any Person. The Company and the Company Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Body and, except as set forth in Part 2.16(o) of the Disclosure Schedule, there are no unwritten Company policies or customs that entitle Israeli Employees to benefits in addition to what they are entitled by Law. All amounts that the Company and the Company Subsidiaries are legally or contractually required either (A) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (B) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Body as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice). The Company and the Company Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). The Company and the Company Subsidiaries do not have any unsatisfied obligations of any nature to any of their former employees or Contractors, and the termination of such employees and Contractors was in compliance with all material applicable Laws and Company Contracts. Neither the Company nor any of the Company Subsidiaries has engaged any consultants, sub-contractors, sales agents or freelancers who, according to Laws issued, promulgated or entered into by or with any Governmental Body in Israel, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company Subsidiaries, including rights to severance pay, vacation, recuperation pay and other employee-related statutory benefits.
(p)   The Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all former and current employees of the Company or the Company Subsidiaries employed in Israel on full salary, as defined in the Severance Pay Law, for the entire term of employment from the commencement date of their employment until termination or through the date hereof, as applicable.

(q)   Part 2.16(q)(i) of the Disclosure Schedule sets forth a true and complete list of all present independent contractors and consultants (“Contractors”) to the Company or to any Company Subsidiary, and includes each such Contractor’s name, date of commencement, and rate of all regular compensation and benefits, bonus or any other compensation payable. Except as set forth in Part 2.16(q)(ii) of the Disclosure Schedule, all Contractors can be terminated on notice of thirty (30) days or less to the Contractor. Except as set forth in Part 2.16(q)(iii) of the Disclosure Schedule, all Contractors are and all former Contractors were rightly classified as independent contractors. All current and former Contractors have received all the rights to which they are and were entitled according to any applicable Law or Contract with the Company or the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is engaged with any personnel through manpower agencies.
2.17   Real Property; Leaseholds; Personal Property.
(a)   Except as set forth in Part 2.17(a) of the Disclosure Schedule, neither the Company nor any Company Subsidiary own any real property or interests in real property or any options to acquire such real property or interests therein. The Company or a Company Subsidiary, as applicable, holds a valid and existing fee ownership interest in and to all Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. No Person (other than the Company or the Company Subsidiary, as applicable) has any right to use or occupy all or any portion of any Owned Real Property. The Company has made available to Parent true, complete, and correct copies of the deeds and copies of all title insurance policies, opinions, abstracts, and surveys relating to the Owned Real Property.
(b)   Part 2.17(b) of the Disclosure Schedule sets forth a correct and complete list, as of the Agreement Date, of all real property leased, subleased, licensed or otherwise occupied by the Company and/or any Company Subsidiary (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”). The Company or a Company Subsidiary, as applicable, holds a valid and existing leasehold interest in and to all Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. The Company has made available to Parent true and complete copies of all agreements of lease, sublease, license and other occupancy agreements, together with all amendments, supplements and modifications thereto, with respect to the Leased Real Property (each, a “Real Property Lease”). Except as set forth in Part 2.17(a) of the Disclosure Schedule, no Person (other than the Company or the Company Subsidiary that is a party to the applicable Real Property Lease) has any right to use or occupy all or any portion of any Leased Real Property. Neither the Company nor any Company Subsidiary has received any written notice from the counterparty to any Real Property Lease of an early termination or proposed termination thereof. With respect to each Real Property Lease, there does not exist thereunder any breach or default on the part of the Company or the Company Subsidiary party thereto or, to the Company’s Knowledge, any other party to such Real Property Lease.
(c)   The use and operation of the Real Property in the conduct of the business of the Company does not violate any Law, covenant, condition, restriction, easement or permit, and there is no litigation or governmental or municipal proceeding (including, without limitation, any condemnation proceeding, zoning application or proceeding and/or Tax certiorari proceeding or dispute) commenced, pending or threatened against or by any of the Company, any Company Subsidiary or any landlord under any Real Property Lease with respect to the Real Property and/or the Real Property Leases.
(d)   The Company and the Company Subsidiaries have good title to, or a valid and binding leasehold interest in, all the personal property owned by them, free and clear of all Encumbrances, other than Permitted Encumbrances.
2.18   Insurance.   Part 2.18 of the Disclosure Schedule sets forth a correct and complete list, as of the Agreement Date, of all insurance policies under which the Company or any Company Subsidiary is an insured or otherwise the principal beneficiary of coverage (each a “Company Insurance Policy”). The Company Insurance Policies are: (a) sufficient for compliance with all applicable Laws and all Material Contracts; and (b) will not in any way be affected by, terminate or lapse by reason of the transactions contemplated by this Agreement. Each Company Insurance Policy is in full force and effect, and all premiums due thereon as of the Agreement Date have been paid in full. Neither the Company nor any Company Subsidiary has received any written notice of cancellation, modification or termination of any Company Insurance Policy, other than in connection with the ordinary course of business renewals of such Company Insurance Policies. The limits of the Company Insurance Policies have not been materially eroded, there are no gaps in historical limits, and the aggregate limits have not been exhausted by payment of claims. There is no material claim pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policy. To the Company’s Knowledge: (i) neither the Company nor any Company Subsidiary is in breach or default under any Company Insurance Policy; and (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any Company Insurance Policy, in the case of clauses (i) and (ii), other than any breach or default that, individually or in the aggregate, would not have and would not reasonably be expected to have a Company Material Adverse Effect.
2.19   Legal Proceedings.   Except as set forth in Part 2.19 of the Disclosure Schedule, there is no pending Legal Proceeding and, to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding, against, involving or with respect to the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be likely to (a) be material to the Company and the Company Subsidiaries taken as a whole, or (b) prevent or materially impair or delay the performance of this Agreement by the Company and/or the consummation of the transaction contemplated hereby. Neither the Company nor any Company Subsidiary is party or subject to or in default under any Order arising from any Legal Proceeding.
2.20   Environmental Matters.   Except for such matters as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect:
(a)   the Company and the Company Subsidiaries are in compliance with all applicable Environmental Laws in all respects, which compliance includes the possession and maintenance of, and compliance with, all Environmental Permits required for the operation of the business of the Company and the Company Subsidiaries;
(b)   there are no pending or, to the Company’s Knowledge, threatened, demands, claims, investigations, proceedings, information requests or notices against the Company or the Company Subsidiaries or any property leased by the Company or the Company Subsidiaries alleging non-compliance with or liability under any Environmental Law or Environmental Permit or alleging injury to the environment, natural resources, any Person (including wrongful death) or property (real or personal) in connection with Hazardous Substances;
(c)   neither the Company nor any Company Subsidiary has stored, released, used or disposed of any Hazardous Substances in a manner that would reasonably be expected to give rise to liability under any Environmental Laws;
(d)   there has been no Release and there is no threatened Release at, in, on, under or migrating from (i) any real property owned, leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary, or (ii) any facility that has received Hazardous Substances generated by the Company or any Company Subsidiary;
(e)   there are no Environmental Liens on any assets or real property owned, leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary; and
(f)   the Company and the Company Subsidiaries have made available to Parent complete and true copies of all environmental reports, studies, investigations, regulatory compliance assessments, audits and correspondence in the Company’s or any Company Subsidiary’s possession or control with respect to the business of the Company and the Company Subsidiaries and real property owned, leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary.
2.21   Non-Contravention; Consents.
(a)   Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(i)   subject to obtaining the Company Shareholder Approval, contravene, conflict with or result in a violation of any of the provisions of the Company’s Charter Documents;
(ii)   subject to obtaining the Company Shareholder Approval and the Consents set forth in Part 2.21(a)(ii) of the Disclosure Schedule, the filing of the IIA Share Transfer Notice and assuming the Governmental Authorizations referred to in Section 2.12(b), contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Law or any Order to which the Company or any Company Subsidiary, or any portion of the assets owned or used by the Company or any Company Subsidiary, is subject (except, in each case, pursuant to any applicable Antitrust Law) except, in each case, as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; or
(iii)   subject to obtaining the Consents set forth in Part 2.21(a)(iii) of the Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Material Contract; (B) a rebate, chargeback or penalty under any Material Contract; (C) accelerate the maturity or performance of any Material Contract; or (D) cancel, terminate or modify any term of any Material Contract, except in each case where the contravention of, conflict with, or violation or breach of any such provision, or the giving to any Person of such rights, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)   Except as may be required by the Exchange Act, and except for any filings, notices or Consents set forth in Part 2.21(b) of the Disclosure Schedule, the Company is not required to make any filing with, give any notice to or obtain any Consent from any Person in connection with (i) the execution, delivery or performance of this Agreement; or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case where the failure to make any filing, give any notice or obtain any Consent would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
2.22   Opinion of Financial Advisor.   The Company Board has received the opinion of Cantor Fitzgerald & Co., financial advisor to the Company, dated the date of the meeting of the Company Board at which this Agreement was approved by the Company Board, to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications, assumptions and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by holders of Company Shares other than Parent, Merger Sub and their respective Affiliates in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Shares other than Parent, Merger Sub and their respective Affiliates (the “Fairness Opinion”).
2.23   Brokers.   Except for Cantor Fitzgerald & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s, opinion, success, transaction fee or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by the Company.
2.24   Customers and Suppliers.   Part 2.24 of the Disclosure Schedule sets forth the names of: (a) the counterparties under the ten (10) most significant revenue-generating Material Contracts of the Company and the Company Subsidiaries, taken as a whole, based on dollar revenue during the twelve (12) month period ended December 31, 2016 (each such counterparty, a “Material Customer”); and (b) the ten (10) most significant suppliers of the Company and the Company Subsidiaries, taken as a whole, based on dollar sales volumes during the twelve (12) month period ended December 31, 2016 (each, a “Material Supplier”), and the amount of consideration paid to each Material Supplier for such period. Since the Company Balance Sheet Date, no Material Customer or Material Supplier has terminated or materially reduced or altered its business relationship with the Company or any Company Subsidiary or materially changed the terms on which it does business with the Company or any Company Subsidiary, or threatened that it intends to cancel, terminate, or otherwise materially reduce or materially alter its business relationship with the Company or any Company Subsidiary.

2.25   Shareholder Vote Required.   The Company Shareholder Approval is the only action of the holders of any class or series of the Company’s shares necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger). Other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement or any other agreement referred to in this Agreement, the Merger or any other transaction contemplated by this Agreement. Except for the Company Shareholder Approval required by Section 28(d) of the Company’s articles of association, neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill”, anti-takeover plan or similar plan or agreement which could delay, prevent, render more expensive, or have a dilutive or otherwise adverse effect on, the consummation of the Merger or the transactions contemplated hereby.
2.26   Proxy Statement.   None of the information supplied or to be supplied by or on behalf of the Company or the Company Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, when furnished to the SEC, comply as to form in all material respects with all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company’s shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law.
Article 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub (upon its formation and subject to Section 7.14) represent and warrant to the Company as follows:
3.1   Valid Existence.   Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. Each of Parent and Merger Sub is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, certificate of formation, articles of association, bylaws, operating agreements or other constituent documents, as amended to date, of Parent and Merger Sub.
3.2   Authority; Binding Nature of Agreement.   Parent has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and the execution, delivery and performance by Parent of this Agreement has been duly authorized by any necessary action on the part of Parent and its board of directors, except for the adoption of this Agreement by Parent (immediately following the execution hereof) in its capacity as the sole shareholder of Merger Sub. This Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief, and other equitable remedies. Merger Sub has all necessary corporate or similar power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by Merger Sub of this Agreement has been duly authorized by any necessary action on the part of Merger Sub and its board of directors or managers. This Agreement constitutes the legal, valid and binding obligation of Merger Sub, enforceable against it in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies. In compliance with the requirements of the ICL and its articles of association, Merger Sub, by resolutions duly adopted by unanimous vote of the board of directors of Merger Sub at a meeting duly called and held, which resolutions have not as of the Agreement Date been subsequently rescinded, modified or withdrawn in any way, has: (x) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Merger Sub and Parent; (y) determined that no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (z) approved this Agreement and the Merger on the terms and subject to the conditions set forth herein. Except as stated in the first sentence of this Section 3.2, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger or any other transaction contemplated by this Agreement.
3.3   Non-Contravention; Required Filings and Consents.
(a)   Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Merger or any of the other transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time): (i) result in a violation of any provision of the certificate of incorporation, articles of association, bylaws or operating agreement of Parent or Merger Sub; (ii) result in a violation by Parent or Merger Sub of any Order to which Parent or Merger Sub is subject; or (iii) conflict with or violate any Law applicable to Parent or its Subsidiaries or any property or asset of Parent or any of its Subsidiaries, except in each case for any violation that will not have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger.
(b)   The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the consummation by each of Parent and Merger Sub of the Merger or any of the other transactions contemplated by this Agreement shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body, except: (i) filings required by the ICL and the filing of the IIA Share Transfer Notice; (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a material adverse effect; (iii) the execution by Parent of an undertaking in customary form in favor of the IIA to comply with the applicable Israeli Encouragement of Industrial Research, Development and Innovation Law 5744-1984; and (iv) filings required under any applicable Antitrust Laws.
3.4   No Legal Proceedings Challenging the Merger.   As of the Agreement Date, (a) there is no Legal Proceeding pending against Parent or Merger Sub challenging the Merger or any other transaction contemplated by this Agreement; and (b) to Parent’s knowledge, no Legal Proceeding has been threatened against Parent or Merger Sub challenging the Merger or any other transaction contemplated by this Agreement.
3.5   Activities of Merger Sub.   Merger Sub was incorporated solely for the purpose of effecting the transactions contemplated by this Agreement. Merger Sub has not and will not engage in any activities other than those contemplated by this Agreement, has not and will not enter into any agreement or arrangement with any Person other than this Agreement or any other agreement contemplated by this Agreement, and has, and will have as of immediately prior to the Effective Time, no obligations or liabilities other than those contemplated by this Agreement.
3.6   Information Supplied.   None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement shall, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
3.7   Brokers.   None of Parent, Merger Sub or any of their respective Affiliates has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to the Merger or any of the other transactions contemplated by this Agreement, except those to be borne by Parent, Merger Sub or the Surviving Company, as applicable.
3.8   Ownership of Company Shares.
(a)   As of the Agreement Date, none of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any

Company Shares or other securities convertible into, exchangeable for or exercisable for Company Shares or any securities of the Company or any Company Subsidiary and none of Parent, Merger Sub or any of their respective Subsidiaries has any rights to acquire, directly or indirectly, any Company Shares except pursuant to this Agreement. None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.
(b)   Except as contemplated by this Agreement, neither Parent or Merger Sub, nor any of their respective Affiliates, is a party to any Contracts, nor has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer or other Affiliate of the Company or any Company Subsidiary relating to this Agreement, the Merger or any other transactions contemplated by this Agreement.
3.9   Financing.   Parent will have at the Effective Time sufficient funds to pay the Closing Purchase Price pursuant to this Agreement and to perform Parent’s and Merger Sub’s obligations under this Agreement. Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions.
3.10   Ownership of Merger Sub.   Merger Sub is a wholly owned Subsidiary of Parent, and there are no (a) securities convertible into or exchangeable for shares or other securities of Merger Sub, or (b) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other Contracts or rights of any type granted or entered into by Parent or Merger Sub relating to the issuance, sale, repurchase or transfer of any securities of Merger Sub or that give any Person, other than Parent, the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of Merger Sub.
3.11   No Other Company Representations or Warranties.   Except for the representations and warranties set forth in Article 2, each of Parent and Merger Sub hereby acknowledges and agrees that: (a) neither the Company nor any Company Subsidiary, or any of their respective Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person; and (b) it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.
Article 4
COVENANTS
4.1   Access and Investigation.
(a)   Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of  (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 6.1 (such period being referred to herein as the “Interim Period”), the Company shall, and shall cause its Representatives to: (A) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the respective Representatives of the Company and each of the Company Subsidiaries, and books, records, Tax Returns, material operating and financial reports, work papers and other documents and information and properties relating to the Company and the Company Subsidiaries; (B) provide Parent and Parent’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information relating to the Company and the Company Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and the Company Subsidiaries, as Parent may reasonably request; and (C) permit Parent’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of the Company and the Company Subsidiaries responsible for the Company’s financial statements and the internal controls of the Company to discuss such matters as Parent may reasonably deem necessary or appropriate in connection with the Merger.
(b)   Information obtained by Parent or Merger Sub pursuant to this Section 4.1 will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 4.1 will require the Company or any

Company Subsidiary to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would: (i) result in a violation of applicable Law; or (ii) violate or result in a loss or impairment of any attorney-client privilege or work product privilege or similar legal protection. No information or knowledge obtained by Parent or Merger Sub pursuant to this Section 4.1 shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement made by the Company set forth in this Agreement.
4.2   Operation of the Company’s Business.
(a)   Except: (i) as expressly contemplated, required or permitted by this Agreement; (ii) as required by applicable Law; (iii) as set forth in Part 4.2(a) of the Disclosure Schedule; or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall, and shall cause each Company Subsidiary, to conduct its business (A) in the ordinary course and in accordance with past practices and to the extent consistent therewith: (1) use reasonable best efforts to preserve intact its current business organization, preserve its material assets and properties in good repair and condition, keep available the services of its current key officers and other key employees and maintain its existing material business relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with the Company or any Company Subsidiary; (2) maintain its books and records in the usual, regular and ordinary manner, on a basis consistent with past practice; (3) use reasonable best efforts to preserve the goodwill and ongoing operations of its business; and (4) use reasonable best efforts to ensure that there are no Excess Payables on the Closing Date and (B) in material compliance with all applicable Laws.
(b)   Without limiting the generality of Section 4.2(a) above, except (i) as expressly contemplated, required or permitted by this Agreement; (ii) as required by applicable Law; (iii) as set forth in Part 4.2(b) of the Disclosure Schedule or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and shall not authorize any of the Company Subsidiaries to:
(i)   declare, accrue, set aside or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, stock or property) in respect of any shares of capital stock; split, combine or reclassify any capital stock or any issuance of any other securities in lieu of or in substitution for shares of capital stock of the Company or any of the Company Subsidiaries; or repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries or any options, warrants or other rights to acquire any such shares, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of such shares by holders of Company Options in order to pay the exercise price of such Company Options, (B) the withholding of Company Shares to satisfy Tax obligations with respect to Company Equity Awards, and (C) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards;
(ii)   sell, issue, grant or authorize the sale, issuance, or grant of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security, except that the Company may issue Company Shares pursuant to the exercise of Company Options under the Incentive Plans, upon conversion of Convertible Debentures or upon the exercise of any Company Warrants, in each case, to the extent such Company Options, Convertible Debentures or Company Warrants are outstanding on the Agreement Date;
(iii)   amend or otherwise modify any of the terms of any outstanding Company Equity Award, except as required by applicable Law or as contemplated by this Agreement;
(iv)   amend or modify any of the Charter Documents;
(v)   acquire any Equity Interest in or business of any Person or division thereof, or enter into any Contract with respect any such acquisition, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(vi)   divest, sell or otherwise dispose of or make any pledge of any of its assets (other than sales of inventory or services in the ordinary course of business) or permit any of its assets to become subject to any Encumbrances, other than Permitted Encumbrances;
(vii)   incur any Indebtedness except (A) for borrowings incurred under the Loan Agreement or (B) as set forth on Part 4.2(b)(vii) of the Disclosure Schedule, or modify in any material respect the terms of any Indebtedness or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, any material Indebtedness or the obligations of any person, or make any loans, advances or capital contributions to any other person;
(viii)   establish, adopt, enter into or amend any (A) Company Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would have been a Company Employee Plan if it were in existence as of the Agreement Date, (B) Company Employee Agreement in respect of any officer of the Company or any Company Subsidiary, or (C) Company Employee Agreement providing for a base salary amount or severance amount, as applicable of more than $100,000 per annum;
(ix)   pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Company Employees;
(x)   other than as required by GAAP or SEC rules and regulations, change any of its methods of accounting or accounting policies or practices in any material respect;
(xi)   enter into any Contract that: (A) purports to limit, curtail or restrict the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographic area; (B) contains a grant of exclusivity; or (C) contains “most favored nation” terms by the Company or any Company Subsidiary to any other Person and that, in the case of each of clauses (A), (B), and (C), impairs the conduct of the business of the Company as presently conducted in any material respect;
(xii)   institute any Legal Proceeding or settle any threatened or pending Legal Proceeding against the Company or any Company Subsidiary other than those that: (A) do not involve the payment by the Company or any Company Subsidiary of monetary damages in excess of  $50,000 in any individual instance, or $100,000 in the aggregate, and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of the Company or any Company Subsidiary; and (B) provide for a complete release of the Company and the Company Subsidiaries from all claims and do not provide for any admission of liability by the Company or any Company Subsidiary;
(xiii)   make any capital expenditures in excess of those amounts set forth in Part 4.02(b)(xiii) of the Disclosure Schedule;
(xiv)   enter into or amend any Affiliate Transaction;
(xv)   (A) terminate, amend or modify any Material Contract, (B) enter into or assume any Contract that would have been a Material Contract had it been entered into prior to the Agreement Date, or (C) waive any material default under, or release, settle or compromise any material claim against the Company or any of the Company Subsidiaries or waive any liability or obligation owing to the Company or any of the Company Subsidiaries under any Material Contract;
(xvi)   sell, lease, license, assign, fail to maintain, allow to lapse or abandon any Company Owned IP, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;
(xvii)   license, terminate, fail to renew, allow to lapse or otherwise not maintain any Company In-Licensed IP, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(xviii)   adopt a shareholder rights plan or similar agreement;
(xix)   adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;
(xx)   terminate, cancel or make any changes to the structure, limits or terms and conditions of the Company Insurance Policies, including allowing policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;
(xxi)   make, revoke or change any material Tax election, adopt or change any tax accounting method or period, file any material amended Tax Return, enter into any closing agreement or settlement, settle any material tax claim or assessment, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, other than as set forth in Section 4.16;
(xxii)   apply for, negotiate or obtain a Government Grant; or
(xxiii)   authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.
(c)   As soon as reasonably practicable following the Agreement Date, the Company shall pay, an amount in cash equal to the accrued royalties under the Research Agreement, plus any amounts necessary to cover fees and/or penalties incurred in connection with the payment of any such royalty amounts under the Research Agreement (the “Accrued Royalty Amount”) to the counterparty to the Research Agreement and use its best efforts to obtain from such counterparty written confirmation that the Research Agreement remains in full force and effect and that, after taking into account payment of the Accrued Royalty Amount, the Company is not in breach or violation of such Research Agreement in any material respect.
(d)   As soon as reasonably practicable following the Agreement Date, but in no event later than the second (2nd) Business Day after the date of receipt of the Company Shareholder Approval, the Company shall deposit into a segregated account, an amount in cash equal to the accrued royalties under the License Agreements, plus any amounts necessary to cover fees and/or penalties reasonably expected to be incurred in connection with the payment of any such royalty amounts under the License Agreements, as of December 31, 2017 (the “Segregated Funds”). No amount shall be withdrawn or disbursed from the segregated account established in accordance with the preceding sentence without the written consent of Parent.
(e)   As soon as reasonably practicable following the Agreement Date, but in no event later than the third (3rd) Business Day following the Agreement Date, the Company shall supplement Part 2.16(a) of the Disclosure Schedule to provide the following information with respect to each of the listed employees: bonus (including type of bonus, calculation method and amounts received to date), deferred compensation, commissions (including calculation method and amounts received to date), overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g. travel pay, car, leased car arrangement and car maintenance payments) sick leave entitlement and accrual, shares and any other incentive payments, recuperation pay entitlement and accrual, pension arrangement or any other provident fund (including managers’ insurance and further education fund), and their respective contribution rates and the salary basis for such contributions.
4.3   Proxy Statement and Company Shareholders Meeting.
(a)   As soon as reasonably practicable following the Agreement Date, but in no event later than the date that is the later of  (i) the fifth (5th) Business Day after the date hereof or (ii) the third (3rd) Business Day after the execution of this Agreement by Merger Sub in accordance with Section 7.14, the Company shall (A) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and (B) publish the notice of the Company Shareholders Meeting (with the proxy card required under the ICL and the regulations promulgated thereunder). As soon as reasonably practicable following the Agreement Date, but in no event later than the fifteenth (15th)

Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”). The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Company’s Charter Documents. Unless this Agreement is terminated pursuant to Article 6 or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than seventy (70) days after the publication of the notice regarding the Company Shareholders Meeting. The Company shall include the Company Board Recommendation and a copy of the Fairness Opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable (but in no event later than thirty-five (35) days prior to the Company Shareholders Meeting).
(b)   The Company shall not include in the Proxy Statement any information with respect to Parent, Merger Sub or their affiliates, unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion and Parent and Merger Sub agree to provide any such information required to be so included under applicable Law or that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement as reasonably requested by the Company. Notwithstanding anything herein to the contrary, the Company assumes no responsibility with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. Prior to the mailing of the Proxy Statement, the Company (i) shall provide Parent and its outside counsel with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (ii) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent and its outside counsel, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (iii) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or Nasdaq, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Company Shareholders Meeting, any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 4.3, prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company the respective interest of Parent or such Person in the Company Shares so voted.
(c)   The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and secure any other approval of shareholders of the Company that is required by applicable Law in connection with the Merger; provided, however, that the Company shall not change the date of, postpone or adjourn the Company Shareholders Meeting except (i) with the prior written consent of Parent, (ii) if there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, (iii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Shareholder Approval or (iv) to the extent required by Law. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent.

4.4   No Solicitation by the Company.
(a)   During the Interim Period, the Company shall not, nor shall it authorize any Company Subsidiary or any of its or their respective Representatives to, directly or indirectly through another Person, except as otherwise provided below: (i) solicit, initiate or take any action to encourage or induce or facilitate the making, submission or announcement of, any proposal or inquiry that constitutes, or could reasonably be likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 4.4, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or furnish to any Person any non-public information or data with respect to or access to the properties of the Company in connection with an Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement; or (iv) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. The Company shall not grant any waiver of any standstill provision or waive or otherwise modify the rights or obligations of any Person under any confidentiality agreement. Promptly (but in any event within two (2) business days) after the Agreement Date, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.
(b)   Neither the Company Board nor any committee thereof shall: (i) fail to make the Company Board Recommendation to the Company’s shareholders; (ii) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (iv) resolve, agree or publicly propose to take any such actions. In the event that an Acquisition Proposal (or any inquiry related thereto) is publicly announced or disclosed, the Company shall issue a press release that reaffirms the Company Board Recommendation within five (5) Business Days after such Acquisition Proposal is announced or disclosed.
4.5   Reasonable Best Efforts.
(a)   Subject to the terms and conditions of this Agreement, each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable (and in any event within five (5) Business Days) after the Agreement Date any necessary filings, forms, declarations, notifications, registrations and notices with Governmental Bodies under any applicable Antitrust Laws relating to the Merger. Subject to Sections 4.5(b), 4.5(c) and 4.5(d) and upon the terms and conditions set forth herein, each party shall use its reasonable best efforts to: (A) respond to or otherwise resolve as promptly as practicable any requests for additional information made by the U.S. Department of Justice or any other Governmental Body; (B) act in good faith and reasonably cooperate with the other party in connection with any investigation by any Governmental Body; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel; and (D) take, or cause to be taken, all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under any applicable Antitrust Laws. In connection with the foregoing: (1) whenever possible, each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Body regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Body with respect to the Merger, subject to advice of such party’s antitrust counsel; (2) where reasonably practical, none of the parties hereto shall independently participate in any meeting or conversation, or engage in any substantive conversation with any Governmental Body in respect of any filings or inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Body, the opportunity to attend and/or participate; (3) if one party is prohibited by applicable Law or by the applicable Governmental Body from participating in or attending any meetings, conferences or conversations, the attending party shall keep the other reasonably apprised with respect thereto; and (4) the parties hereto shall, to the extent practicable, consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any applicable Antitrust Laws.
(b)   Without limiting the foregoing, but subject to the provisions of Section 4.5(c), the Company and Parent shall each use its reasonable best efforts: (i) to avoid the entry of any Restraint; and (ii) to eliminate every impediment under any applicable Antitrust Laws that may be asserted by any Governmental Body so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Outside Date).
(c)   Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all Governmental Bodies and make all necessary registrations, declarations and filings with all Governmental Bodies, that are necessary to consummate the Merger.
(d)   Upon the terms and subject to the conditions set forth in this Agreement, Parent shall take all action necessary or required to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement.
4.6   Public Announcements.   The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company shall consult with each other before issuing, and, to the extent practicable, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance.
4.7   Director and Officer Liability; Indemnification.
(a)   The Company shall, prior to the Effective Time, purchase and pay for a seven (7) year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the Indemnified Persons, or other Persons entitled to the benefit of this Section 4.7, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Merger; provided, however, that in no event shall the Company expend in excess of 300% of the annual premium currently paid by the Company for such tail insurance policy; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. During such seven (7) year period, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder.
(b)   The Surviving Company and its respective Subsidiaries shall (and Parent shall cause the Company, the Surviving Company or any of their respective Subsidiaries, as the case may be, to) (i) assume, honor and fulfill (subject to the limitations set forth in Section 263 of the ICL) all obligations of the Company or any Company Subsidiary pursuant to any written indemnification agreements with the Indemnified Persons that are listed on Part 4.7(b) of the Disclosure Schedule and (ii) not amend, repeal or otherwise modify the Charter Documents for a period of seven (7) years after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Persons, except subject to the prior written consent of the Indemnified Persons or as required by applicable Law.
(c)   The obligations of Parent and the Surviving Company under this Section 4.7 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this Section 4.7 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 4.7 applies shall be third party beneficiaries of this Section 4.7, each of whom may enforce the provisions of this Section 4.7).
(d)   In the event Parent, the Surviving Company or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 4.7.   The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise.
(e)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 4.7 is not prior to, or in substitution for, any such claims under any such policies.
4.8   Notification of Certain Events.   Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other:
(a)   upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Merger, or the remedies available to the parties hereto;
(b)   to the extent the Company has Knowledge of such notice or communication or Parent has knowledge of such notice or communication, as the case may be, of any written communication from any Person alleging that the consent of such Person is required in connection with the Merger;
(c)   of any communication from any Governmental Body related to the Merger; and
(d)   of any proceedings commenced and served upon it or any of its Subsidiaries, or to the Company’s Knowledge or Parent’s knowledge, threatened in writing against it or any of its Subsidiaries, that, if pending on the Agreement Date, would have been required to be disclosed pursuant to any Section of this Agreement.
4.9   Shareholder Litigation.   Prior to the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section 6.1 the Company shall promptly advise Parent in writing of any shareholder or derivative suit, action, litigation or claim against the Company or its directors relating to this Agreement or the Merger and shall keep Parent reasonably informed regarding any such shareholder litigation. The Company shall control such defense and this Section 4.9 shall not give Parent the right to direct such defense; provided, however, that the Company shall give Parent the opportunity to participate in such defense and, with respect to any settlement in connection therewith, no such settlement shall be agreed to without Parent’s prior written consent.

4.10   Confidentiality.   The parties acknowledge that Parent and the Company have previously executed a confidentiality agreement, dated as of October 9, 2017 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.
4.11   Takeover Laws.   In the event that any “fair price,” “moratorium,” “control share acquisition” or other state anti-takeover or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to, and the Company and the Company Board shall grant such approvals and take such actions within their control as are reasonably necessary to, ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated by this Agreement.
4.12   Stock Exchange Delisting.   Prior to the Closing, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions reasonably required, proper or advisable to cause the Company Shares to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.
4.13   Merger Proposal.   Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein: (a) cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders Meeting, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (e)(i) and (e)(ii) of this Section 4.13, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; and (C) if required, in such other manner as may be required by applicable Laws and regulations, (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) (if any) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (e)(i)(A) of this Section 4.13), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar (as contemplated in Section 1.2 hereto). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 4.13, “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.
4.14   Merger Sub Approval.   The sole shareholder of Merger Sub shall approve the Merger on or prior to the date that the Company Shareholder Approval is obtained, subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.
4.15   Resignations.   Except as otherwise requested by Parent, prior to the Closing Date, the Company shall cause to be delivered to Parent executed resignations, effective immediately after the Closing, of the directors of the Company and each of the Company Subsidiaries in office immediately prior to the Effective Time. In addition, the Company shall cause to be delivered to Parent executed resignations, together with appropriate releases, of those officers of the Company and each of the Company Subsidiaries designated by Parent at least ten (10) days prior to the Closing Date, in each case in form and substance reasonably satisfactory to Parent.
4.16   Tax Rulings.
(a)   As soon as practicable after the date of this Agreement, and no later than two (2) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) confirming that (i) the substitution of the Company 102 Options in accordance with Section 1.7 and the transfer of Company 102 Shares in accordance with Section 1.6 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, RSU Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, RSU Consideration and Merger Consideration with the Payment Agent and the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Option Tax Ruling”). The Company shall include in the request for the Option Tax Ruling a request to exempt Parent, the Surviving Company, the Payment Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Options or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf  (including the Payment Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Options, Company RSUs or Company 102 Shares to the, Payment Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.
(b)   As soon as practicable following the date of this Agreement but in no event later than two (2) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares, Company Options and Company RSU that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Payment Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Payment Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company 102 Shares) (x) exempting Parent, the Payment Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Payment Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), and the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).
(c) Without limiting the generality of this Section 4.16, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to any matter relating to the subject matter of the Option Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and, subject to any limitations imposed by the ITA, will enable Parent’s Representatives to participate in all discussions and meetings relating thereto. To the extent that the Parent’s Representatives elect not to participate in any meeting or discussion or are prohibited from attending by the ITA, the Company’s Representatives shall provide a prompt and full report of the discussions held with respect to the Option Tax Ruling and the Withholding Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Option Tax Ruling and the Withholding Tax Ruling, as promptly as practicable, however, if such ruling is not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed.
(d)   The parties hereto understand and acknowledge that the Option Tax Ruling and the Withholding Tax Ruling may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed in this Section 4.16.   The parties further understand and acknowledge that the benefits to Company shareholders, Company RSU holders and Company optionholders contemplated in this Section 4.16 may not be granted, or may not be granted in full. If any of the Withholding Tax Ruling or the Option Tax Ruling is not obtained prior to the Closing Date, the Company shall instruct its Israeli counsel, advisors and accountants to apply to the ITA prior to the Closing Date for an extension of time with respect to the obligation to deduct or withhold Israeli Tax from the applicable consideration payable pursuant to this Agreement and if such extension is not granted to Parent’s satisfaction prior to the date such payments become due and payable, Parent, Payment Agent, the 102 Trustee and/or the Surviving Company may make such payments and withhold any applicable Israeli Taxes in accordance with applicable Law.
Article 5
CONDITIONS TO MERGER
5.1   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof, to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:
(a)   Company Shareholder Approval.   The Company Shareholder Approval shall have been obtained.
(b)   Israeli Statutory Waiting Periods.   At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(c)   Regulatory Filings or Approvals.   The authorizations, consents, orders or approvals of, or declarations or filings with, the Governmental Bodies set forth on Part 5.1(c) of the Disclosure Schedule, shall have occurred or have been obtained and shall be in full force and effect, and the expiration or early termination of any waiting period (and any extension thereof) under applicable Antitrust Laws shall have occurred or been granted. The Company shall have prepared and filed with the IIA a notice to the IIA of the transfer to Parent of the Company Shares, subject to transfer restrictions imposed by the IIA (the “IIA Share Transfer Notice”) and shall have received a letter from the IIA accepting the same. The Company and the Company’s Israeli counsel, and Parent and the Parent’s Israeli counsel shall coordinate all activities, and cooperate with each other, with respect to the preparation and filing of such notice and in the preparation of any written or oral submissions that may be necessary, proper or advisable with respect to the IIA Share Transfer Notice and the acceptance thereof by the IIA. The Company and Parent, and their respective Representatives and advisors, shall not make any application or give notice to, or conduct any negotiation with, the IIA with respect to any matter relating to the IIA Share Transfer Notice without prior coordination and consultation with the other party or its Representatives and advisors, and the Company shall enable Parent’s Representatives and advisors to participate in all discussions and meetings relating thereto.
(d)   No Restraints.   No Order, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) (collectively, “Restraints”) or Law, in each case, enacted, promulgated, issued or entered by any Governmental Body of competent jurisdiction in the United States or Israel shall be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal.
(e)   Certificate of Merger.   The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.
5.2   Conditions to Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver by Parent and Merger Sub, to the extent permitted by applicable Law) at or prior to the Closing of the following additional conditions:
(a)   Representations and Warranties.   (i) Each of the representations and warranties of the Company set forth in Section 2.1 (Due Organization; Subsidiaries), Section 2.3 (Authority; Binding Nature of Agreement), Section 2.4 (Capitalization), Section 2.7(b) (Absence of Changes) and Section 2.23 (Brokers) shall be true and correct in all respects on and as of the Agreement Date and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such date) and (ii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the Agreement Date and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such date), except, solely with respect to this clause (ii), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality” or “Company Material Adverse Effect” set forth therein), has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Performance of Obligations of the Company.   The Company shall have performed or complied in all material respects with all of its obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.
(c)   No Material Adverse Effect.   No change, effect, event, fact, development, occurrence or circumstance shall have occurred that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.
(d)   No Legal Proceedings.   There shall not be pending any Legal Proceeding: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement; or (ii) which, if unfavorably adjudicated, could have a Company Material Adverse Effect or a material adverse effect on Parent.

(e)   Research Agreement.   With respect to the Research Agreement, (i) the Company shall have received written confirmation from the counterparty to such Research Agreement that such agreement remains in full force and effect and that the Company and/or the applicable Company Subsidiary party thereto is not in breach or violation of the Research Agreement and (ii) the Company shall not have received any notice in writing from the counterparty to the Research Agreement that such counterparty intends to terminate, or not renew, such agreement.
(f)   Certificate.   Parent shall have received a certificate, dated as of the Closing Date and executed by the principal executive officer or principal financial officer of the Company, confirming that the conditions set forth in Section 5.2(a), Section 5.2(b), Section 5.2(c), Section 5.2(d) and Section 5.2(e) have been duly satisfied.
(g)   Consents.   (i) All consents, approvals, Orders or authorizations of, or registrations, declarations or filings with any Person reasonably required in connection with the consummation of the Merger and set forth on Part 5.2(g) of the Disclosure Schedule shall have been obtained or made and shall be in full force and effect, in each case in form and substance reasonably satisfactory to Parent; and (ii) all notices to any Person required in connection with the execution, delivery or performance hereof and set forth on Part 5.2(g) of the Disclosure Schedule shall have been made, in each case in form and substance reasonably satisfactory to Parent.
(h)   Third-Party Indebtedness.   Evidence reasonably satisfactory to Parent that the Convertible Debentures (other than any Convertible Debentures subject to a duly executed and delivered Debenture Termination Agreement, which is in full force and effect and has not been revoked, suspended, canceled, rescinded or terminated) have been terminated and that all amounts due to the former holders of such securities have been paid in full, shall have been delivered by the Company to Parent. In addition, Parent shall have received duly executed payoff letters, dated as of the Closing Date, with respect to all other Third-Party Indebtedness.
(i)   Company Warrants.   Evidence reasonably satisfactory to Parent that all Company Warrants outstanding on the Agreement Date (other than any Company Warrants subject to duly executed and delivered Warrant Termination Agreements, which are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated) have been repurchased by the Company in accordance with their respective terms and applicable Law or otherwise terminated, and that all amounts due to the former holders of such securities have been paid in full, shall have been delivered by the Company to Parent.
5.3   Conditions to Obligation of the Company.   The obligation of the Company to effect the Merger shall be subject to the satisfaction (or waiver by the Company, to the extent permitted by applicable Law) at or prior to the Closing of the following additional conditions:
(a)   Representations and Warranties.   (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 3.1 (Valid Existence) and Section 3.2 (Authority; Binding Nature of Agreement) shall be true and correct in all respects on and as of the Agreement Date and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such date), and (ii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Agreement Date and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such date), except, solely with respect to this clause (ii), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality” or “material adverse effect” set forth therein), has not, and would not reasonably be expected to, prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Merger Sub of the Merger or any of the other transactions contemplated by this Agreement on a timely basis.
(b)   Performance of Obligations of Parent and Merger Sub.   Each of Parent and Merger Sub shall have performed or complied in all material respects with all of its obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)   Certificate.   The Company shall have received a certificate, dated as of the Closing Date and executed by the principal executive officer of Parent, confirming that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been duly satisfied.
Article 6
TERMINATION
6.1   Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:
(a)   by mutual written consent of Parent and the Company;
(b)   by either Parent or the Company, upon written notice to the other party, if the Effective Time shall not have occurred on or prior to the close of banking business, New York time, on March 31, 2018 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the failure of the Effective Time to occur by the Outside Date was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under this Agreement;
(c)   by either Parent or the Company, upon written notice to the other party, if any Governmental Body of competent jurisdiction shall have: (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger; or (ii) issued or granted any Restraint that is in effect as of immediately prior to the Effective Time and which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to a party if the issuance of such final, non-appealable Restraint is proximately caused by a failure of such party to perform in any material respects its covenants or obligations under this Agreement;
(d)   by either Parent or the Company, upon written notice to the other party, if the Agreement and the Merger have been submitted to the shareholders of the Company for approval at a duly convened Company Shareholders Meeting and the Company Shareholder Approval shall not have been obtained at such meeting (unless such Company Shareholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(d) if such failure to obtain the Company Shareholder Approval was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under this Agreement;
(e)   by Parent at any time prior to the Effective Time, upon written notice to the Company, if a Triggering Event shall have occurred;
(f)   by Parent, upon written notice to the Company, if: (i) there shall have been any breach of or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement; or (ii) any representation or warranty of the Company set forth in Article 2 shall have been inaccurate when made or shall have become inaccurate, that would, in either case, result in the failure of any condition set forth in Section 5.2(a) or Section 5.2(b) to be satisfied, and in the case of both clauses (i) and (ii), such breach is not curable by the Outside Date, or, if curable, is not cured by the earlier of (A) thirty (30) days after written notice thereof is given by Parent to the Company and (B) the Outside Date; or
(g)   by the Company, upon written notice to Parent, if: (i) there shall have been a breach of or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement; or (ii) any representation or warranty of Parent or Merger Sub set forth in Article 3 shall have been inaccurate when made or shall have become inaccurate, that would, in either case, have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger, and in the case of both clauses (i) and (ii), such breach is not curable by the Outside Date, or, if curable, is not cured by the earlier of  (A) thirty (30) days after written notice thereof is given by the Company to Parent and (B) the Outside Date.

6.2   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 4.10 (together with the Confidentiality Agreement), this Section 6.2, Section 6.3, and Article 7 shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from liability or damages arising out of its intentional and material breach of this Agreement prior to such termination. In addition, in the event of the termination of this Agreement as provided in Section 6.1, any amounts outstanding under the Loan Agreement including, without limitation, principal, premium, if any, interest and penalties with respect thereto, shall become due and payable within forty-five (45) days of such termination in accordance with the terms of the Loan Agreement.
6.3   Termination Fee; Expenses.
(a)   In the event that this Agreement is validly terminated by either Parent or the Company pursuant to Section 6.1(d), then the Company shall pay to Parent an amount equal to the aggregate amount of all fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger, up to a maximum of  $750,000 (the “Expense Reimbursement”). Parent shall provide prompt notice to the Company of the amount of the Expense Reimbursement following such termination. The Expense Reimbursement payable pursuant to this Section 6.3(a) shall be paid, at the option of the Company, either by delivery of the Reimbursement Promissory Note or by wire transfer of immediately available funds to an account designated in writing by Parent, in each case no later than the second (2nd) Business Day following such termination; provided, however, that if the Company elects to pay the Expense Reimbursement in cash and Parent has not provided wire information to the Company for the Expense Reimbursement at least one (1) Business Day prior to the date such payment is due to Parent, then the Expense Reimbursement shall be paid one (1) Business Day after such wire instructions are provided to the Company.
(b)   In the event that this Agreement is validly terminated by Parent pursuant to Section 6.1(e), then the Company shall pay to Parent the Company Termination Fee. The Company Termination Fee payable pursuant to this Section 6.3(b) shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent no later than the second (2nd) Business Day following such termination; provided, however, that if Parent has not provided wire information to the Company for the Company Termination Fee at least one (1) Business Day prior to the date such payment is due to Parent, then the Company Termination Fee shall be paid one (1) Business Day after such wire instructions are provided to the Company.
(c)   Subject to Section 7.7 (Specific Performance) and notwithstanding any other provision of this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees on behalf of itself and its Affiliates that its receipt of the Company Termination Fee pursuant to Section 6.3(b), together with the reimbursement of any applicable expenses and interest pursuant to Section 6.3(d), shall constitute the sole and exclusive remedy under this Agreement of Parent, Merger Sub and the Parent Related Parties against the Company or any Company Related Party, and the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub and the Parent Related Parties in connection with this Agreement (and the termination hereof), the Merger and the other transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any Parent Related Party shall be entitled to bring or maintain any Legal Proceeding against the Company or any Company Related Party arising out of or in connection with this Agreement, the Merger or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.
(d)   Each of the Company, Parent and Merger Sub acknowledges and agrees that: (i) the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement; (ii) the Company Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such termination fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; and (iii) without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 6.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 6.3, the Company shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.
Article 7
MISCELLANEOUS PROVISIONS
7.1   Amendment or Supplement.   At any time prior to the Effective Time, this Agreement, including any annex or exhibit attached hereto, may be amended or supplemented in any and all respects by written agreement signed by all of the parties hereto; provided, however, that no such amendment shall be made or given that requires the approval of the shareholders of the Company under applicable Law unless such approval is obtained.
7.2   Extension of Time, Waiver, etc.   At any time prior to the Effective Time, any party may, subject to applicable Law, solely as to itself: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by any other party with any of the agreements contained in this Agreement or, except as otherwise provided in this Agreement, waive any of such party’s conditions set forth in this Agreement, in each case, including agreements and conditions set forth in any annex or exhibit attached hereto. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
7.3   No Survival.   None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.3 shall not limit the survival of any covenant or agreement of the parties hereto contained in this Agreement which by its terms contemplates performance after the Effective Time.
7.4   Entire Agreement; No Third Party Beneficiary.   This Agreement, including the exhibits and annexes hereto, the Disclosure Schedule, the documents and instruments relating to the Merger referred to in this Agreement, the Loan Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto except as set forth in Section 4.7.
7.5   Applicable Law; Jurisdiction.
(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the Law of any other jurisdiction; provided, however, that (i) matters involving the internal corporate affairs of the Parent, Merger Sub or the Company (including, without limitation, matters relating to the fiduciary duties of each of their respective boards of directors) shall be governed by the laws of the jurisdiction in which such corporation or company is organized and (ii) provisions related to the Merger that are required under Israeli law to be governed by Israeli law will be so governed.

(b)   Each of the parties hereby irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York County for the purposes of any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally: (i) agrees not to commence any such action or proceeding except in such aforementioned courts; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in any such aforementioned courts; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such aforementioned courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such aforementioned courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 7.5(b) in the manner provided for notices in Section 7.10.   Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
(c)   Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING IN RESPECT OF THE FINANCING) AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH LITIGATION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.
7.6   Attorneys’ Fees.   In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
7.7   Specific Performance.   Notwithstanding Section 6.3, the parties hereto agree that irreparable damage would occur for which monetary damages would not be an adequate remedy, and for which there is no other adequate remedy at law, in the event that any of the provisions of this Agreement (specifically, Section 4.4) are not performed in accordance with the terms hereof or are otherwise breached, and that the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief. The parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at law or in equity.
7.8   Assignment.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided that Parent may assign its rights, interests or obligations under this Agreement and any other agreement, document or instrument executed in connection herewith to its lenders as collateral security for its obligations under any of its secured debt financing arrangements. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

7.9   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) on the date of confirmation of receipt (or the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):
if to Parent or Merger Sub:
Genoptix, Inc.
2131 Faraday Avenue
Carlsbad, California 92008
Attention: Mark Spring
Facsimile No: (760) 268-6245
with a copy to (which copy shall not constitute notice):
Paul Hastings LLP
4747 Executive Drive, 12th floor
San Diego, California 92121
Attention: Deyan P. Spiridonov
Facsimile No: (202) 551-1705
and
Yigal Arnon & Co.
22 J. Rivlin St.
Jerusalem, 9242018, Israel
Attention: Barry P. Levenfeld
Facsimile: (972) 2-623-9236
email: barry@arnon.co.il
if to the Company:
Rosetta Genomics Ltd.
3711 Market Street, Suite 740
Philadelphia, PA 19104
Attention: Kenneth A. Berlin
Facsimile No: (215) 382-0815
with a copy to (which copy shall not constitute notice):
Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
44 Montgomery Street, 36th Floor
San Francisco, California 94104
Attention: Robert E. Burwell
Facsimile No: (415) 432-6001
and
Amar Reiter Jeanne Shochatovitch & Co.
Champion Tower
33 Sheshet Ha’yamim Rd.
Bnei Brak, 5120261, Israel
Attention: Nir Oren
Facsimile: +(972) 3-601-9602
email: niro@ayr.co.il
7.10   Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
7.11   Construction.
(a)   For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.
(b)   The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)   In this Agreement, all references to “dollars” or “$” are to United States dollars and all references to “NIS” are to Israeli new shekel.
(d)   As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e)   Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits and Annexes to this Agreement.
7.12   Descriptive Headings.   The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
7.13   Disclosure Schedule.   Any matter disclosed in any section of the Disclosure Schedule pertaining to representations and warranties shall qualify: (i) the correspondingly numbered and/or lettered section or paragraph of this Agreement; and (ii) any other sections and paragraphs in this Agreement pertaining to representations and warranties to the extent that it is reasonably apparent that such disclosure qualifies, and constitutes an exception to, another section or paragraph in this Agreement pertaining to representations and warranties.
7.14   Execution by Merger Sub.   Promptly after its formation, Merger Sub shall execute this Agreement and shall be treated as a party hereto for all purposes as if it had executed this Agreement on the date hereof. Notwithstanding the foregoing, each representation and warranty made by or with respect to Merger Sub shall be deemed to be made on, and any references to the date of this Agreement with respect thereto shall refer to, the date of Merger Sub’s execution of this Agreement.
7.15   Counterparts; Signatures.   This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, each of which shall be deemed an original.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
GENOPTIX, INC.

By:	/s/ Mark E. Spring
Name:	Mark E. Spring
Title:	Chief Financial Officer, Secretary and Treasurer
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
Stone Merger Sub Ltd.

By:	Genoptix, Inc., on behalf of Stone Merger Sub Ltd. (in formation)

By:	/s/ Mark E. Spring
Name:	Mark E. Spring
Title:	Chief Financial Officer, Secretary and Treasurer
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
ROSETTA GENOMICS LTD.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	Chief Executive Officer and President
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of December 20, 2017, and hereby ratifies this Agreement and confirms that it is bound by the provisions of this Agreement.
STONE MARGER SUB LTD
By:	/s/ Mark E. Spring
Name:	Mark E. Spring
Title:	Director
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
DEFINITIONS
1.1   Cross Reference Table.   As used in this Agreement, the following terms shall have the meanings given to them in the Sections of this Agreement set forth below:
Terms	Section
102 Amounts	1.11(d)
Accrued Royalty Amount	4.2(c)
Affiliate Transaction	2.6
Affiliated Group	2.15(a)
Agreement	Preamble
Agreement Date	Preamble
Book Entry Shares	1.10
Bribery Legislation	2.12(e)
Capitalization Date	2.4(a)
Certificate of Merger	1.2
Charter Documents	2.2
Closing	1.3
Closing Date	1.3
Closing Purchase Price	1.5
Companies Registrar	Preamble
Company	Preamble
Company 102 Options	1.11(b)
Company 102 RSUs	1.11(b)
Company 102 Shares	1.11(b)
Company Balance Sheet	2.5(c)
Company Balance Sheet Date	2.5(c)
Company Board	Recitals
Company Board Recommendation	2.3
Company Databases	2.9(k)
Company Insurance Policy	2.18
Company Returns	2.15(a)
Company SEC Documents	2.5(a)
Company Securities	2.4(b)
Company Share Certificate	1.10
Company Shareholder Approval	2.3
Company Shareholders Meeting	4.3(a)
Company Shares	1.6(a)
Company Subsidiaries	2.1(c)
Confidentiality Agreement	4.10
Contractors	2.16(q)
Convertible Debentures	2.4(a)
Debenture Termination Agreement	Recitals
Disclosure Schedule	Article 2
Effective Time	1.2
EXA-1

Terms	Section
Expense Reimbursement	6.3(a)
Fairness Opinion	2.22
FDA	2.13(c)(ii)
Good Clinical Practices	2.13(c)(iv)
Good Laboratory Practices	2.13(c)(iv)
ICL	Recitals
IIA Share Transfer Notice	5.1(c)
Interim Option Tax Ruling	4.16(a)
Interim Period	4.1(a)
IPL	2.9(f)
Israeli Employees	2.16(o)
Leased Real Property	2.17(b)
Loan Agreement	Recitals
Material Contract	2.10(a)
Material Customer	2.24
Material Supplier	2.24
Merger	Recitals
Merger Consideration	1.6(a)(i)
Merger Proposal	4.13
Merger Sub	Preamble
Multiemployer Plan	2.16(h)
Option Consideration	1.7(a)
Option Tax Ruling	4.16(a)
Outside Date	6.1(b)
Parent	Preamble
Payment Agent	1.11(a)
Payment Fund	1.11(a)
Payor	1.11(f)
PBGC	2.16(i)
Permits	2.13(b)
Proxy Statement	4.3(a)
PTO	2.9(a)(v)
R&D Sponsor	2.9(h)
Real Property	2.17(b)
Real Property Lease	2.17(b)
Restraints	5.1(d)
RSU Consideration	1.7(b)
Sanctions	2.12(d)
Section 102 Plan	2.15(s)
Section 14 Arrangement	2.16(o)
Segregated Funds	4.2(d)
Severance Pay Law	2.16(o)
Surviving Company	1.1
EXA-2

Terms	Section
VAT	2.15(o)
Warrant Termination Agreements	Recitals
Withholding Tax Ruling	4.16(b)
1.2   Certain Definitions.   The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:
“102 Trustee” shall mean Yardeni - Gelfand Trusts (2000) Ltd., the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares
“Acquisition Proposal” shall mean any bona fide offer or proposal (other than an offer or proposal by Parent) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” shall mean any transaction or series of related transactions (other than: (1) the grant of stock options by the Company to its employees, consultants and directors in the ordinary course of business pursuant to the Company’s existing stock option plans and consistent with the Company’s past practices; (2) the issuance of Company Shares by the Company to its employees, consultants and directors upon the exercise of outstanding stock options; (3) the issuance of Company Shares upon the conversion of the Convertible Debentures; and (4) the issuance of Company Shares upon the exercise of Company Warrants) involving:
(a)   any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company;
(b)   any sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (i) twenty percent (20%) or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) twenty percent (20%) or more of the fair market value of the assets of the Company; or
(c)   any liquidation or dissolution of the Company.
“Affiliate” shall mean, with respect to any other Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person. As used in this definition of Affiliate, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Antitrust Laws” shall mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the Restrictive Trade Practices Law, 5748-1988, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.
“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.
“Cash” shall mean cash in bank accounts (net of checks in transit), but excluding Restricted Cash.
“Code” shall mean Internal Revenue Code of 1986, as amended.
“Company Contract” shall mean any Contract to which the Company or any Company Subsidiary is currently a party or bound.
EXA-3

“Company Employee” shall mean any current employee, officer or employee-director of the Company or any Company Subsidiary.
“Company Employee Agreement” shall mean any employment, severance, retention, transaction bonus, change in control, material consulting, or other similar material Contract between: (a) the Company or any Company Subsidiary; and (b) any Company Employee, other than any such Contract that is terminable “at will” (or following a notice period of thirty (30) days or fewer or a notice period imposed by applicable Law) without any obligation on the part of the Company or any Company Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by the Company or any Company Subsidiary under applicable foreign law.
“Company Employee Plan” shall mean any plan, program, policy, practice or Contract providing for employment, change of control, compensation, bonus, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, vacation, fringe benefits, retirement benefits or other benefits or remuneration of any kind, whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) that is sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company, any Company Subsidiaries for the benefit of any Company Employee, any former employee, officer or director of the Company or any Company Subsidiary, or any beneficiary or dependent of any of the foregoing, or with respect to which the Company or any Company Subsidiary has or may have any liability or obligation in excess of  $250,000 individually or in the aggregate including each International Employee Plan, but excluding in each such case any Multiemployer Plan.
“Company Equity Award” shall mean any equity-based compensation issued with respect to the equity of the Company or any Company Subsidiary, including, without limitation, each Company Option and Company RSU.
“Company In-Licensed IP” shall mean all Intellectual Property Rights that are expressly licensed to the Company or any Company Subsidiary.
“Company Material Adverse Effect” shall mean any effect, change, event, occurrence, condition, matter, circumstance or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on: (i) the assets, financial condition, or results of operations of the Company and the Company Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date; provided, however, that, except as it relates to clause (ii) above, in no event shall any of the following, alone or in combination, be deemed to constitute, or be taken into account when determining whether there has been or is reasonably expected to be, a Company Material Adverse Effect: any effect, change, event, circumstance or development with respect to, or resulting from: (A) changes in the United States, Israeli or global economy, currency markets or capital markets in general; (B) changes that affect generally the industry in which the Company or the Company Subsidiaries conduct business; (C) changes in applicable Law or in GAAP; (D) changes in the market price or trading volume of the Company Shares on Nasdaq (it being understood that, unless otherwise excepted pursuant to these clauses (A)-(E), the underlying causes of any such change may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (E) changes to political conditions, or any act or threat of terrorism or war, any armed hostilities or terrorist activities, any threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing; or (F) the public announcement or pendency of this Agreement, the performance of the transactions contemplated by, or pursuant to this Agreement or compliance with the terms of this Agreement; except, in the case of clauses (A), (B), (C) or (E), to the extent such events, changes, developments, effects, conditions, circumstances, matters, occurrences or state of facts have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other Persons engaged in the industry in which the Company and the Company Subsidiaries operate.
“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Incentive Plans.
“Company Owned IP” shall mean all Intellectual Property Rights owned by, purported to be owned by, filed in the name of, or exclusively licensed to the Company or any Company Subsidiary.
EXA-4

“Company Products” shall mean all products currently produced, marketed, licensed, sold or distributed by the Company or any Company Subsidiary.
“Company Professional Fees” shall mean the aggregate amount of the actual and documented fees, costs and expenses of investment bankers, attorneys, accountants and other service providers incurred by the Company on or prior to the Effective Time related to the transactions contemplated by this Agreement (including any VAT thereon to the extent applicable).
“Company Registered IP” shall mean all Company Owned IP that is registered, filed, or issued under the authority of any Governmental Body or registrar, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing, and all Internet domain names.
“Company Related Party” shall mean any of the Company or Company Subsidiaries’ respective, direct or indirect, former, current and future equityholders, controlling Persons, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that, notwithstanding the foregoing, no party to this Agreement will be considered a Company Related Party.
“Company RSU” shall mean a restricted stock unit, subject to vesting and forfeiture until fully vested, granted by the Company pursuant to any of the Incentive Plans.
“Company Termination Fee” shall mean an amount, in cash, equal to $1,000,000.
“Company Warrants” shall mean the warrants of the Company set forth on Part 2.4(c) of the Disclosure Schedule.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contract” shall mean any written agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, insurance policy, benefit plan or other legally binding commitment.
“COTS” shall mean commercial software that is readily available, licensed pursuant to a standard agreement, and has a purchase price or annual payments of no more than $50,000 per agreement.
“Debenture Termination Amount” shall mean the amount payable by the Company pursuant to a duly executed and delivered Debenture Termination Agreement, which, as of the Effective Time, is in full force and effect and has not been revoked, suspended, canceled, rescinded or terminated.
“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, claim, infringement, interference, option, right of first refusal, preemptive right, or community property interest.
“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environmental Law” shall mean any Law (and the regulations promulgated thereunder) relating to the protection of the environment (including ambient air, surface water, groundwater or land), natural resources or human health and safety or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, Release, threatened Release or other handling of any Hazardous Substances or the investigation, clean-up or other remediation or analysis thereof, including the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990, the Israeli Hazardous Substances Law, 1993, and the Israeli Abatement of Nuisances Law, 1961.
“Environmental Lien” shall mean any Encumbrance in favor of any Governmental Body pursuant to any Environmental Law.
“Environmental Permit” means any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Environmental Law.
EXA-5

“Equity Interest” shall mean any share, share capital, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Excess Payables” shall mean the amount, if any, by which Payables exceed the Payables Threshold on the Closing Date.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Executive Severance Amount” shall mean the aggregate of all amounts payable by the Company pursuant to the Employment Agreement Termination Agreements, dated as of even date herewith, by and between the Company and each of Kenneth A. Berlin and Ron Kalfus.
“Fully Diluted Shares Outstanding” shall mean, as of the Effective Time, the number of Company Shares, Company RSUs and all other capital stock or capital stock equivalents of the Company then outstanding, determined on a fully-diluted, as-exercised or as-converted basis, assuming (i) the exercise of all Company Options (other than those Company Options whose exercise price per share is equal to or greater than $0.60 per share), (ii) the exercise of all outstanding Company Warrants (other than any Company Warrants subject to duly executed and delivered Warrant Termination Agreements, which are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated), (iii) the conversion of all outstanding Convertible Debentures (other than any Convertible Debentures subject to a duly executed and delivered Debenture Termination Agreement, which is in full force and effect and has not been revoked, suspended, canceled, rescinded or terminated) and (iv) the conversion, exchange or exercise, as applicable, of any other securities of the Company then outstanding.
“GAAP” shall mean U.S. generally accepted accounting principles.
“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Body, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of the Company Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of the Company Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the IIA, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Body.
“Government Official” shall mean any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of any Governmental Body or any government-owned or government-controlled enterprise, or any political party or political party official, or any candidate for political office.
“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” shall mean any: (a) country, nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, Taxing authority, or Entity and any court or other tribunal). For the avoidance of doubt, the term “Governmental Body” includes IIA.
EXA-6

“Hazardous Substance” shall mean any substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls and asbestos and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.
“Health Care Laws” shall mean any and all applicable Laws related to health regulatory matters, including without limitation: (a) the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301, et seq.); (b) the FDA’s fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991); (c) the requirements of the Health Insurance Portability and Accountability Act of 1996; Privacy Rule and Security Rules as contained in 45 CFR Part 160 and 164 and as amended by the Health Information Technology for Economic and Clinical Health Act; (d) 42 U.S.C. § 1320a-7, 7a and 7b; (e) the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.); the Federal Health Care Fraud Law (18 U.S.C. § 1347); the criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001); the Medicare Secondary Payor Statute (32 U.S.C. § 1395y(b)); the False Claims Act (31 U.S.C. §§ 3329-3733) or similar law related to false claims for payment by a commercial or private payor; the Public Health Services Act (42 U.S.C. ch. 6A § 201 et seq.); (f) the Federal Trade Commission Act (15 U.S.C. §§ 41-58); (g) Title XVIII of the Social Security Act (“SSA”) (Medicare); Title XIX of the SSA (Medicaid); Title 10, Chapter 55 of the U.S.C. (TRICARE); the Stark Law (42 U.S.C. § 1395nn); and (h) any regulations promulgated under any of the foregoing and any related or similar foreign, federal state or local applicable Laws concerning the subject matter of the foregoing.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.
“IIA” shall mean the Israeli National Authority for Technological Innovation, previously known as the Office of the Chief Scientist, of the Israeli Ministry of Economy and Industry.
“Incentive Plans” shall mean the Company’s 2003 Israeli Share Option Plan and 2006 Employee Incentive Plan (Global Share Incentive Plan), in each case, as may be amended from time to time.
“Indebtedness” shall mean all indebtedness, principal, interest (including any prepayment interest), premiums (including make-whole, call or put premiums, optional or otherwise), breakage costs, prepayment or other penalties or other obligations of the Company or any Company Subsidiaries (including any such obligation that would be due if it were to be paid on the Closing Date) (a) for borrowed money; (b) evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) for the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business); (d) obligations as lessee or lessees under leases that have been, in accordance with GAAP, recorded as capital leases; (e) obligations under drawn letters of credit, surety bonds or similar instruments; (f) obligations under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements; and (g) all items of the type referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by the Company or any Company Subsidiary.
“Indemnified Persons” shall mean all past and present directors and officers of the Company and each Company Subsidiary.
“Intellectual Property Rights” means all of the following, in any jurisdiction in the world: (a) patents, patent applications, patent disclosures, and industrial designs (including utility models, designs, and industrial property), and registrations and applications for registration of industrial design rights; (b) trademarks, service marks, trade dress, trade names, logos, corporate names, Internet domain names, and registrations and applications for registration thereof together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works, and registrations and applications for registration thereof; (d) mask works and registrations and applications for registration thereof; (e) software (including in source code, executable code, and object code form), data, data bases, and collections of data; (f) trade secrets and other confidential information (including ideas, formulas, compositions, recipes, inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, processes and techniques, methods, methodologies, algorithms, formulae, research and
EXA-7

development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information); (g) any other intellectual property rights; and (h) copies and tangible embodiments thereof  (in whatever form or medium).
“International Employee Plan” shall mean each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by the Company or any Company Subsidiary, whether informally or formally, or with respect to which the Company or any of the Company Subsidiaries will or may have any liability in excess of  $100,000 individually or in the aggregate, for the benefit of Company Employees who perform services outside the United States. This shall include, in Israel: manager’s insurance; other provident or pension funds which are not government-mandated but were set up to provide for the Company’s legal obligation to pay statutory severance pay under the Severance Pay Law; disability insurance and any education fund.
“IRS” shall mean the U.S. Internal Revenue Service.
“IT Systems” shall mean electronic data processing, information, recordkeeping, communications, telecommunications, networking, account management, inventory management and other such applications, software, and hardware, equipment and services (including all applications and software installed on all hardware and equipment, and all databases, firmware, and related documentation), and Internet websites.
“ITA” shall mean the Israel Tax Authority
“Knowledge” shall mean, with respect to the Company, the actual knowledge, after reasonable inquiry, of those individuals set forth in Part 1.1 of the Disclosure Schedule.
“Law” shall mean any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Legal Proceeding” shall mean any claim, action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation, at law or in equity, commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“License Agreements” shall mean the license agreements listed on Part A.1.2(a) of the Disclosure Schedule.
“Nasdaq” shall mean the NASDAQ Stock Market LLC.
“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.
“Order” shall mean any judgment, order, writ, injunction, decision, ruling, decree or award of any Governmental Body or arbitral body or panel.
“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.
“Owned Real Property” shall mean the property described in Part 2.17(a) of the Disclosure Schedule, together with all fixtures located thereon, and all easements, servitudes, and other interests and rights appurtenant thereto.
“Parent Related Party” shall mean any of the Parent or its Subsidiaries’ respective, direct or indirect, former, current and future equityholders, controlling Persons, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that, notwithstanding the foregoing, no party to this Agreement will be considered a Parent Related Party.
EXA-8

“Payables” shall mean (a) Trade Payables and all other accounts payable of the Company and the Company Subsidiaries and (b) all other current liabilities including salaries, wages and bonus, taxes payable and other accrued liabilities, in each case (i) incurred in the ordinary course of business and in accordance with past practices, (ii) calculated in accordance with GAAP consistently applied with the principles applied in the preparation of the Company Balance Sheet, (iii) including the accrued royalties, and any amounts necessary to cover fees and/or penalties reasonably expected to be incurred in connection with the payment of any such accrued royalties, under the license agreements listed in Part A.1.2(b) of the Disclosure Schedule, (iv) excluding the Accrued Royalty Amount and (v) excluding the Segregated Funds.
“Payables Threshold” shall mean $2,700,000, minus (i) the Accrued Royalty Amount and (ii) the Segregated Funds.
“Performance Standards” shall mean (a) all applicable published safety standards and certifications, (b) all contractual performance standards or specifications, and (c) all applicable regulatory requirements for a product, including but not limited to regulatory guidance or guidelines and general and special controls for medical devices.
“Permitted Encumbrance” shall mean: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the Company Balance Sheet; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, but not as a result of non-payment unless such lien is being contested in good faith; (e) non-exclusive object code licenses of software by the Company or any Company Subsidiary or any reseller or distributor of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice; and (f) Encumbrances that do not interfere in any material respect with the use, operation or transfer of, or any of the benefits of ownership of, the property subject thereto.
“Person” shall mean any individual, Entity or Governmental Body.
“Personal Data” means a natural person’s name, age, gender, street address, telephone number, email address, photograph, social security number, driver’s license number, passport number, customer or account number, marital status, private affairs, personality, personal status, health, genetics, economic status, professional training, personal beliefs, opinions or any other piece of information that can be used to identify, contact or precisely locate a natural person (including Internet protocol address, device identifier or other persistent identifier) or any other information subject to any applicable Law relating to privacy or data protection, including without limitation, information included in the definition of  “Information” under the Israeli Privacy Protection Law, 1981, and applicable Israeli judicial precedent or guidelines or directives issued by the Privacy Protection Authority, formerly the Israeli Law, Information and Technology Authority defining such term.
“Privacy Policy” means each external or internal, past or present privacy policy of the Company or any Company Subsidiary, including any policy relating to: (a) the privacy of individuals in connection with the Company’s or any Company Subsidiary’s website, software or Company Product; (b) the collection, storage, disclosure, use, retention or transfer of any Personal Data; or (c) Personal Data relating to Company’s or any Company Subsidiary service providers or other employee information.
“Recall” means any field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety notices, or safety alerts relating to an alleged lack of safety, efficacy, or regulatory compliance of any product manufactured, distributed, or marketed by or on behalf of the Company or any Company Subsidiary.
“Reimbursement Promissory Note” means an unsecured promissory note issued by the Company in favor of Parent in a principal amount equal to the Expense Reimbursement on terms reasonably satisfactory to Parent. The Reimbursement Promissory Note shall be payable in three equal monthly installments on first, second and third monthly anniversaries, respectively, of the date that this Agreement is terminated and shall, in the case of bankruptcy or other related event, automatically accelerate and become due and payable.
EXA-9

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Substances).
“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.
“Research Agreement” shall mean the research agreement listed in Part A.1.2(c) of the Disclosure Schedule.
“Restricted Cash” shall mean the restricted cash related to deposits on real property leases as of the Agreement Date, as identified in Part 2.8 of the Disclosure Schedule.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.
“SEC” shall mean the U.S. Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.
“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty, addition to tax, inflation linkage, additional amount or interest), imposed, assessed or collected by or under the authority of any Governmental Body.
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Third-Party Indebtedness” shall mean all indebtedness, principal, interest (including any prepayment interest), premiums (including make-whole, call or put premiums, optional or otherwise), breakage costs, prepayment or other penalties or other obligations of the Company or any Company Subsidiaries (a) for borrowed money, other than indebtedness under the Loan Agreement, or (b) that is evidenced by bonds, debentures, notes or other similar instruments or debt securities, including all items of the type referred to above that are guaranteed directly or indirectly in any manner by the Company or any Company Subsidiary.
“Third-Party Manufacturers” means third party entities that provide services to the Company or any Company Subsidiary related to the design, development, testing, investigation, manufacture, packaging, labeling, safety surveillance, processing, handling, storage and distribution of the Company Products.
“Trade Payables” shall mean the aggregate of accounts payable of the Company and the Company Subsidiaries (inclusive of accrued interest thereon) as determined in accordance with GAAP, including any accounts payable reflected on the Company Balance Sheet.
A “Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have changed the Company Board Recommendation in a manner adverse to Parent; (b) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation; (c) the Company Board or any committee thereof shall have approved, endorsed, adopted, recommended or otherwise deemed advisable any Acquisition Proposal; (d) the Company shall have executed any Contract relating to any Acquisition Proposal; (e) an Acquisition Proposal (or any inquiry related thereto) shall have
EXA-10

been publicly announced or disclosed and the Company shall have failed to issue a press release that reaffirms the Company Board Recommendation within five (5) Business Days after such Acquisition Proposal is announced or disclosed; or (f) the Company shall have otherwise breached in any material respects the provisions of Section 4.4 of this Agreement.
“Warrant Termination Amount” shall mean the aggregate of all amounts payable by the Company or Parent pursuant to all duly executed and delivered Warrant Termination Agreements, which, as of the Effective Time, are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated.
“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.
EXA-11

EXHIBIT B
Form of Warrant Termination Agreement
EXB-1

EXHIBIT C
Form of Debenture Termination Agreement
EXC-1

Annex B
Cantor Fitzgerald & CO. 110 East 59th Street New York, New York 10022 Tel 212.0000.2000 www.cantorfitzgerald.com
December 13, 2017
The Board of Directors
Rosetta Genomics, Ltd.
10 Plaut Street, Science Park
Rehovot 76706, Israel
Ladies and Gentlemen:
We understand that Rosetta Genomics, Ltd. (“Raptor”) and Genoptix, Inc. (the “Buyer”) intend to enter into an Agreement and Plan of Merger to be dated as of December 13, 2017, by and among the Buyer, a wholly-owned Israeli subsidiary of the Buyer (the “Merger Sub”), and Raptor (the “Agreement”). Capitalized terms not otherwise defined in this letter shall have the respective meanings ascribed to them in the Agreement.
Pursuant to the Agreement and as more fully set forth in the Agreement, at the closing of the Merger (the “Closing”), Merger Sub will be merged with and into Raptor, with Raptor continuing as the surviving company and as a wholly-owned subsidiary of Buyer (the “Transaction”). At the Effective Time, subject to the terms of the Agreement, each Company Share outstanding immediately prior to the Effective Time shall automatically be deemed transferred to Buyer in exchange for the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deduction for any required withholding Tax, equal to the quotient of  (A) the Consideration to be Received divided by (B) the number of Fully Diluted Shares Outstanding immediately prior to the Effective Time.
Subject to the terms and conditions of the Agreement, the aggregate consideration to be paid by Buyer to the holders of Raptor ordinary shares (other than Buyer, Merger Sub and their respective Affiliates in the Merger pursuant to the Agreement), in the aggregate, shall be an amount in cash equal to $10,000,000, plus Restricted Cash and up to $1.1 million of Cash, if any, held by the Company and Company Subsidiaries at the close of business day on the Closing Date, less, without duplication, at the close of business on the Closing Date, (a) any amounts outstanding pursuant to Third-Party Indebtedness (other than pursuant to Convertible Debentures which are subject to a duly executed and delivered Debenture Termination Agreement, which is in full force and effect and has not been revoked, suspended, canceled, rescinded or terminated), (b) any amounts outstanding under the Loan Agreement including, without limitation, principal, premium, if any, interest and penalties with respect thereto, (c) any Excess Payables, (d) any Company Professional Fees, (e) the Executive Severance Amount, (f) any unfunded severance liability of the Company or the Company Subsidiaries with respect to Israeli Employees, (g) any severance liability of the Company or the Company Subsidiaries with respect to Company Employees (other than Israeli Employees) that is not disclosed in Part 1.5 of the Disclosure Schedule, (h) the Warrant Termination Amount and (i) the Debenture Termination Amount (collectively, the “Consideration to be Received”). The terms and conditions of the Merger are set forth in more detail in the Agreement, which you have provided to us in substantially final form.

The Board of Directors
Rosetta Genomics, Ltd.
December 13, 2017

Concurrently with the execution of the Agreement (a) Buyer and Raptor will enter into a Credit and Security Agreement pursuant to which Buyer will commit, subject to certain exceptions set forth therein, to provide Raptor with a bridge loan of up to $600,000 monthly, bearing simple interest at a rate of 10% per annum, which will be secured by a first priority lien on Raptor’s assets (the “Loan Agreement”); (b) Buyer and certain holders of Company Warrants have entered into warrant termination agreements (each, a “Warrant Termination Agreement” and collectively, the “Warrant Termination Agreements”), dated as of the Agreement date, which agreements are contingent upon the closing of the Merger and shall become automatically effective immediately after the Effective Time; and (c) Raptor, Buyer and the holders of the Convertible Debentures have entered into a debenture and warrant termination agreement (the “Debenture Termination Agreement”), dated as of the Agreement date, which agreement is contingent upon the closing of the Merger and shall become automatically effective immediately after the Effective Time. The terms of the Loan Agreement, Warrant Termination Agreements and Debenture Termination Agreement (collectively, the “Ancillary Agreements”) are more fully set forth in the respective Ancillary Agreement, each of which you have provided to us in substantially final form.
You have asked us to render our opinion as to whether, as of the date hereof, the Consideration to be Received by the holders of Raptor ordinary shares (other than Buyer, Merger Sub and their respective Affiliates) in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Raptor ordinary shares (other than Buyer, Merger Sub and their respective Affiliates).
In the course of performing our reviews and analyses for rendering this opinion, we have:
•
reviewed a draft of the Agreement, dated December 13, 2017;

•
reviewed Raptor’s Annual Reports to Shareholders and Annual Reports on Form 20-F for the years ended December 31, 2016, 2015, 2014 and 2013, and its preliminary unaudited results for the quarter ended September 30, 2017 and month ended November 30, 2017;

•
reviewed certain operating and financial information relating to Raptor’s business and prospects, including projections for Raptor for the five years ended December 31, 2022, all as prepared and provided to us by Raptor’s management;

•
met with certain members of Raptor’s senior management to discuss Raptor’s business, operations, historical and projected financial results and future prospects;

•
reviewed the historical prices, trading multiples and trading volume of the common shares of Raptor;

•
reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Raptor;

•
reviewed the financial terms, to the extent publicly available, of certain business combinations involving companies in similar industries as Raptor which we deemed generally comparable to Raptor;

•
performed discounted cash flow analyses based on the projections for Raptor furnished to us by Raptor’s management; and

•
conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The Board of Directors
Rosetta Genomics, Ltd.
December 13, 2017

In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Raptor or obtained by us from public sources, including, without limitation, the projections referred to above, and we do not assume responsibility for the accuracy or completeness of any such information. We have also assumed that there has been no material change in the assets, financial condition, business or prospects of Raptor since the date of the most recent financial statements provided to us by Raptor’s management. With respect to the projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Raptor, as to the expected future performance of Raptor. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections; we express no view or opinion as to such projections and the assumptions upon which they are based; and we have further relied upon the assurances of the senior management of Raptor, as the case may be, that they are unaware of any facts that would make the information, and projections incomplete or misleading. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any waivers of any material rights thereunder by any party and any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Raptor, and we have assumed that the representations and warranties contained in the Agreement made by the parties thereto are true and correct in all respects material to our analysis. We have assumed that the executed Agreement will not differ in any material respect from the version reviewed by Cantor Fitzgerald & Co. (“CF&CO”).
In arriving at our opinion, we have not performed or obtained any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Raptor or Buyer, nor have we been furnished with any such evaluations or appraisals, nor do we assume any responsibility to obtain any such evaluations or appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Raptor, and we have considered the results of such solicitation in rendering our opinion. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Raptor and its advisors with respect to such issues. Our opinion does not address any legal, tax, regulatory or accounting matters.
We do not express any opinion as to the price or range of prices at which the ordinary shares of Raptor may trade subsequent to the announcement of the Transaction.
We have acted as a financial advisor to Raptor in connection with the Transaction and will receive a customary fee for such services pursuant to an engagement letter with Raptor dated April 10, 2014, as amended or supplemented to date, a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is payable upon delivery of this opinion and may be credited against the fee payable upon consummation of the Transaction. In addition, Raptor has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.
CF&CO has previously been engaged by Raptor since 2014 to provide certain investment banking and other services on matters unrelated to the Transaction, for which we have received (or may receive) customary fees. CF&CO may seek to provide Raptor and its affiliates with certain investment banking and other services unrelated to the Transaction in the future.
Consistent with applicable legal and regulatory requirements, CF&CO has adopted certain policies and procedures to establish and maintain the independence of CF&CO’s research departments and personnel. As a result, CF&CO’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Raptor, the Transaction and other participants in the Transaction that differ from the views of CF&CO’s investment banking personnel.

The Board of Directors
Rosetta Genomics, Ltd.
December 13, 2017

In the ordinary course of business, CF&CO and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by Raptor and its affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.
It is understood that this letter is intended solely for the benefit and use of the Board of Directors of Raptor in connection with its consideration of the Transaction. None of this letter, our opinion nor any summary of our opinion may be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, nor is any public reference to this opinion or disclosure to any third party permitted to be made, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement to be distributed to the holders of Raptor ordinary shares in connection with the Transaction. This letter and our opinion do not constitute a recommendation to the Board of Directors of Raptor in connection with the Transaction, nor do this letter and our opinion constitute a recommendation to any holders of Raptor ordinary shares as to how to vote in connection with the Transaction. Our opinion addresses only the fairness, from a financial point of view, of the Consideration to be Received by the holders of Raptor ordinary shares (other than Buyer, Merger Sub and their respective Affiliates) in the Merger pursuant to the Agreement, and does not address Raptor’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Raptor or the effects of any other transaction in which Raptor might engage. In addition, this opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of Raptor under any federal or state laws relating to bankruptcy, insolvency or similar matters. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Raptor’s officers, directors or employees, or any class of such persons, in connection with the Transaction. We express no view as to any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise.
Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of CF&CO. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.
This opinion should not be construed as creating any fiduciary duty on the part of CF&CO to, or any agency relationship between, CF&CO and any other party.
Based on and subject to the foregoing, including the assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be Received by the holders of Raptor ordinary shares (other than Buyer, Merger Sub and their respective Affiliates) in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Raptor ordinary shares (other than Buyer, Merger Sub and their respective Affiliates).

The Board of Directors
Rosetta Genomics, Ltd.
December 13, 2017

Very truly yours,
CANTOR FITZGERALD & CO.
By:

Name: Sage Kelly
Title: Global Head of Investment Banking